If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser. If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser. Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular. PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 857) RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC AND CNPC FINANCE IN RESPECT OF 2024 TO 2026; PROPOSED ELECTION AND APPOINTMENT OF A DIRECTOR; PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES AND ORGANIZATION OF SUPERVISORY COMMITTEE; AND NOTICE OF THE 2023 FIRST EXTRAORDINARY GENERAL MEETING IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2024 TO 2026, PROPOSED ELECTION AND APPOINTMENT OF A DIRECTOR AND PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES AND ORGANIZATION OF SUPERVISORY COMMITTEE, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE 2023 FIRST EXTRAORDINARY GENERAL MEETING. A notice convening the EGM to be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 9 November 2023 at 9 a.m. is set out on pages 132 to 135 of this circular. The proxy form for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 9:00 a.m., on Wednesday, 8 November 2023). Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or any adjourned meetings should you so wish. 20 September 2023

Page DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 LETTER FROM THE BOARD . . . . . . . . . . . . . . 7 1. RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC IN RESPECT OF 2024 TO 2026 . . . . . . . . . 8 2. RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC FINANCE IN RESPECT OF 2024 TO 2026. . . . . . . . 50 3. THE COMPANY'S INTERNAL CONTROL MEASURES TO ENSURE THAT THE CONTINUING CONNECTED TRANSACTIONS ARE CONDUCTED IN ACCORDANCE WITH THE NEW COMPREHENSIVE AGREEMENT AND FINANCIAL SERVICES AGREEMENT . . . . . . . . .. . 60 4. GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . 63 5. INDEPENDENT SHAREHOLDERS' APPROVAL. . . . . 64 6. PROPOSED ELECTION AND APPOINTMENT OF A DIRECTOR . . . . 64 7. PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES AND ORGANIZATION OF SUPERVISORY COMMITTEE 65 8. THE EGM. . . . . . . . . . . .. . . . . . . . . . . . . . . 78 9. VOTES TO BE TAKEN BY POLL . . . . . . . 79 10. RECOMMENDATIONS . . . . . . . . . . . . . . . 79 11. MISCELLANEOUS. . . . . . . . .. . . . . . . . . . . 80 LETTER FROM THE INDEPENDENT BOARD COMMITTEE . . . . . . . . . 81 LETTER FROM ICBC INTERNATIONAL . . . . . . . . . . . . . . . . . . . 83 APPENDIX -- STATUTORY AND GENERAL INFORMATION . . . . . .. . . . 126 NOTICE OF THE 2023 FIRST EXTRAORDINARY GENERAL MEETING . . . . . . . . 132 - i -

In this circular, unless the context requires otherwise, the following expressions have the following meanings: "2017 Buildings Leasing Contract" the buildings leasing contract entered into between the Company and CNPC on 24 August 2017 "A Share(s)" the PRC listed domestic share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange and traded in RMB "Amended Buildings Leasing Contract" the amended buildings leasing contract entered into between the Company and CNPC on 25 August 2011 "Articles of Association" the articles of association of the Company "associate(s)" has the meanings ascribed to it under the HKEx Listing Rules "Board" the board of Directors of the Company "Buildings Leasing Contract" the buildings leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Group buildings located throughout the PRC for the use by the Group for its business operation including the exploration, development and production for a term of 20 years, as amended by a supplemental agreement dated 26 September 2002 "CNPC" China National Petroleum Corporation (), a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, and for the purpose of this circular, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group - 1 -

"CNPC Finance" China Petroleum Finance Company Limit, owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Company Limited respectively as at the Latest Practicable Date, and for the purpose of this circular, unless otherwise specified, shall include its subsidiaries "Company" PetroChina Company Limited (), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the laws of the PRC, the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively "Comprehensive Agreement" the comprehensive products and services agreement dated 27 August 2020 entered into between CNPC and the Company regarding the provision by the Group to CNPC/Jointly-held Entities and by CNPC/Jointly-held Entities to the Group, of a range of products and services from time to time, coming into effect on 1 January 2021 and effective for 3 years "connected person(s)" has the meanings ascribed to it under the HKEx Listing Rules "Continuing Connected Transactions" Continuing Connected Transactions with CNPC and Continuing Connected Transactions with CNPC Finance "Continuing Connected Transactions with CNPC" the continuing connected transactions which have been and will continue to be entered into between the Group and CNPC/Jointly-held Entities, details of which are set out in the letter from the Board of this circular. For the avoidance of doubt, the Continuing Connected Transactions with CNPC do not include the continuing connected transactions between the Group and CNPC Finance as the Company and CNPC Finance have entered into the Financial Services Agreement in relation to the financial services between the Group and CNPC Finance - 2 -

"Continuing Connected Transactions with CNPC Finance" the continuing connected transactions which have been and will continue to be entered into between the Group and CNPC Finance, details of which are set out in the letter from the Board of this circular "controlling shareholder(s)" has the meanings ascribed to it under the HKEx Listing Rules "Director(s)" the director(s) of the Company "EGM" or "Extraordinary General Meeting" an extraordinary general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, PRC at 9 a.m. on 9 November 2023 "Financial Services Agreement" the financial services agreement dated 30 August 2023 entered into between the Company and CNPC Finance regarding the provision of certain financial services by CNPC Finance to the Group, coming into effect on 1 January 2024 and effective for 3 years "Group" the Company and its subsidiaries "H Share(s)" the overseas listed foreign share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars "HKEx Listing Rules" the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange "Hong Kong" the Hong Kong Special Administrative Region of the PRC "Hong Kong Stock Exchange" The Stock Exchange of Hong Kong Limited - 3 -

"Independent Board Committee" the independent committee of the Board, comprising Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun, the independent non-executive Directors, formed for the purpose of reviewing and advising the Independent Shareholders in respect of the New Comprehensive Agreement, the Financial Services Agreement, the Non-Exempt Continuing Connected Transactions and the relevant proposed annual caps "Independent Financial Advisor" or "ICBC International" ICBC International Capital Limited (), a licensed corporation carrying out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial advisor appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant proposed annual caps in connection with the Non-Exempt Continuing Connected Transactions "Independent Shareholder(s)" the shareholder(s) of the Company other than CNPC and its associates "Jointly-held Entity(ies)" A company(ies) (not including CNPC Finance) in which the Company and CNPC jointly hold shares while CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power of the companies at any general meeting of such company(ies) "Kunlun Leasing" Kunlun Financial Leasing Co., Ltd., a company incorporated in the PRC with limited liability, which is a subsidiary of CNPC - 4 -

"Land Use Rights Leasing Contract" the land use rights leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Group parcels of land throughout the PRC in connection with and for the purpose of all aspects of the operations and business of the Group for a term of 50 years "Latest Practicable Date" 15 September 2023, being the latest practicable date for the purpose of ascertaining certain information contained in this circular "New Comprehensive Agreement" the comprehensive products and services agreement dated 30 August 2023 entered into between CNPC and the Company regarding the provision by the Group to CNPC/Jointly-held Entities and by CNPC/Jointly-held Entities to the Group, of a range of products and services from time to time, coming into effect on 1 January 2024 and effective for three years "Non-Exempt Continuing Connected Transactions" the Non-Exempt Continuing Connected Transactions with CNPC and Non-Exempt Continuing Connected Transactions with CNPC Finance "Non-Exempt Continuing Connected Transactions with CNPC" the Continuing Connected Transactions with CNPC under the categories of 1.2.1(1)(a), 1.2.1(2)(a), 1.2.1(2)(b) and 1.2.1(2)(e)(i), as set out in the section headed "The HKEx Listing Rules implications regarding the Continuing Connected Transactions with CNPC" in the letter from the Board of this circular "Non-Exempt Continuing Connected Transactions with CNPC Finance" the Continuing Connected Transactions with CNPC Finance under the category of 2.2.1(1), as set out in the section headed "The HKEx Listing Rules implications regarding the Continuing Connected Transactions with CNPC Finance" in the letter from the Board of this circular "PRC" or "China" the People's Republic of China "RMB" Renminbi, the lawful currency of the PRC - 5 -

"SFO" Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended from time to time "Shanghai Stock Exchange" Shanghai Stock Exchange "Share(s)" share(s) of the Company, including the A Share(s) and the H Share(s) "Shareholder(s)" holder(s) of Shares of the Company "subsidiary(ies)" has the meanings ascribed to it under the HKEx Listing Rules "substantial shareholder(s)" has the meanings ascribed to it under the HKEx Listing Rules "Supervisor(s)" the supervisor(s) of the Company "Supervisory Committee" the supervisory committee of the Company "Supplemental Agreement to the Land Use Rights Leasing Contract" the supplemental agreement to the Land Use Rights Leasing Contract entered into between the Company and CNPC on 25 August 2011 - 6 -

PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 857) Board of Directors Dai Houliang (Chairman) Hou Qijun (Vice Chairman) Duan Liangwei Huang Yongzhang Ren Lixin Xie Jun Cai Jinyong* Jiang, Simon X.* Zhang Laibin* Hung Lo Shan Lusan* Ho Kevin King Lun* Legal Address: 16 Andelu Dongcheng District Beijing 100011 PRC Office Address: PetroChina Building No. 9 Dongzhimen North Street Dongcheng District Beijing 100007 PRC * Independent non-executive Directors 20 September 2023 To the Shareholders Dear Sir/Madam, RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC AND CNPC FINANCE IN RESPECT OF 2024 TO 2026; PROPOSED ELECTION AND APPOINTMENT OF A DIRECTOR; PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES AND ORGANIZATION OF SUPERVISORY COMMITTEE; AND NOTICE OF THE 2023 FIRST EXTRAORDINARY GENERAL MEETING - 7 -

Reference is made to the announcements of the Company dated 30 August 2023 in relation to (1) the renewal of Continuing Connected Transactions in respect of 2024 to 2026, (2) the proposed election and appointment of a director and (3) the proposed amendments to the rules of procedures and organization of Supervisory Committee. The purpose of this circular is to provide you with information in relation to (1) the renewal of Continuing Connected Transactions in respect of 2024 to 2026, (2) the proposed election and appointment of a director and (3) the proposed amendments to the rules of procedures and organization of Supervisory Committee to enable you to make an informed decision on voting in respect of the resolutions to be proposed at the EGM. 1. RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC IN RESPECT OF 2024 TO 2026 1.1 Background Reference is made to the announcement (the "Announcement") of the Company dated 27 August 2020 in respect of, among other things, the renewal of the continuing connected transactions with CNPC/Jointly-held Entities. At the extraordinary general meeting of the Company held on 5 November 2020, the Independent Shareholders approved the continuing connected transactions with CNPC/Jointly-held Entities and the annual caps for the three years ending 31 December 2023. In addition to the Comprehensive Agreement, the Company and CNPC also entered into the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, pursuant to which, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. Furthermore, the Company also entered into the Contract for the Transfer of Rights under Production Sharing Contracts with CNPC, pursuant to which, CNPC transferred to the Company relevant rights and obligations under production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC's supervisory functions. As each of the applicable percentage ratios in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract and the Contract for the Transfer of Rights under Production Sharing Contracts is less than 0.1%, the above transactions are exempted from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the HKEx Listing Rules. Please refer to the 2022 annual report of the Company published on 21 April 2023 for details. The Company also entered into the Land Use Rights Leasing Contract, the Supplemental Agreement to the Land Use Rights Leasing Contract and 2017 Buildings Leasing Contract, pursuant to which, CNPC has leased certain lands and buildings to the Group. Please refer to sections 1.4 and 1.5 for details. - 8 -

The Company and CNPC entered into (1) the New Comprehensive Agreement and (2) a confirmation letter to the Land Use Rights Leasing Contract and the 2017 Buildings Leasing Contract on 30 August 2023 to continue the Continuing Connected Transactions with CNPC after 31 December 2023. The Company will continue to comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions with CNPC including the reporting, announcement, annual review and independent shareholders' approval requirements, if applicable. 1.2 The HKEx Listing Rules implications regarding the Continuing Connected Transactions with CNPC 1.2.1 The Continuing Connected Transactions with CNPC mainly comprise: (1) (a) Products and services to be provided by the Group to CNPC/Jointly-held Entities (b) Financial services to be provided by the Group to Jointly-held Entities (2) (a) Engineering technology services to be provided by CNPC to the Group (b) Production services to be provided by CNPC to the Group (c) Material supply services to be provided by CNPC to the Group (d) Social and living support services to be provided by CNPC to the Group (e) Financial services to be provided by CNPC (excluding CNPC Finance)/Jointly-held Entities to the Group: (i) Aggregate of the maximum daily amount of deposits made by the Group with CNPC (excluding CNPC Finance) and the total amount of interest received in respect of these deposits (ii) Insurance, handling fees for entrustment loans, fees and expenses for settlement services and other intermediary services to be provided by CNPC (excluding CNPC Finance) to the Group - 9 -

(i) (iii) Maximum outstanding daily balance (including the outstanding lease principal, rents, pre-leasing/leasing interest and other fees) due by the Group to Kunlun Leasing in respect of the financial leasing services to be provided by Kunlun Leasing to the Group (iv) Loans and other financial assistance to be provided by CNPC (excluding CNPC Finance)/Jointly-held Entities to the Group (f) Land lease to be provided by CNPC to the Group (g) Buildings lease to be provided by CNPC to the Group 1.2.2 The implications of the Continuing Connected Transactions with CNPC under the HKEx Listing Rules are as below: (1) Under the Rule 14A.90 of the HKEx Listing Rules, 1.2.1(2)(e)(iv) loans and other financial assistance to be provided by CNPC (excluding CNPC Finance)/Jointly-held Entities to the Group, being financial assistance provided by a connected person for the benefit of the listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect thereof, is fully exempt from shareholders' approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules (2) Under the Rule 14A.76(2) of the HKEx Listing Rules, the following categories of Continuing Connected Transactions with CNPC are exempted from the independent shareholders' approval requirement but are subject to the reporting and announcement requirements, as each of the applicable percentage ratios under Rule 14.07 of the HKEx Listing Rules in relation of each of these categories is, on an annual basis, less than 5%: 1.2.1 (1)(b) Financial services to be provided by the Group to Jointly-held Entities 1.2.1 (2)(c) Material supply services to be provided by CNPC to the Group 1.2.1 (2)(d) Social and living support services to be provided by CNPC to the Group - 10 -

1.2.1 (2)(e)(ii) Insurance, handling fees for entrustment loans, fees and expenses for settlement services and other intermediary services provided by CNPC (excluding CNPC Finance) to the Group 1.2.1 (2)(e)(iii) Maximum outstanding daily balance (including the outstanding lease principal, rents, pre-leasing/leasing interest and other fees) due by the Group to Kunlun Leasing in respect of the financial leasing services to be provided by Kunlun Leasing to the Group 1.2.1 (2)(f) Land lease to be provided by CNPC to the Group 1.2.1 (2)(g) Buildings lease to be provided by CNPC to the Group (3) Under the HKEx Listing Rules, the following transactions are Non-Exempt Continuing Connected Transactions with CNPC which are subject to the reporting, announcement and independent shareholders' approval requirements: 1.2.1 (1)(a) Products and services to be provided by the Group to CNPC/Jointly-held Entities 1.2.1 (2)(a) Engineering technology services to be provided by CNPC to the Group 1.2.1 (2)(b) Production services to be provided by CNPC to the Group 1.2.1 (2)(e)(i) Aggregate of the maximum daily amount of deposits made by the Group with CNPC (excluding CNPC Finance) and the total amount of interest received in respect of these deposits when aggregating with the maximum daily amount of deposits made by the Group with CNPC Finance and the total amount of interest received in respect of those deposits - 11 -

1.3 Continuing Connected Transactions with CNPC under the New Comprehensive Agreement 1.3.1 The New Comprehensive Agreement The Company and CNPC entered into the Comprehensive Agreement on 27 August 2020, which was effective from 1 January 2021 and valid for a term of three years, and will expire on 31 December 2023, for the provisions (1) by the Group to CNPC/Jointly-held Entities and (2) by CNPC/Jointly-held Entities to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and relevant units (including their respective subsidiaries, branches and other units). Therefore, on 30 August 2023, the Company and CNPC entered into the New Comprehensive Agreement which shall come into effect on 1 January 2024, the principal terms of which are as follows: (1) Products and services to be provided by the Group to CNPC/Jointly-held Entities (a) Products and services including those relating to crude oil, natural gas, refined oil products, chemical products, supply of water, supply of electricity, supply of gas, supply of heating, quantifying and measuring, entrusted operation and management, material supply and other relevant or similar products and services as may be requested by CNPC/Jointly-held Entities for its own consumption, use or sale from time to time; and (b) Financial services provided by the Group to Jointly-held Entities, including entrustment loans, guarantees and other financial services. - 12 -

(a) (2) Products and services to be provided by CNPC/Jointly-held Entities to the Group The products and services to be provided by CNPC/Jointly-held Entities to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC/Jointly-held Entities. They have been grouped together and categorized according to the following types of products and services: (a) Engineering technology services, including but not limited to exploration technology service, downhole operation service, oilfield construction service, refinery construction service, engineering design service and public engineering services; (b) Production services, mainly associated with products and services to be provided, arising from the day-to-day operations of the Group, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply, heat supply and communication services; (c) Material supply services, mainly involving the agency services on the procurement of materials, including but not limited to purchase of materials, quality examination, storage of materials and delivery of materials, which by virtue of its different nature, are not covered in the engineering technology services and production services referred to above; (d) Social and living support services, including but not limited to community security system services, hospitals, cultural promotional services, staff canteens, training centers, retirement management and re-employment services, etc.; and (e) Financial services, including loans and other financial assistance, deposits services, insurance, entrustment loans, settlement services, financial leasing services and other financial services. - 13 -

(a) 1.3.2 General principles The New Comprehensive Agreement requires in general terms that: (1) the quality of products and services to be provided should be satisfactory to the recipient; (2) the price at which such products and services are to be provided must be fair and reasonable; and (3) the terms and conditions on which such products and services are to be provided should be no less favorable than those offered by independent third parties. 1.3.3 Pricing determination Pricing principles for the Non-Exempt Continuing Connected Transactions with CNPC: (1) Products and services provided by the Group to CNPC/Jointly-held Entities: pricing principles include government-prescribed pricing plus diversion cost (if any) and market-oriented pricing; (2) Engineering technology services provided by CNPC to the Group: pricing principles include government-prescribed pricing, market-oriented pricing (which includes tender prices) and agreed contractual price; (3) Production services provided by CNPC to the Group: pricing principles include government-prescribed pricing plus diversion cost (if any), market-oriented pricing, agreed contractual price and the actual cost incurred; and (4) Deposit service provided by CNPC to the Group: pricing principles include government-prescribed pricing and market-oriented pricing. The New Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the New Comprehensive Agreement. The pricing determination of the New Comprehensive Agreement remains consistent with that of the Comprehensive Agreement. If, for any reason, the specific pricing - 14 -

principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles: (1) government-prescribed price (this applies to products and services such as refined oil products, natural gas, water supply, electricity supply, gas supply and heat supply (plus diversion costs in respect of supply of water, electricity, gas and heat)); or (2) where there is no government-prescribed price, then according to the relevant market-oriented prices (at present, this applies to products and services such as engineering design, project monitoring and management, crude oil, chemical products, asset leasing, repair of machinery, transportation, purchase of materials, quantifying and measuring and entrusted operation and management, etc.); or (3) where neither (1) nor (2) is applicable, then according to: (a) the actual cost incurred (at present, this applies to book information and partial filing storage, maintenance of roads); or (b) the agreed contractual price, being the actual cost for the provision of such product or service plus an addition of not more than: (i) 15% of the cost for certain engineering technology services priced (at present, this applies to products and services such as geophysical prospecting, drilling, well cementing, logging, mud logging, well testing, oil testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and (ii) 3% of the cost for all other types of products and services priced (at present, this applies to products and services such as downhole operations, equipment maintenance and repair, equipment antiseptic testing and research, technical services, communications, firefighting, quality inspection, storage of materials, delivery of materials and training centers). - 15 -

As a commitment to the investors, the Company has set caps of profit margin in light of the prevailing market circumstances as at the time of the Company's listing, and the caps of profit margin have remained unchanged since then. Based on the past business performance and with reference to the margin of profit before tax of the similar business of more than two comparable companies in market, the Company is of the view that these caps are fair and reasonable and therefore are still in the interests of the Company and its Shareholders as a whole in the present circumstances. In order to ensure the reasonableness and accuracy of the actual cost for the relevant products and services, the transaction parties under the Company and CNPC will generally negotiate the cost for the products and services to be provided in advance. The cost will be determined based on the number of consumed units and unit price. The number of consumed units will be determined by the parties according to the cost-efficient level or the average level of similar projects in history. The unit price will be determined by the parties with reference to the market-oriented price for cost. Meanwhile, the Company and CNPC have jointly set up a construction cost center comprised by experienced technical experts, which is responsible for the formulation of the cost standards for certain engineering technology services provided by CNPC according to the above-mentioned mechanism. After the provision of relevant products or services, the internal auditors of the Group will review the actual cost of these products or services prepared by CNPC with reference to the negotiation results prior to the transactions or the cost standards formulated by the construction cost center. The settlement and payment shall only be made after the review is approved by the internal auditors. (4) with regards to certain special products and services, the following pricing principles are adopted: (a) for public engineering services (means engineering service in relation to oil regions, factory roads, municipal facilities, civil construction and public facilities), in accordance with the set quotas and pricing standards (the quotas specified by the People's Government of respective provinces, autonomous regions or municipalities) if the same have been set uniformly by the government; and via public tendering if no such quotas and pricing standards have been set; - 16 -

(b) for security system services, the price shall not be more than the Company's actual expense incurred on security system in 1998. This pricing principles have been adopted since the listing of the Company, and the Company considered this pricing principles can control the connected transaction amounts between the Group and CNPC; (c) for hospitals and cultural promotional services, reasonably proportioned between the Company and CNPC with reference to CNPC's actual expenses incurred on hospitals and cultural promotional service and the share of benefits between the Company and CNPC in 1998; prices for subsequent periods shall not be more than the Company's share of expenses as calculated in accordance with the aforementioned formula in 1998, and shall decrease year by year; and (d) retirement management and re-employment services, reasonably proportioned between CNPC and the Company with reference to the cost for such services and the share of benefits between CNPC and the Company and shall decrease progressively. Government-prescribed Price The definition of "government-prescribed price" refers to the price in respect of certain category of products or services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organization responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organization or form) or other regulatory departments. - 17 -

The "government-prescribed price" for different products and services is determined with reference to the following: Type of product/service with "government-prescribed prices" Basis for price determination Refined oil products According to the Notice of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2016] No. 64) issued by the National Development and Reform Commission on 13 January 2016, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-guided prices; the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps shall be government-prescribed prices. The price of gasoline and diesel shall be adjusted every ten business days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission publishes the maximum retail price in ton of standard gasoline and diesel, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps on its portal website. The provincial price authorities shall publish the highest wholesale prices and highest retail prices of gasoline and diesel standard products and non-standard products in their regions on the designated websites. - 18 -

Type of product/service with "government-prescribed prices" Basis for price determination Natural gas According to the Catalogue of Pricing by the Central Government (Order No.31 of the National Development and Reform Commission of the People's Republic of China) issued by the National Development and Reform Commission on 13 March 2020 and effective on 1 May 2020, the city-gate prices of offshore gas, shale gas, coal-bed gas, coal gas, liquefied natural gas, gas directly supplied to users, gas purchased and sold through gas storage facilities, gas publicly traded on the trading platform, and imported natural gas through pipelines put into operation after 2015, as well as natural gas in provinces with competitive conditions shall be formed on the market; and the city-gate prices of natural gas of other domestic onshore pipelines and imported natural gas through pipelines put into operation before the end of 2014 shall be temporarily governed by the pricing mechanism currently in force, and be liberalized at appropriate time and formed on the market depending on the market-oriented reform progress of natural gas. According to a series of plans for natural gas price reform gradually released by the National Development and Reform Commission in recent years, the current pricing mechanism mainly involves implementing benchmark city-gate price management. The natural gas supply and demand sides negotiate and determine specific city-gate prices within a range of 20% upward and unlimited downward adjustments based on the benchmark city-gate prices published by local governments. At the same time, the seasonal price policies will be carried out to encourage market-oriented trading. Natural gas production and operation enterprises and users are encouraged to actively enter and trade on natural gas trading platforms, and the prices of natural gas publicly traded through trading platforms such as Shanghai and Chongqing Petroleum and Gas Exchange will be formed by the market. - 19 -

Type of product/service with "government-prescribed prices" Basis for price determination Refinery and chemical facilities construction (including construction and installation) Prices shall be determined by public invitation to bid according to the "The Bidding Law of the Peoples' Republic of China". For the construction phase, prices shall be determined by standards prescribed by the People's Government of the respective province, autonomous region and municipalities. For the installation phase, prices shall be determined by industrial standards. Water supply According to the Measures for the Administration of Urban Water Supply Prices issued by the National Development and Reform Commission and the Ministry of Housing and Urban-Rural Development on 3 August 2021 and effective on 1 October 2021, urban water supply prices are in principle set by the government, and the specific pricing power shall be implemented in accordance with the provisions of the pricing catalogue of local governments. - 20 -

Type of product/service with "government-prescribed prices" Basis for price determination Electricity supply In line with the Electricity Law issued by Standing Committee of the National People's Congress (Order No. 23 of the President of the People's Republic of China) on 28 December 1995 and amended respectively on 27 August 2009, 24 April 2015 and 29 December 2018, for the power purchase price of a power network spanning different provinces, autonomous regions, or municipalities, as well as in a provincial power network, a proposal shall be made through consultation by the enterprises engaged in power production and power network operation, and shall be examined and approved by the pricing administrative department of the State Council. The on-grid electricity price in an independent power network shall be negotiated and proposed by the power production enterprise and the power network operating enterprise and submitted to the pricing administrative department with management authority for approval. For the power produced by locally funded power production enterprises, if an independent power network within different regions of the province is formed or the power is generated for local use, the price shall be under the control of the People's Government of the province, autonomous region or municipality. Gas supply According to the Regulation on the Administration of Urban Gas (PRC State Council Order No.666) issued by the State Council on 19 October 2010 and amended on 6 February 2016, the pricing bureau of the People's Government above the county level could prescribe and adjust the selling price for pipeline gas. Heat supply Prices for the supply of heat are prescribed by the local governments. Save as disclosed above, the macro government-prescribed prices are updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the People's Government of the - 21 -

respective provinces, autonomous regions and municipalities are updated from time to time in accordance with the local actual situations from time to time. The Company has paid and will continue to pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly. The definition of "market-oriented price" refers to the price determined in accordance with the following order: (1) with reference to the price charged, by at least two independent third parties, in areas where such type of product or service is provided and on normal terms in the area where the product or service of comparable scale is being provided at that time; or (2) with reference to the price charged, by at least two independent third parties, in nearby areas where such type of product or service is provided and on normal terms in the area or country adjacent to the area where the product or service of comparable scale is being provided at that time. According to the regulations for the management of bidding and tendering of the Company, in terms of the products or services of which the transaction amount reaches the particular standard prescribed in regulations, the Company shall obtain the above-mentioned market-oriented prices through tendering and the final suppliers of products or services are determined based on the price quotations and other factors including quality of products and services, specific needs of the transaction parties, technical advantages of the suppliers, performance capabilities of the suppliers, and qualification and relevant experience of the suppliers. The operating entities or the tendering center of the Company is responsible for the preparation of tendering requirement documents. A tendering committee comprised by both internal and external randomly picked experts will be established to conduct the tendering process for each project. If the terms offered by CNPC are considered to be comparable to or better than other bidders by the tendering committee after taking into consideration the above-mentioned factors, CNPC will be selected as the supplier. In terms of the products and services of which the transaction amount is lower than the particular standard prescribed in the regulations, the Company shall obtain the above-mentioned market-oriented prices by inviting suppliers to the competitive negotiations and the final suppliers of products or services are determined based on the price quotations and other factors including quality of products and services, specific needs of the transaction parties, - 22 -

technical advantages of the suppliers, performance capabilities of the suppliers, and qualification and relevant experience of the suppliers. If the terms offered by CNPC are considered to be comparable to or better than other suppliers by such department after taking into consideration the above-mentioned factors, CNPC will be selected as the supplier upon the final approval by the management team of the operating entity. In addition, the New Comprehensive Agreement specifically stipulates that: (1) for the financial services provided by the Group: (a) the pricing of entrusted loans shall be determined based on the Loan Prime Rate and relevant fee charging standards as promulgated by the People's Bank of China and with reference to market-oriented price; (b) the guarantees shall be provided at prices with reference to the market-oriented price of the same risk category; and (c) the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among other things, People's Bank of China and the fee charging standards published by the above-mentioned relevant regulatory authorities and with reference to the market-oriented price. (2) for the financial services provided by CNPC/Jointly-held Entities: (a) the deposit services shall be provided at prices determined in accordance with the relevant interest rate and fee charging standards as promulgated by the People's Bank of China. Such prices must also be no less favorable to the Group than those offered by other independent third parties unless otherwise provided by laws and regulations; (b) the loan services shall be provided at prices determined after negotiation based on the Loan Prime Rate and market conditions. Such prices must also be no higher than the rate charged by major commercial banks for same type of loans during the same period under the same conditions; - 23 -

(c) the guarantees shall be provided at prices with reference to the market-oriented price of the same risk category; and (d) the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among other things, People's Bank of China and the fee charging standards published by the above-mentioned relevant regulatory authorities and with reference to the market-oriented price. For the financial leasing services provided by CNPC to the Group, payments due from the Group shall include rental payable, pre-leasing interest, pre-paid rents, etc. Rental payable, pre-leasing interest and pre-paid rents shall be calculated with reference to the lease principal and the leasing interest rate. Leasing interest rate shall be determined by reference to the Loan Prime Rate as promulgated by the National Interbank Funding Centre authorized by the People's Bank of China. The standard of rental payable, pre-leasing interest (if any) and pre-paid rents (if any) shall be determined on terms no less favorable to the Group than those offered by other independent third parties. 1.3.4 Coordination of annual demand of products and services Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the New Comprehensive Agreement for the forthcoming financial year. Furthermore, one month prior to the end of each financial year, both parties are required to prepare and submit to each other a plan of provision of products and services to each other in accordance with the New Comprehensive Agreement. 1.3.5 Rights and obligations The Group retains the right to choose to receive products and services, as contemplated under the New Comprehensive Agreement, from independent third parties where the terms and conditions such as price or quality of products or services offered by such independent third parties may be superior to those offered by CNPC. - 24 -

In addition, the New Comprehensive Agreement does not require provision of products and services on an exclusive basis. Each party may provide products and services to other third parties, subject always to the obligation that each party must provide those products and services which may be required in accordance with the New Comprehensive Agreement and the annual plan then in force. 1.3.6 Term and termination The New Comprehensive Agreement is valid for three years commencing from 1 January 2024. During the term of the New Comprehensive Agreement, termination of the individual product and service implementation agreements may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services contracted to be provided on or before the notice of termination, the notice of termination will not affect the completion of the provision of such products and services. In the event that the Company is unable to find an alternative product or service provider (which shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company in written consent, CNPC must continue providing such products or services. - 25 -

1.3.7 Comparison between the New Comprehensive Agreement and the Comprehensive Agreement Main revised terms and conditions of the New Comprehensive Agreement in comparison with the Comprehensive Agreement are as follows: (1) the pricing basis for entrustment loans and guarantee services provided by the Group to CNPC/Jointly-held Entities has been updated; (2) the pricing basis for refinery construction, loan and guarantee services provided by CNPC to the Group has been updated; and (3) the financial services provided by CNPC Finance to the Group have been excluded from the New Comprehensive Agreement and the Company and CNPC Finance have entered into the Financial Services Agreement in relation to the financial services between the Group and CNPC Finance. Please refer to the section 2 for details. 1.4 Land lease provided by CNPC to the Group The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1.145 billion square meters, located throughout the PRC, to the Company for a term of 50 years. The Board believes that a leasing term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is one of the largest petroleum companies in the PRC, which principally engages in the exploration, development, transmission, production and sales of crude oil and natural gas, and new energy business; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products, and new material business; the marketing and trading business of refined products and non-oil products; and the transportation and sales of natural gas, and the relevant land leases are of material significance of the Group's business. The long stability of a 50-year tenure may avoid the unnecessary disruption of the Group's operations and such tenure conforms with normal business practices in the PRC property market. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted to reflect market conditions prevalent at such time of adjustment, including current market prices and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment by agreement between the Company and CNPC. - 26 -

Having regard to the operational need of the Group and changes in the land markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on 25 August 2011, pursuant to which the parties reconfirmed the area of the leased land parcels, and the Company agreed to rent from CNPC parcels of land situated at 16 different provinces/municipalities with an area of approximately 1.783 billion square meters. Further, the parties agreed to adjust the total rental payable in accordance with the reconfirmed area of leased land parcels and the prevailing situation of the land market, and the adjusted annual rental fee (exclusive of tax and government charges) of the rented parcels of land shall be not more than RMB3,892 million. The expiry date of the Supplemental Agreement to the Land Use Rights Leasing Contract would be the same as the original Land Use Rights Leasing Contract. The Supplemental Agreement to the Land Use Rights Leasing Contract took effect from 1 January 2012 upon the approval of the Board. The Company and CNPC may negotiate to revise the leased area and rental payable every three years according to the production situation and the market situation of the Group. Having regard to the actual operational demand of the Group and changes in the land market in recent years, the Company and CNPC issued a confirmation letter to the Land Use Rights Leasing Contract on 27 August 2020, which further adjusted the area for the leased land parcels and the rental payable. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1.142 billion square meters with annual rental payable (exclusive of tax and government charges) adjusted to approximately RMB5,673.17 million in accordance with the reconfirmed area of leased land parcels and the current situation of the land market. The annual rental payable (exclusive of tax and government charges) per square meter shall be approximately RMB4.97. The Land Use Rights Leasing Contract and the Supplemental Agreement to the Land Use Rights Leasing Contract shall remain unchanged, apart from the leased area and the rental payable. The confirmation letter shall become effective from 1 January 2021. Having regard to the actual operational demand of the Group and changes in the land market in recent years, the Company and CNPC issued a confirmation letter to the Land Use Rights Leasing Contract on 30 August 2023, which further adjusted the area for the leased land parcels and the rental payable. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1.134 billion square meters with annual rental payable (exclusive of tax and government charges) adjusted to approximately RMB5,724.32 million in accordance with the reconfirmed area of leased land parcels and the current situation of the land market. The annual rental payable (exclusive of tax and government charges) per square meter shall be approximately RMB5.04, representing an increase of approximately RMB0.07 as compared to the annual rental payable (exclusive of tax and government charges) per square meter under the confirmation letter dated 27 August 2020 as - 27 -

stated above. The Land Use Rights Leasing Contract and the Supplemental Agreement to the Land Use Rights Leasing Contract shall remain unchanged, apart from the leased area and the rental payable. The confirmation letter shall become effective from 1 January 2024. Beijing Huayuan Longtai Real Estate and Land Assets Valuation Co., Ltd. (), an independent valuer, has reviewed the confirmation letter and has confirmed that the adjusted rentals payable by the Company to CNPC are fair and reasonable and such rents are not higher than the market level. The date of valuation is 30 June 2023. As the independent financial advisor opined in their letter when they were engaged for advising on the renewal of continuing connected transaction of the Company in August 2011, a lease term of 50 years is essential to the long-term development of the Group and is in line with normal business practices. Therefore, the Directors (including independent non-executive Directors) still consider that a lease term of 50 years is in line with normal business practices. 1.5 Buildings lease provided by CNPC to the Group On 24 August 2017, the Company entered into a 2017 Buildings Leasing Contract with CNPC, pursuant to which (1) the Company and CNPC have agreed that the 2017 Buildings Leasing Contract became effective from 1 January 2018; (2) the Group agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,153,000 square meters and the annual rents shall be paid by the Group based on the actual situations and business development demand, but the annual rental payable shall not exceed the amount of RMB730.00 million. The Company and CNPC agreed that they may adjust the area of building leased and the rental payable every three years as appropriate according to the status of the production and operations of the Group and the prevailing market price, but the adjusted rental payable shall not exceed the comparable fair market price. The 2017 Buildings Leasing Contract became effective from 1 January 2018 for a term of 20 years. The Company and CNPC issued a confirmation letter to the 2017 Buildings Leasing Contract on 27 August 2020, which further adjusted the gross floor area for the buildings leased and the rental payable. The Company agreed to rent from CNPC buildings with an aggregate gross floor area of approximately 1,287,500 square meters with annual rental payable (exclusive of tax and government charges) adjusted to approximately RMB713.00 million in accordance with the reconfirmed gross floor area leased and the current situation of the market. The annual rental payable (exclusive of tax and government charges) per - 28 -

square meter shall be approximately RMB553.79. The 2017 Buildings Leasing Contract shall remain unchanged apart from the gross floor area leased and the rental payable. The confirmation letter became effective from 1 January 2021. The Company and CNPC issued a confirmation letter to the 2017 Buildings Leasing Contract on 30 August 2023, which further adjusted the gross floor area for the buildings leased and the rental payable. The Company agreed to rent from CNPC buildings with an aggregate gross floor area of approximately 1,613,100 square meters with annual rental payable (exclusive of tax and government charges) adjusted to approximately RMB892.68 million in accordance with the reconfirmed gross floor area leased and the current situation of the market. The annual rental payable (exclusive of tax and government charges) per square meter shall be approximately RMB553.39, representing a decrease of approximately RMB0.40 as compared to the annual rental payable (exclusive of tax and government charges) per square meter under the confirmation letter dated 27 August 2020 as stated above. The 2017 Buildings Leasing Contract shall remain unchanged apart from the gross floor area leased and the rental payable. The confirmation letter shall become effective from 1 January 2024. Beijing Huayuan Longtai Real Estate and Land Assets Valuation Co., Ltd. (), an independent valuer, has reviewed the confirmation letter and has confirmed that the adjusted rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level, and the term of 20 years is in line with the normal business practices. The date of valuation is 30 June 2023. The Board considered that a leasing term of 20 years for the 2017 Buildings Leasing Contract was reasonable. The reason is that the Company is one of the largest petroleum companies in the PRC, which principally engages in the exploration, development, transmission, production and sales of crude oil and natural gas, and new energy business; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products, and new material business; the marketing and trading business of refined products and non-oil products; and the transportation and sales of natural gas, and the relevant building leases are of material significant of the Group's business. A long lease term of 20 years can avoid unnecessary suspension of the business. The Directors (including independent non-executive Directors) consider that a lease term of 20 years is in line with normal business practices. - 29 -

1.6 Historical amounts, historical annual caps, proposed annual caps and rationale The Board has considered and proposed that the following proposed maximum values in respect of the Continuing Connected Transactions with CNPC which will serve as the annual caps of the relevant transactions below for the period from 1 January 2024 to 31 December 2026: Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps (1) Products and services to be provided by the Group to CNPC/Jointly-held Entities (a) Products and services For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB69,226 million, RMB82,541 million and RMB27,371 million, respectively. For the three years ending 31 December 2023, RMB150,000 million, RMB147,200 million and RMB144,600 million, respectively. For the three years ending 31 December 2026, RMB95,900 million, RMB102,900 million and RMB104,100 million, respectively. The proposed annual caps for the products and services to be provided by the Group to CNPC/Jointly-held Entities have been determined with reference to the historical transactions and transaction amounts in providing products and services by the Group to CNPC/Jointly-held Entities; the estimated business development of the Group; the estimated business development of CNPC; the potential fluctuations in the prices of crude oil, petrochemical products, natural gas and other oil products and services both in the international market and in the domestic market; and quantities of crude oil and natural gas reserves required (by CNPC as decreed by the government). The Group is of the view that the proposed adjustment in annual caps is in line with the estimated development of the business of the Group and CNPC and is determined based on principles of fairness and reasonableness. - 30 -

Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps The difference between the 2021 and 2022 annual caps and the historical amounts incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amounts incurred in 2021 and 2022 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps. Main details are as follows: (1) international trade accounts for a large proportion of this category of connected transactions, and its uncertainty is much greater than other businesses; (2) considering that the Group and CNPC and most of their respective subsidiaries are located in the same region, the Group wishes to supply more products and services to CNPC in order to save logistic costs and improve efficiency. However, as markets and needs from CNPC may change and there is competition from independent third parties on market, products and services actually provided by the Group to CNPC may be less than anticipated. The Group has lowered the proposed annual caps based on the actual conditions, expected changes of the markets in the future and the needs from CNPC. (b) Financial services For the two years ended 31 December 2022, the Group did not provide any financial services to the Jointly-held Entities; and for the six months ended 30 June 2023, approximately RMB61 million. For the three years ending 31 December 2023, RMB22,000 million, RMB22,000 million and RMB22,000 million, respectively. For the three years ending 31 December 2026, RMB28,100 million, RMB29,500 million and RMB29,400 million, respectively. The proposed annual caps for the financial services, including entrustment loans, guarantees and other financial services, to be provided by the Group to the Jointly-held Entities have been determined with reference to the business development and financing needs of the Jointly-held Entities, and the acquisition opportunities which may arise from time to time in the international market. The Group is of the view that the provision of financial services to the Jointly-held Entities will enable them to have sufficient funding for future business development and acquisition. - 31 -

Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps The difference between the 2021 and 2022 annual caps and the historical amounts incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amounts incurred in 2021 and 2022 are mainly because the Group plans to grasp acquisition opportunities that may emerge on the international market from time to time. Once it is confirmed that the Group will proceed with an acquisition, the capital needs can be immense. Accordingly, the Group makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps. In addition, Jointly-held Entities involve a number of potential business opportunities, the amount of which are usually relatively huge. However, there are uncertainty in the security terms and arrangement in individual transactions. To ensure the normal business operation of the Jointly-held Entities, the Company include all possible transactions when determining annual caps. Main details are as follows: (1) capital needs of Jointly-held Entities for acquisition may be obtained from other sources, therefore, the Group may not actually be required to provide financial services to these Jointly held Entities; (2) acquisition targets that emerge on the market may not be able to meet the acquisition expectations of the Jointly-held Entities. Furthermore, with the continuing development of the business of the Jointly-held Entities, the Group expected that the amount of entrusted loans and guarantees to be provided by the Group will increase, thus the proposed annual caps has correspondingly increased. - 32 -

Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps (2) Products and services to be provided by CNPC/Jointly-held Entities to the Group (a) Engineering technology services For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB162,776 million, RMB171,158 million and RMB54,123 million, respectively. For the three years ending 31 December 2023, RMB198,200 million, RMB197,500 million and RMB197,000 million, respectively. For the three years ending 31 December 2026, RMB236,400 million, RMB250,000 million and RMB256,800 million, respectively. The proposed annual caps for the provision of engineering technology services have been determined with reference to the completed transactions and transaction amounts for the engineering technology services provided by CNPC to the Group and the estimated business development of the Group. The Group has obtained engineering technology services from CNPC in the ordinary course of business, and as one of the most experienced companies in the world, the engineering technology services CNPC provided to the Group are quality services. CNPC is also one of the few companies in the PRC which can provide quality petroleum and petrochemical related engineering technology services. The Group is of the view that the proposed adjustment in annual caps is in line with the estimated development of the business of the Group and is determined based on principles of fairness and reasonableness. - 33 -

Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps The difference between the 2021 and 2022 annual caps and the historical amounts incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amounts incurred in 2021 and 2022 are mainly because (1) both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans and the Group's needs for production and operation when applying for the annual caps. Main details are as follows: CNPC's competitiveness in the industry are comparably stronger as it has human resource advantages, technological advantages and cost advantages, etc. When estimating the caps, the Group shall consider the possibility that CNPC will participate in all the projects. However, CNPC might not be able to participate in all the projects in practice due to specific conditions of different projects; and (2) taking into account the increasing storage and production of the upstream business of the Group, the Group's transformation and upgrading of refining and chemicals business and international operation, and the Group's strategic layout and continuous development of its new energy, new materials and other businesses, the amount of engineering technology services to be procured by the Group from CNPC is expected to be increased compared to the actual amount incurred in 2021 to 2023. In addition, due to the business nature and settlement practices, most of the settlement of the Group in relation to the engineering technology services occurs in the second half year, thus the actual amount is relatively lower than the annual cap for the six months ended 30 June 2023. - 34 -

Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps (b) Production services For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB129,264 million, RMB174,688 million and RMB75,827 million, respectively. For the three years ending 31 December 2023, RMB207,700 million, RMB205,500 million and RMB204,500 million, respectively. For the three years ending 31 December 2026, RMB227,400 million, RMB234,400 million and RMB236,400 million, respectively. The proposed annual caps for the production services to be provided by CNPC to the Group have been determined with reference to the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group; the estimated business development of the Group, and the potential changes of the prices of oil and gas products and services in the international and the PRC market. Production services mainly consist of water supply, electricity supply, gas supply, the supply of petroleum, natural gas and petrochemical products and others (including sharing services) by CNPC to the Group. The Group is of the view that the proposed adjustment in annual caps is in line with the estimated development of the business of the Group and is determined based on principles of fairness and reasonableness. - 35 -

LETTER FROM THE BOARD

Transaction categories	Historical amounts	Historical annual caps	Proposed annual caps for 2024 to 2026	Basis of determination of the proposed annual caps
				The difference between the 2021 and 2022 annual caps and the historical amounts incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amounts incurred in 2021 and 2022 are mainly because (1) both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps. Main details are as follows: (a) international trade accounts for a large proportion of this category of connected transactions, and its uncertainty is much greater than other businesses; (b) due to the objective to maintain the quality of crude oil and natural gas, CNPC is required to replace its crude oil and natural gas reserve from time to time and supply the replaced crude oil and natural gas to the Group to conduct production and sales activities. Therefore, this amount needs to be taken into consideration when determining the proposed annual caps; and (2) the average spot price for North Sea Brent crude oil in the first half of 2023 was US$79.66 per barrel, representing an increase of approximately 99.4% compared with US$39.95 per barrel of the first half of 2020. Thus, the proposed annual caps have increased.
(c) Material supply services	For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB28,853 million, RMB31,997 million and RMB7,186 million, respectively.	For the three years ending 31 December 2023, RMB35,300 million, RMB35,300 million and RMB35,300 million, respectively.	For the three years ending 31 December 2026, RMB41,900 million, RMB42,800 million and RMB41,900 million, respectively.	The annual caps for the provision of the material supply services to be paid by the Group to CNPC have been determined by reference to the estimated business development of the Group. CNPC is one of the leading buyers of petrochemical raw materials in the PRC. With the economic scale and the collective bargaining power of CNPC, the centralized purchase of materials by CNPC can stabilize the purchase prices of the Group's raw materials.

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Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps The Group is involved in a number of oil and gas fields and refinery construction projects in which CNPC provides to the Group material supply services. The Group is of the view that the proposed adjustment in annual caps is in line with the estimated development of the business of the Group and is determined based on principles of fairness and reasonableness. The difference between the 2021 and 2022 annual caps and the historical amounts incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amounts incurred in 2021 and 2022 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps in order to satisfy the needs of changes in the Group's production and operations. In addition, due to the business nature and settlement practices, most of the settlement of the Group in relation to the material supply services occurs in the second half year, thus the actual amount is relatively lower than the annual cap for the six months ended 30 June 2023. - 37 -

Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps (d) Social and living support services For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB3,614 million, RMB3,159 million and RMB1,369 million, respectively. For the three years ending 31 December 2023, RMB5,800 million, RMB5,800 million and RMB5,800 million, respectively. For the three years ending 31 December 2026, RMB5,000 million, RMB5,100 million and RMB5,200 million, respectively. A majority of the Group's local subsidiaries are situated in isolated industrial or mining zones, where few social and living support services are available from independent third parties on more favorable terms, if at all. It is therefore more convenient for CNPC to provide such services. The proposed annual caps for social and living support services have been determined with reference to the previous transactions conducted and transaction amounts in respect of the social and living support services provided by CNPC to the Group, estimated development of the Group's business and possible future reforms to the social and living support services provided by CNPC. The Group is of the view that the proposed annual caps are in line with the development of the business of the Group, and are determined based on principles of fairness and reasonableness. The difference between the 2021 and 2022 annual caps and the historical amounts incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amounts incurred in 2021 and 2022 are mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps in order to satisfy the needs of changes in the Group's production and operations. The Company has lowered the proposed annual caps based on the actual conditions. - 38 -

LETTER FROM THE BOARD

Transaction categories	Historical amounts	Historical annual caps	Proposed annual caps for 2024 to 2026	Basis of determination of the proposed annual caps
(e) Financial services				
(i) Aggregate of maximum daily amount of deposits to be made by the Group with CNPC (excluding CNPC Finance) and the total amount of interests to be received in respect of these deposits	For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB7,554 million, RMB7,959 million and RMB7,974 million, respectively. *Note:* As the Company has entered into the Financial Services Agreement with CNPC Finance regarding the financial services between them, the above amount did not include the historical amounts of deposits made by the Group with CNPC Finance and the total amount of interests to be received in respect of these deposits. Please refer to the paragraph 2.4 for the historical amounts of deposits made by the Group with CNPC Finance and the total amount of interests to be received in respect of these deposits.	For the three years ending 31 December 2023, RMB55,000 million, RMB55,000 million and RMB55,000 million, respectively. *Note:* The annual caps regarding the deposit services under financial services for 2021-2023 is RMB55,000 million. The Company divided the annual caps into RMB47,000 million for CNPC Finance and RMB8,000 million for other financial institutions under CNPC according to the business management needs.	For the three years ending 31 December 2026, RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively. *Note:* For the avoidance of doubt, the above proposed annual caps are independent from the proposed annual caps for the deposit services to be provided by CNPC Finance to the Group.	The proposed annual caps for the deposit services (aggregate of deposits and interests) to be provided by CNPC (excluding CNPC Finance) to the Group have been determined with reference to the estimated business development of the Group, the Group's historical cash flow and levels of deposits and the competitive interest rates offered by financial institutions. In order to optimize cash flow management and capital efficiency of the Group, CNPC's financial institutions provide a full range of financial services to the Group. The Group is of the view that the proposed annual caps is in line with the development of the business of the Group and is determined based on principles of fairness and reasonableness. Fees and interest rates with respect to deposit services are determined in accordance with the relevant interest rate and fee charging standards as promulgated by the People's Bank of China, and they are no less favorable than those offered by other independent third parties to the Group unless otherwise provided by laws and regulations. The difference between the 2021 and 2022 annual caps divided to other financial institutions under CNPC and the historical amounts of the deposits made by the Group with other financial institutions under CNPC and the total amount of interests received in respect of these deposits in 2021 and 2022 and the difference between the proposed annual caps and the historical amounts of the deposits made by the Group with other financial institutions under CNPC and the total amount of interests received in respect of these deposits were minimal.

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Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps (ii) Insurance, handling fees for entrustment loans, fees and expenses for settlement services and other intermediary services For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB1,321 million, RMB1,383 million and RMB1,323 million, respectively. Note: As the Company has entered into the Financial Services Agreement with CNPC Finance regarding the financial services between them, the above amount did not include the historical amounts of the handling fees for entrustment loans, fees and expenses for other intermediary services paid by the Group to CNPC Finance. Please refer to the paragraph 2.4 for the historical amounts of the handling fees for entrustment loans, fees and expenses for other intermediary services paid by the Group to CNPC Finance. For the three years ending 31 December 2023, RMB2,400 million, RMB2,400 million and RMB2,400 million, respectively. Note: The above amounts include the historical annual caps of the handling fees for entrustment loans, fees and expenses for other intermediary services paid by the Group to CNPC Finance. For the three years ending 31 December 2026, RMB2,500 million, RMB3,000 million and RMB3,400 million, respectively. To optimize cash flow management and capital efficiency of the Group, CNPC's financial institutions provide a full range of financial services to the Group. The proposed annual caps for the insurance, handling fees for entrustment loans, fees and expenses for settlement services and other intermediary services to be paid by the Group to CNPC (excluding CNPC Finance) have been determined with reference to the estimated business development of the Group, the historical amounts incurred and the competitive fees offered by financial institutions. Through captive insurance, property insurance and life insurance services provided by Generali China Insurance Co., Ltd. () in which CNPC holds 51% issued share capital, CNPC Captive Insurance Co., Ltd. () in which CNPC holds 51% issued share capital and Generali China Life Insurance Co., Ltd () in which CNPC holds 50% issued share capital, the Group obtains broader and more in-depth access to different types of insurance, including property, personal injury and liability, etc. This enhances the Group's ability to manage risks. Fees with respect to the guarantees services shall be referred to the market-oriented price of the same risk category; the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among other things, People's Bank of China and the fee charging standards published by the above-mentioned relevant regulatory authorities and with reference to the market-oriented price. Currently, settlement services provided by financial institutions under CNPC (including bills of exchange, entrusted fund collection, online settlement, account management and fund management, etc.) can offer more simplicity and expediency in terms of approval process and settlement efficiency compared to other commercial banks in the market. - 40 -

Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps The difference between the 2021 and 2022 annual caps and the historical amounts incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amounts incurred in 2021 and 2022 are mainly because (1) both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps; (2) the Group will purchase insurance from independent third parties which provide better terms or services. However, to ensure the Group's risk management requirements, the Group include all possible required insurance amount when determining annual caps; and (3) the amount and coverage of the insurance demanded by the Group will increase accordingly with the continuous development of business and the increase of assets of the Group. - 41 -

Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps (iii) Financial leasing services Maximum outstanding daily balance (including the outstanding lease principal, rents, pre-leasing/leasing interest and other fees) due by the Group For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB1,201 million, RMB965 million and RMB503 million, respectively. For the three years ending 31 December 2023, RMB5,000 million, RMB5,000 million and RMB5,000 million, respectively. For the three years ending 31 December 2026, RMB3,000 million, RMB3,000 million and RMB4,000 million, respectively. In order to maintain its investment in development of oil and gas area with scale, major refining infrastructure and sale networks for refined products, the Group needs service support from financial companies which are capable of providing low cost, reliable fund-raising, financing and settlement services of high quality, flexibility and convenience, in such a way as to reconcile financial capital with industrial capital. Leveraging on the financial edge of Kunlun Leasing, the Group will be capable of deepening financing innovation, broadening sources of financing and ensuring timely and effective availability of capital required for the Group's strategic development. The Group would also be able to refine the Group's management of interest-bearing debt and match potential project investment return to fund-raising and financing capabilities, and capital operations to operating cash flows. The proposed annual caps for the maximum outstanding daily balance (including the outstanding lease principal, rents, pre-leasing/leasing interest and other fees) due by the Group have been determined with reference to the estimated business development of the Group, the historical amounts incurred and the fee charging standards offered by Kunlun Leasing. Kunlun Leasing is capable of providing the Group with better quality services at prices, terms and conditions which are no less favorable than those offered by any other third-party financial institutions. - 42 -

LETTER FROM THE BOARD

Transaction categories	Historical amounts	Historical annual caps	Proposed annual caps for 2024 to 2026	Basis of determination of the proposed annual caps
				The difference between the 2021 and 2022 annual caps and the historical amounts incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical maximum outstanding daily balances for 2021 and 2022 are mainly because financial leasing is only one of financing means used by the Group. In practice, the Group will make general adjustments to means of financing taking into consideration the prevailing circumstances and the needs of the Group and may use other means of financing. As a result, the historical amounts incurred for financial leasing is lower than the relevant annual caps. However, as the Group may still need to use financial leasing as a means of financing, therefore, the proposed annual caps have been determined with reference to the estimated capital needs of the Group, circumstances of the relevant assets and the cost of financing in the market, etc.
(f) Land lease The value of right-of-use assets relating to the land to be leased by CNPC to the Group	For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB5,801 million, RMB3,881 million and RMB1,537 million, respectively. *Note:* the above amounts are the annual value of right-of-use assets relating to land lease. For the two years ended 31 December 2022 and the six months ended 30 June 2023, the rent amount (exclusive of tax and government charges) paid by the Group to CNPC was approximately RMB1,985 million, RMB1,884 million and RMB739 million, respectively.	For the three years ending 31 December 2023, RMB16,578 million, RMB11,019 million and RMB5,685 million, respectively.	For the three years ending 31 December 2026, RMB16,802 million, RMB11,186 million and RMB5,778 million, respectively.	The Board considers that the proposed annual caps on the land lease to be provided by CNPC to the Group would ensure that the Group achieves its future business development plans. In the light of the fact that International Financial Reporting Standard No. 16 "Leases" has become effective on 1 January 2019 and pursuant to the requirements of the Hong Kong Stock Exchange, the basis of determination of the proposed annual caps for the period from 2024 to 2026 have been determined with reference to the annual value of right-of-use assets relating to land lease. The annual value of the right-of-use assets is mainly based on the recognition of the current value of the minimum lease payment and the measurement of the corresponding lease liability. The 2021-2023 historical annual caps were the value of right-of-use assets based on the then market prices prepared by the valuer engaged by the Company, however CNPC rent the lands to the Group at prices lower than the valued prices. Thus, the historical amounts are lower than the historical annual caps.

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Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps The proposed annual caps of 2024-2026 for land lease are mainly based on: (1) the total value of right-of-use assets relating to land lease in the period of 2024-2026; (2) the estimated changes in annual leasing fees to be paid in respect of the land lease in the period of 2024-2026 and relevant situation of the market price of land lease; (3) the discount rate determined based on the five-year period loan interest issued by the People's Bank of China and with reference to the interest rate for the Company's new loans. Pursuant to the confirmation letters to the Land Use Rights Leasing Contract issued by the Company and CNPC on 30 August 2023, the expected annual rents (exclusive of tax and government charges) to be paid for 2024-2026 are approximately RMB5,724.32 million, representing an increase of approximately RMB51.15 million as compared to RMB5,673.17 million for 2021-2023, mainly because of the growth of the land rental market price and land price. Thus, the proposed annual caps have increased. - 44 -

Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps (g) Buildings lease The value of right-of-use assets relating to the buildings to be leased by CNPC to the Group For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB1,220 million, RMB921 million and RMB427 million, respectively. Note: the above amount is the annual value of right-of-use assets relating to buildings lease. For the two years ended 31 December 2022 and the six months ended 30 June 2023, the rent amount (exclusive of tax and government charges) paid by the Group to CNPC was approximately RMB418 million, RMB447 million and RMB205 million, respectively. For the three years ending 31 December 2023, RMB2,083 million, RMB1,384 million and RMB714 million, respectively. For the three years ending 31 December 2026, RMB2,593 million, RMB1,718 million and RMB874 million respectively. The Board considers that the proposed annual caps in respect of the building leases to be provided by CNPC to the Group would ensure that the Group achieves its future business development plans. In the light of the fact that International Financial Reporting Standard No. 16 "Leases" has become effective on 1 January 2019 and pursuant to the requirements of the Hong Kong Stock Exchange, the basis of determination of the proposed annual caps for the period from 2024 to 2026 have been determined with reference to the annual value of right-of-use assets relating to buildings lease. The annual value of right-of-use assets is mainly based on the recognition of the current value of the minimum lease payment and the measurement of the corresponding lease liability. The proposed annual caps of 2024-2026 for buildings lease are mainly based on: (1) the total value of right-of-use assets relating to the buildings lease in the period of 2024-2026; (2) the estimated changes in annual leasing fee to be paid in respect of the buildings lease in the period of 2024-2026 and relevant situation of the market price of buildings lease; (3) the discount rate determined based on the five-year period loan interest issued by the People's Bank of China and with reference to the interest rate for the Company's new loans. Pursuant to the confirmation letters to 2017 Buildings Leasing Contract issued by the Company and CNPC on 30 August 2023, the expected annual rents (exclusive of tax and government charges) to be paid for 2024-2026 are approximately RMB892.68 million, representing an increase of approximately RMB179.68 million as compared to approximately RMB713.00 million for 2021-2023, mainly because the area of buildings to be rented by the Group from CNPC will be increased by approximately 325,600 square meters. Thus, the proposed annual caps have increased. Notes: The New Comprehensive Agreement also provides for loans and other financial assistance to be provided by CNPC (excluding CNPC Finance)/Jointly-held Entities to the Group. These transactions are fully exempt from shareholders' approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, pursuant to the Rule 14A.90 of the HKEx Listing Rules. Please refer to paragraph 1.2 for details. - 45 -

1.7 Reasons for and benefits of the Continuing Connected Transactions with CNPC CNPC is an integrated energy corporation with businesses covering domestic and foreign exploration and development of oil, gas and new energy, marketing of refining, petrochemical and new materials, maintenance and service, capital and finance. The Company is a joint-stock company established during the reorganization of CNPC on 5 November 1999. CNPC injected the assets, liabilities and rights related to its core business into the Company, such as oil and gas exploration and development, oil refinement, petrochemical, sales and marketing, natural gas, pipelines and related scientific research, etc. CNPC is the sole promoter of the Company. The Company completed its offshore listing in April 2000 and CNPC continues to be the controlling shareholder of the Company. CNPC retained businesses related to the production and operation of petroleum and natural gas, such as engineering technology services, production services, material supply services, social and living support services and financial services, etc. These businesses can provide a series of necessary services in relation to the production and operation of the Company and its subsidiaries and the livelihood of their employees. CNPC is one of the most experienced and competent companies in the global petroleum industry and equipped with strong advantages of talented employees, advanced technology, experience and cost and geographical vicinity. CNPC and the Company have been in a good and long-term cooperation relationship with each other and accumulated rich experience in cooperation. CNPC is one of the few companies providing quality petroleum and petrochemical related engineering technology services and has competitive advantages in safety, reliability, professional techniques and equipment, which can satisfy the high technological and quality standards of the Group, remove potential safety and environmental hazards and provide services and business support for certain remote areas where the Group operates. Therefore, the Company believes that the Continuing Connected Transactions with CNPC will be beneficial to the continued operation and development of the Group, which mainly includes: (1) The engineering technology, production and financial services provided to the Group by CNPC have competitive advantages over other service providers in the same industry in the PRC. CNPC has significant experience, technology and cost advantages when compared with other service providers; (2) The petroleum industry has its unique requirements for technology and quality, and the oil and gas engineering and technological services provided by CNPC are of higher standards within the industry, which can satisfy the technological and quality standards of the projects invested in and operated by the Group. At the same time, high quality services can also reduce safety and environmental protection risks of the Group significantly; - 46 -

(3) The financial institutions under CNPC have been providing financial services to the Group for many years and have established a comprehensive cooperation mechanism with the Group, which can provide more efficient internal settlement services and more favorable interest rates, reduce the Group's costs and facilitate the Group's more efficient and convenient business operations. The insurance institutions under CNPC are familiar with the risk situations of the Group and provide customized risk protection plans which can ensure the insurance compensation is efficient and fast and continuously enhance the Group's ability to resist risks. Among which, the Group holds 49% issued share capital in CNPC Captive Insurance Co., Ltd. (), which enables the Group to share stable dividend returns while obtaining insurance protection. Kunlun Leasing is capable of providing low cost, reliable fund-raising and financing services of high quality, flexibility and convenience and other cost reduction and tax saving services that can reduce equipment procurement costs and operating expenses and deduct interest value-added tax of the Group, which will support the Group to maintain its scale of investment in development of oil and gas, major refining infrastructure and in sale networks for refined products; (4) The Group's main oil fields and refining and chemical production facilities are scattered across different regions, some of which are in remote areas with harsh operating conditions. CNPC and its subsidiaries can provide service and business support to the Group locally, which, to a large extent is beneficial to the Group's continued development in such regions. Actual practices proved that the Continuing Connected Transactions with CNPC benefit the continued operation and development of the Group. Given the nature of the cooperation between the Company and CNPC, the Company considers the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions with CNPC and their proposed annual caps to be one significant proposal. As such, the New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC will be proposed to the EGM for Independent Shareholders' consideration and approval as one single resolution. Any votes by the Independent Shareholders on such resolution will be applicable to the New Comprehensive Agreement as well as the proposed annual caps in respect of each of the Non-Exempt Continuing Connected Transactions with CNPC alike. The Directors (including the independent non-executive Directors) consider that (1) the Continuing Connected Transactions with CNPC is beneficial for the continued and healthy development of the Company. CNPC is one of the most experienced and competent - 47 -

companies in the global petroleum industry and equipped with strong advantages of talented employees, advanced technology, experience and cost and geographical vicinity. CNPC and the Company have been in a good and long-term cooperation relationship with each other and accumulated rich experience in cooperation. CNPC is one of the few companies providing quality petroleum and petrochemical related engineering technology services and has competitive advantages in safety, reliability, professional techniques and equipment, which can satisfy the high technological and quality standards of the Company, remove potential safety and environmental hazards and provide services and business support for certain remote areas where the Company operates; (2) the Continuing Connected Transactions with CNPC are in the interests of the Company and the Shareholders as a whole. The Continuing Connected Transactions with CNPC are and will be conducted in the ordinary and usual course of business of the Group and have been and will be conducted on normal commercial terms or on terms no less favorable than those available to the Group from independent third parties; the products and services provided by CNPC are on non-exclusive basis, and the Company has the right to choose to receive products and services from CNPC or independent third parties with lower prices or better quality; and CNPC must not cease providing the products and services in the case the Company could not find other suppliers. The terms of the Continuing Connected Transactions with CNPC are conducted under prevailing market conditions, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the proposed annual caps for the Continuing Connected Transactions with CNPC are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. At the same time, the Continuing Connected Transactions with CNPC do not harm the interests of the Company and the minority Shareholders, will not have an adverse effect on the Company's current and future financial conditions, and will not affect the Company's independence. 1.8 Approval by the Board and Independent Shareholders CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules. Jointly-held Entities are companies (not including CNPC Finance) in which the Company and CNPC jointly hold shares while CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power of these companies at any general meeting of such companies, and therefore, Jointly-held Entities are connected persons of the Company and transactions between the Group and Jointly-held Entities constitute connected transactions of the Company under the HKEx Listing Rules. The terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC are subject to approval by the Independent - 48 -

Shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolution approving the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC. The audit committee of the Board gave advice to the Board about the Continuing Connected Transactions with CNPC and their proposed annual caps. The audit committee of the Board is of the view that the terms of the New Comprehensive Agreement are fair and reasonable, the Continuing Connected Transactions with CNPC are conducted in the ordinary course of business of the Group and on normal commercial terms, and in the interest of the Company and the Shareholders as a whole. Thus, the audit committee of the Board approved the entering into of the New Comprehensive Agreement between the Company and CNPC and the proposed annual caps. The Board (including the independent non-executive directors) has reviewed the advice and is of the view that such transactions are in the ordinary course of business of the Group, and have been entered into on normal commercial terms or terms no less favorable to the Group than those with independent third parties, are fair and reasonable, and in the interest of the Company and the Shareholders as a whole. On such basis, the Board suggests the Independent Shareholders to approve the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC. On 30 August 2023, the 3rd meeting of the ninth session of the Board was convened by way of a combination of physical meeting and virtual meeting, at which the non-connected Directors unanimously approved the resolution on the renewal of the New Comprehensive Agreement in relation to the continuing connected transactions between the Company and CNPC and the Jointly-held Entities. Each of Mr. Dai Houliang, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Xie Jun, who are deemed as connected directors of the Company by virtue of their positions in CNPC, abstained from voting on the relevant resolution of the Board. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned. The Independent Board Committee has given their view on the Non-Exempt Continuing Connected Transactions with CNPC and their proposed annual caps after considering the advice from the Independent Financial Advisor on the same in this circular. - 49 -

2. RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC FINANCE IN RESPECT OF 2024 TO 2026 2.1 Background Reference is made to the Announcement in respect of, among other things, the provision of financial services by CNPC Finance to the Group pursuant to the Comprehensive Agreement from 2021 to 2023. Pursuant to the rules of Shanghai Stock Exchange, the Company should enter into a financial services agreement with its connected person in relation to connected transactions involving finance companies and disclose and submit as a separate resolution to the Board meeting or the general meeting of the Company for their review. The Company and CNPC Finance entered into the Financial Services Agreement on 30 August 2023. The Company will continue to comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions with CNPC Finance including the reporting, announcement, annual review and independent shareholders' approval requirements, if applicable. 2.2 The HKEx Listing Rules implications regarding the Continuing Connected Transactions with CNPC Finance 2.2.1 The Continuing Connected Transactions with CNPC Finance mainly comprise: (1) Aggregate of the maximum daily amount of deposits made by the Group with CNPC Finance and the total amount of interest received in respect of these deposits (2) Fees such as handling fees for entrustment loans, guarantee services, bills and other financial services to be provided by CNPC Finance to the Group 2.2.2 The implications of the Continuing Connected Transactions with CNPC Finance under the HKEx Listing Rules are as below: (1) In relation to 2.2.1(2) fees such as handling fees for entrustment loans, guarantee services, bills and other financial services to be provided by CNPC Finance to the Group, as each of the applicable percentage ratios under Rule 14.07 of the HKEx Listing Rules is, on an annual basis, less than 5%, 2.2.1(2) fees such as handling fees for entrustment loans, guarantee services, bills and other financial services to be provided by CNPC Finance to the - 50 -

Group is exempted from independent shareholders' approval but are subject to the reporting and announcement requirements pursuant to the Rule 14A.76(2) of the HKEx Listing Rules (2) In relation to 2.2.1(1) aggregate of the maximum daily amount of deposits made by the Group with CNPC Finance and the total amount of interest received in respect of these deposits, as the highest applicable percentage ratio under Rule 14.07 of the HKEx Listing Rules exceeds 5% (when aggregating with the maximum daily amount of deposits made by the Group with CNPC (excluding CNPC Finance) and the total amount of interest received in respect of those deposits), 2.2.1(1) aggregate of the maximum daily amount of deposits made by the Group with CNPC Finance and the total amount of interest received in respect of these deposits constitutes the Non-Exempt Continuing Connected Transactions with CNPC Finance which are subject to the reporting, announcement and independent shareholders' approval requirements pursuant to the HKEx Listing Rules and also constitutes disclosable transactions under Chapter 14 of the HKEx Listing Rules 2.3 Continuing Connected Transactions with CNPC Finance under the Financial Services Agreement The Comprehensive Agreement entered into between the Company and CNPC on 27 August 2020 includes the financial services between the Group and CNPC Finance. The Comprehensive Agreement was effective from 1 January 2021 and valid for a term of three years and will expire on 31 December 2023. Thus, pursuant to the rules of Shanghai Stock Exchange, on 30 August 2023, the Company entered into the Financial Services Agreement with CNPC Finance which shall come into effect on 1 January 2024. The Group and CNPC Finance will enter into separate agreements regarding their loan and financial derivative transactions. 2.3.1 The services under the Financial Services Agreement Pursuant to the Financial Services Agreement, CNPC Finance will provide to the Group deposit services, settlement services and other financial services (including entrustment loans, bills, bonds underwriting, non-financing letter of guarantee services, financial advisory, credit verification and consulting agency business, etc.). - 51 -

2.3.2 General principles The Financial Services Agreement requires in general terms that: (1) the services to be provided by CNPC Finance shall be conducted on normal commercial terms or better and must be fair and reasonable; and (2) the terms and conditions on which such services to be provided by CNPC Finance should be no less favorable than the terms offered to the Group by independent third-party financial institutions for the same financial service. 2.3.3 Pricing determination Pricing principles: (1) government-prescribed price; or (2) where there is no government-prescribed price, then the price shall be determined based on the government-guided price; (3) where neither (1) or (2) is applicable, then; (a) the price shall be determined with reference to the market price or fee charging standards offered by the independent third parties; or (b) where there is no market price from the independent third parties, then the price shall be determined after arm's length negotiation based on the principle of fairness and reasonableness. In addition, the Financial Services Agreement specifically stipulates that: (1) the interest rate for Renminbi deposit services shall be no less than the relevant interest rate for deposit as promulgated by the People's Bank of China and the interest rate offered to the Group by the independent third parties for same deposit service during the same period. The interest rate for foreign currency deposit services shall be determined after arm's length negotiation with reference to the market conditions; (2) CNPC Finance will not charge the Group in relation to provision of settlement services; - 52 -

(3) Fees for other financial services shall be no higher than the fees offered by independent third parties to the Group for the same category of services and the fees charged by CNPC Finance to the subsidiaries of CNPC (excluding the Group) for the same category of services. 2.3.4 Term The Financial Services Agreement is valid for three years commencing from 1 January 2024. 2.4 Historical amounts, historical annual caps, proposed annual caps and rationale The Board has considered and proposed that the following proposed maximum values in respect of the Continuing Connected Transactions with CNPC Finance which will serve as the annual caps of the relevant transactions below for the period from 1 January 2024 to 31 December 2026: Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps (1) Aggregate of maximum daily amount of deposits to be made by the Group with CNPC Finance and the total amount of interests to be received in respect of these deposits For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB46,789 million, RMB45,847 million and RMB45,628 million, respectively. For the three years ending 31 December 2023, RMB55,000 million, RMB55,000 million and RMB55,000 million, respectively. Note: The annual caps regarding the deposit services under financial services for 2021-2023 is RMB55,000 million. The Company divided the annual caps into RMB47,000 million for CNPC Finance and RMB8,000 million for other financial institutions under CNPC according to its business management needs. For the three years ending 31 December 2026, RMB65,000 million, RMB65,000 million and RMB65,000 million, respectively. Note: For the avoidance of doubt, the above proposed annual caps are independent from the proposed annual caps for the deposit services to be provided by CNPC (excluding CNPC Finance) to the Group. The proposed annual caps for the deposit services (aggregate of deposits and interests) provided by CNPC Finance to the Group have been determined with reference to the estimated business development of the Group, the Group's historical cash flow and levels of deposits and the competitive interest rates offered by financial institutions. For the two years ended 31 December 2022 and six months ended 2023, the average annual growth rate of the Group at CNPC Finance was approximately 29.3% and the actual deposit amount accounted for more than 97% of the annual caps. For the six months ended 30 June 2023, the beginning balance of the Group's deposits with CNPC Finance was RMB41,192 million, with cash inflow of RMB2,392,408 million and cash outflow of RMB2,387,974 million during the reporting period, and the end-of-period balance was RMB45,626 million; the Renminbi interest rate range was from 0.20% to 3.30%. The interest rate for Renminbi deposit services shall be no less than the relevant interest rate as promulgated by the People's Bank of China and the interest rate offered to the Group by the independent third parties for same deposit service. The interest rate for foreign currency deposit services shall be determined after arm's length negotiation with reference to the market conditions. - 53 -

Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps The difference between the 2021 and 2022 annual caps divided to CNPC Finance and the historical amounts of the deposits made by the Group with CNPC Finance, and the total amount of interests received in respect of these deposits in 2021 and 2022 was minimal. The Group amended the proposed annual caps based on the historical amounts and the estimated business development of the Group. Given the balance of loans provided by CNPC Finance to the Group generally exceeded the balance of deposits the Group made with CNPC Finance, the Group is of the view that the proposed annual caps are in line with the development of the business of the Group and are determined based on principles of fairness and reasonableness. In addition to deposit services, CNPC Finance also provides loan services to the Group. For the two years ended 31 December 2022 and the six months ended 30 June 2023, the amount of loans provided by CNPC Finance to the Group was approximately RMB70,567 million, RMB64,616 million and RMB62,353 million, respectively. For the six months ended 30 June 2023, the beginning balance of the loans provided by CNPC Finance to the Group was RMB64,616 million, with new loans of RMB18,218 million and repaid loans of RMB20,481 million during the reporting period, and the end-of-period balance is RMB62,353 million. The Renminbi interest rate range is from 2.40% to 4.18%. In addition, based on the current business plan of the Group, the Company expected that the ratio between the amount of loans to be provided by CNPC Finance to the Group and the deposits to be made by the Group with CNPC Finance for the three years ending 31 December 2026 will remain basically stable. The Company expected that the amount of loans to be provided by CNPC Finance to the Group for the three years ending 31 December 2026 is RMB120,000 million, RMB170,000 million and RMB200,000 million, respectively. - 54 -

Transaction categories Historical amounts Historical annual caps Proposed annual caps for 2024 to 2026 Basis of determination of the proposed annual caps (2) Fees such as handling fees for entrustment loans, guarantee services, bills and other financial services For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB67 million, RMB93 million and RMB46 million, respectively. For the three years ending 31 December 2023, RMB2,400 million, RMB2,400 million and RMB2,400 million, respectively. Note: the above amounts include the historical annual caps of the insurance, handling fees for entrustment loans, fees and expenses for settlement services and other intermediary services paid by the Group to other financial institutions under CNPC. For the three years ending 31 December 2026, RMB200 million, RMB200 million and RMB200 million, respectively. In order to optimize cash flow management and capital efficiency of the Group, CNPC's financial institutions provide a full range of financial services to the Group. The proposed annual caps for the fees such as handling fees for entrustment loans, guarantee services, bills and other financial services to be paid by the Group to CNPC Finance have been determined with reference to the estimated business development of the Group, the historical amounts incurred and the competitive fees offered by financial institutions. CNPC Finance will not charge the Group in relation to the provision of settlement services. Fees for other financial services shall be determined with reference to the fees offered by independent third parties to the Group for the same category of services and the fees charged by CNPC Finance to the subsidiaries of CNPC (excluding the Group) for the same category of services. As the historical annual caps for the fees such as handling fees for entrustment loans, guarantee services, bills and other financial services were small, thus the Company did not divide certain amount to CNPC Finance. The Company has determined the proposed annual caps based on the historical transaction amount and the Group's expected business development. Thus, the Group is of the view that the proposed annual caps are in line with the development of the business of the Group and are determined based on principles of fairness and reasonableness. Note: In addition to the financial services provided by CNPC Finance to the Group pursuant to the Financial Services Agreement, CNPC Finance also provides loan services to the Group from time to time. As these transactions are conducted on normal commercial terms or better and no security over the Group's assets is granted in respect thereof, pursuant to Rule 14A.90 of the HKEx Listing Rules, these transactions are fully exempted from shareholders' approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules. - 55 -

2.5 Reasons for and benefits of the Continuing Connected Transactions with CNPC Finance CNPC Finance was incorporated with the approval from the People's Bank of China and holds business license and financial permit and is a financial enterprise controlled by CNPC, the controlling shareholder of the Company, which has strong comprehensive strength to provide efficient financial services to the Group's domestic and overseas operations. Details of CNPC Finance are set out below: (1) CNPC Finance is the internal settlement, fund raising and financing and capital management platform of CNPC and has been providing deposit, loan, settlement and other financial services to the Group for many years; CNPC Finance has convenient and efficient internal settlement platforms and foreign currency derivative business channels and has established a comprehensive and matured cooperation mechanism with the Group; CNPC Finance will not charge the Group for providing settlement services and other prices provided by CNPC Finance should be no less favorable than the terms and conditions in the market, thus the transactions with CNPC Finance could lower the costs of the Group; (2) CNPC Finance is under the supervision of the National Administration of Financial Regulation as a major domestic non-bank financial institution, operates under strict observance with the risk controlling indicators and risk monitoring indicators required by national laws and regulations and has met the regulatory requirements as determined by regulatory indicators over the years. According to the <Industry Statistics of Enterprise Group Finance Companies for 2022> () published by China National Association of Finance Companies, the total asset and equity amount of CNPC Finance ranked the first for 2022. As at 30 June 2023, the cash on hand and at the People's Bank of China of CNPC Finance was approximately RMB11.40 billion and the lending to banks and other financial institutions of CNPC Finance was approximately RMB236.28 billion, the total assets of CNPC Finance was approximately RMB632.64 billion. For the six months ended 30 June 2023, CNPC Finance achieved revenue of approximately RMB4.74 billion, net interest income of approximately RMB3.35 billion, profit of approximately RMB3.48 billion and net profit after tax of approximately RMB3.03 billion, which is in a leading position among domestic counterparts. As at 30 June 2023, the regulatory indicators of CNPC Finance met the regulatory requirements prescribed by National Administration of Financial Regulation, the main regulatory indicators of which are as follows: the capital adequacy ratio of CNPC Finance was 21.90% (the regulatory requirement is (3)10.5%); the loan-deposit ratio of CNPC Finance (loan-deposit ratio = loan - 56 -

balance/the sum of deposit balance and paid-in capital) was 41.25% (the regulatory requirement is (pound)80%); the investment ratio of CNPC Finance (investment ratio = total investment/net capital) was 56.79% (the regulatory requirement is (pound)70%); the liquidity ratio of CNPC Finance was 78.06% (the regulatory requirement is (3)25%); and the fixed asset ratio of CNPC Finance (fixed asset ratio = net fixed assets/net capital) was 0.21% (the regulatory requirement is (pound)20%). Since 2011, CNPC Finance (HK) Limited, a wholly-owned subsidiary of CNPC Finance, has maintained a credit rating next only to PRC's sovereign rating assigned by an international rating agency. This is currently the highest credit rating obtained by domestic financial institutions. In addition, the Company and CNPC Finance agreed on a series of strict risk assessment and control measures in the Financial Services Agreement to ensure the safety of the Group's deposits in CNPC Finance. Meanwhile, CNPC Finance shall provide various information, including various financial indicators (as well as annual and interim financial reports), semi-annually so that the Group can monitor the risk and financial conditions of CNPC Finance continuously. The Company believes that the risk profile of CNPC Finance is not greater than those of commercial banks in the PRC; (3) The balance of loans provided by CNPC Finance to the Group generally exceeded the balance of deposits the Group made with CNPC Finance. As at 31 December 2021, 31 December 2022 and 30 June 2023, the balance of the Group's deposits with CNPC Finance was RMB30,128 million, RMB41,192 million and RMB45,626 million, representing 17.6%, 18.1% and 17.1% of the total deposits of the Group respectively; as at 31 December 2021, 31 December 2022 and 30 June 2023, the balance of loans provided by CNPC Finance to the Group was RMB70,567 million, RMB64,616 million and RMB62,353 million respectively. In addition, in order to regulate the connected transactions between the Group and CNPC Finance, the Company and CNPC Finance adopted the Risk Management Plan of PetroChina Company Limited for Conducting Financial Business with China Petroleum Finance Company Limited, which covers the relevant risk control system and the risk management plan to prevent financial risks and to ensure that the deposits of the Group in CNPC Finance can be utilized at the Group's discretion; (4) In order to ensure the normal operation and management of CNPC Finance, CNPC has made relevant undertakings, among other things: (a) CNPC has undertaken not to abuse its rights as a shareholder of CNPC Finance, interfere in the daily business of CNPC Finance or harm the legitimate rights and interest of CNPC Finance and its other shareholders in any way; (b) CNPC has undertaken not to engage in any irregular or improper connected transactions with CNPC Finance, pursue any connected transactions superior than those of similar conditions with - 57 -

other shareholders of CNPC Finance and non-connected persons or obtain any improper benefits using its influence on the operation and management of CNPC Finance; and (c) CNPC has undertaken to establish an effective risk isolation mechanism to prevent the transmission and transfer of risks among CNPC, CNPC Finance and other connected institutions; and (5) CNPC has also undertaken to act as the payer of last resort for CNPC Finance, i.e., CNPC has undertaken that in case of emergency where CNPC Finance has difficulties making payments, CNPC will increase the capital of CNPC Finance in accordance with the actual needs for the purpose of permitting payments to be made, which provides better security of funds as compared to external banks. As at 31 December 2022, the cash at bank and on hand of CNPC was approximately RMB96.3 billion (excluding the cash at bank and on hand of the Group). Furthermore, the Company is in a position to benefit from dividends by virtue of owning 32% shareholding in CNPC Finance. Based on the above, the Company believes that the Continuing Connected Transactions with CNPC Finance benefit the continued operation and development of the Group. Given the nature of the cooperation between the Company and CNPC Finance, the Company considers the Financial Services Agreement, the Non-Exempt Continuing Connected Transactions with CNPC Finance and their proposed annual caps to be one significant proposal. As such, the Financial Services Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance will be proposed to the EGM for Independent Shareholders' consideration and approval as one single resolution. Any votes by the Independent Shareholders on such resolution will be applicable to the Financial Services Agreement as well as the proposed annual caps in respect of each of the Non-Exempt Continuing Connected Transactions with CNPC Finance alike. The Directors (including the independent non-executive Directors) consider that (1) due to the long-term relationship between the Group and CNPC Finance and it is beneficial for the Company to continue conducting the Continuing Connected Transactions with CNPC Finance as these transactions have facilitated and will continue facilitating the operation and growth of the Group's business; (2) the Continuing Connected Transactions with CNPC Finance have been and will be conducted in the ordinary and usual course of business of the Group, have been and will be conducted on normal commercial terms or on terms no less favorable than those available from independent third party financial institutions offered to the Group for the same category of financial services, will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Group and under prevailing local market conditions, are fair and reasonable and in the interests of the Company and the - 58 -

Shareholders as a whole, and that the proposed annual caps for the Continuing Connected Transactions with CNPC Finance are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. At the same time, the Continuing Connected Transactions with CNPC Finance do not harm the interests of the Company and the minority Shareholders, will not have an adverse effect on the Company's current and future financial conditions, and will not affect the Company's independence. 2.6 Approval by the Board and Independent Shareholders CNPC Finance is a subsidiary of the Company's controlling shareholder, CNPC. By virtue of the above, CNPC Finance is a connected person of the Company under the HKEx Listing Rules. Transactions contemplated under the Financial Services Agreement constitute connected transactions of the Company under the HKEx Listing Rules. The terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance are subject to approval by the Independent Shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolution approving the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance. The audit committee of the Board gave advice to the Board about the Continuing Connected Transactions with CNPC Finance and their proposed annual caps. The audit committee of the Board is of the view that the terms of the Financial Services Agreement are fair and reasonable, the Continuing Connected Transactions with CNPC Finance are conducted in the ordinary course of business of the Group and on normal commercial terms, and in the interest of the Company and the Shareholders as a whole. Thus, the audit committee of the Board approved the entering into of the Financial Services Agreement between the Company and CNPC Finance and the proposed annual caps. The Board (including the independent non-executive Directors) has reviewed the advice and is of the view that such transactions are in the ordinary course of business of the Group, and have been entered into on normal commercial terms or terms no less favorable to the Group than those with independent third parties, are fair and reasonable, and in the interest of the Company and the Shareholders as a whole. On such basis, the Board suggests the Independent Shareholders to approve the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance. On 30 August 2023, the 3rd meeting of the ninth session of the Board was convened by way of a combination of physical meeting and virtual meeting, at which the non-connected Directors unanimously approved the resolution on the entering into of the Financial Services Agreement between the Company and CNPC Finance. Each of Mr. Dai Houliang, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Xie Jun, who are - 59 -

deemed as connected directors of the Company by virtue of their positions in CNPC, abstained from voting on the relevant resolution of the Board. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned. The Independent Board Committee has given their view on the Non-Exempt Continuing Connected Transactions with CNPC Finance and their proposed annual caps after considering the advice from the Independent Financial Advisor on the same in this circular. 3. THE COMPANY'S INTERNAL CONTROL MEASURES TO ENSURE THAT THE CONTINUING CONNECTED TRANSACTIONS ARE CONDUCTED IN ACCORDANCE WITH THE NEW COMPREHENSIVE AGREEMENT AND FINANCIAL SERVICES AGREEMENT The Company will strictly enforce a series of policies, including connected transaction management methods, internal control management handbook and internal control assessment management methods, to ensure the continuing connected transactions of the Company are conducted in accordance with the New Comprehensive Agreement and the Financial Services Agreement. The Company's audit committee and external auditors shall conduct annual supervision and inspection and external audits of the effectiveness of the Company's internal control system, including two tests on internal control at the middle and end of each year; the audit committee of the Board shall review the evaluation of internal control and the implementation of the continuing connected transactions twice a year; the Supervisory Committee shall listen to reports on internal control evaluation and the implementation of the continuing connected transactions simultaneously. The Company has established a series of internal control measures to ensure that the pricing basis for the continuing connected transactions of the Company will follow the prescribed pricing mechanism under the framework agreements, including: (1) For products and services where the government-prescribed price applies, when any laws, regulations or other regulatory documents in relation to government-prescribed price in respect of certain category of products or services come into effect, the pricing department of the Company will forward these regulatory requirements to its operating entities and require all the operating entities to follow the government-prescribed price. The internal audit department of the Company will review the enforcement of the government-prescribed price by the operating entities from time to time. All the operating entities shall accept the law enforcement supervision by the pricing authorities of the government; - 60 -

(2) For products and services where the market-oriented price applies, all the operating entities of the Company shall comply with the regulations for the management of bidding and tendering of the Company. In terms of the product or service of which the transaction amount reaches the particular standard prescribed in regulations, all the operating entities shall determine their suppliers of products and services through tendering. The operating entities or the tendering center of the Company is responsible for the preparation of tendering requirement documents. A tendering committee comprised by both internal and external randomly picked experts will be established to conduct the tendering process for each project and determine the final suppliers. In terms of the product and service of which the transaction amount is lower than the particular standard prescribed in regulations, all the operating entities shall determine their suppliers of products and services by inviting suppliers to the competitive negotiations. The relevant department of the operating entities to which the product or service will be offered is responsible for comparing the terms of these suppliers. The comparison results will be submitted to the management team of the operating entity for final approval; (3) For products and services where the actual cost or agreed contractual price applies, the operating entities of the Group and CNPC will generally negotiate the cost for the products and services to be provided in advance. Meanwhile, the Company and CNPC have jointly set up a construction cost center comprised by experienced technical experts, which is responsible for the formulation of the cost standards for certain engineering technology services provided by CNPC. After the provision of relevant products or services, the internal auditors of the Group will review the actual cost of these products or services prepared by CNPC with reference to the negotiation results prior to the transactions or the cost standards formulated by the construction cost center. The settlement and payment shall only be made after the review is approved by the internal auditors; (4) The Company's audit department shall regularly conduct internal assessments on the internal control measures every year to ensure that the internal control measures in respect of connected transactions remain complete and effective; - 61 -

(5) The Board shall review the financial reports containing the disclosure and analysis of the execution of the continuing connected transactions on a semi-annual basis. The review will mainly include whether the Group and relevant connected persons follow the continuing connected transaction agreements (including the prescribed pricing mechanism thereunder) during the year or half of the year and whether the actual transaction amounts incurred between the Group and relevant connected persons are within the annual caps as approved at the general meeting of the Company (if applicable). The annual reports and interim reports of the Company will disclose the information on the deposit and loan transactions between the Group and CNPC Finance as well; (6) The independent non-executive Directors shall conduct annual review on the continuing connected transactions and provide annual confirmations in the annual reports of the Company on whether the continuing connected transactions of the Company are conducted (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms or better; (iii) according to the relevant agreements the terms of which are fair and reasonable and in the interest of the Company and the Shareholders as a whole; (7) The audit committee of the Board shall conduct review on the annual report and interim report which include the disclosure and analysis of the implementation of the continuing connected transactions; (8) The external auditors of the Company shall report on the continuing connected transactions of the Company every year and issue a letter to the Board in respect of the continuing connected transactions of the Company in accordance with the regulatory rules of places where the Company is listed and prepare special report on the connected transactions between the Group and CNPC Finance (such as deposit, loan and other financial transactions); and (9) The Supervisory Committee shall supervise the continuing connected transactions and hear the annual report and interim report which include the disclosure and analysis of the implementation of the continuing connected transactions of the Company twice a year. The Supervisory Committee shall also review whether the connected transactions between the Group and connected persons comply with the regulatory requirements of places where the Company is listed, whether the prices are fair and reasonable and whether there is any act which is detrimental to the interests of the Company and the Shareholders. - 62 -

4. GENERAL INFORMATION 4.1 Information on the Company The Company is a joint stock limited company incorporated on 5 November 1999 under the PRC Company Law as a result of the restructuring of CNPC. The H Shares and A Shares of the Company are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. The Company and its subsidiaries principally engage in the exploration, development, transmission, production and sales of crude oil and natural gas, and new energy business; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products, and new material business; the marketing and trading business of refined products and non-oil products; and the transportation and sales of natural gas. 4.2 Information on CNPC As at the Latest Practicable Date, CNPC holds approximately 82.62% equity interests in the Company (including the 291,518,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing approximately 0.16% of the total issued Shares of the Company), thus CNPC is the controlling shareholder and a connected person of the Company. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (), in July 1998. CNPC is also a state-authorized investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering domestic and foreign exploration and development of oil, gas and new energy, marketing of refining, petrochemical and new materials, maintenance and service, capital and finance. 4.3 Information on CNPC Finance As at the Latest Practicable Date, CNPC Finance is owned as to 40% by CNPC, 32% by the Company and 28% indirectly by CNPC Capital Company Limited () and is a connected person of the Company. CNPC holds approximately 77.35% shares in CNPC Capital Company Limited (). The principal business activities of CNPC Finance include providing guarantee to members of the CNPC and the Group, providing entrusted loan and entrusted investment services related to members of the CNPC and the Group, bill acceptance and discounting for members of the CNPC and - 63 -

the Group, internal fund transfer and settlement, relevant internal settlement and clearance plans designing related to members of the CNPC and the Group and, taking deposits from members of the CNPC and the Group, providing loans to members of the CNPC and the Group, underwriting corporate bonds of members of the CNPC and the Group, investment in marketable securities. 5. INDEPENDENT SHAREHOLDERS' APPROVAL Pursuant to the HKEx Listing Rules, the Non-Exempt Continuing Connected Transactions and their proposed annual caps shall be approved by the Independent Shareholders at the EGM. Any Shareholder with a material interest in the transactions and its associates will abstain from voting on the relevant resolutions. CNPC and its associates will abstain from voting on the relevant resolutions. To the knowledge of the Company and its Directors, as at the Latest Practicable Date, CNPC and its associates hold 150,923,565,570 A Shares and 291,518,000 H Shares, representing approximately 82.62% of the total issued share capital of the Company. 6. PROPOSED ELECTION AND APPOINTMENT OF A DIRECTOR The Board has proposed to elect and appoint Mr. Zhang Daowei as Director candidate of the Company. The proposal will be put forward to the Shareholders for review and approval by way of ordinary resolution at the EGM. The terms of office of Mr. Zhang Daowei, if elected, will commence from the resolution being approved by Shareholders at the EGM until the expiry of the term of the ninth session of the Board. His emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to his duties and responsibilities, performance and the results of the Group and the market overall situation. The biographical details of Mr. Zhang Daowei are set out below: Mr. Zhang Daowei, aged 50, is a senior vice president of the Company and a member of the Party committee and vice general manager of CNPC. Mr. Zhang is a professor-level senior engineer with a doctorate degree. Since December 2015, he has successively served as the deputy general manager and executive deputy general manager of the Qinghai Oilfield Branch, the Party secretary, general manager and executive director of Southwest Oilfield Branch, general manager of the Exploration and Production Branch, general manager of the Crude Oil Marketing Branch, executive director of the Exploration and Production Branch and executive director of Oil, Gas and New Energy Branch. He was appointed as a vice president of the Company in June 2022, a member of the Party committee and vice general manager of CNPC in May 2023 and a senior vice president of the Company in June 2023. - 64 -

Save as disclosed above, as at the Latest Practicable Date, Mr. Zhang Daowei (i) has not held any directorship in any other listed companies in the past three years; (ii) does not have any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company; and (iii) does not have any interest in the Shares within the meaning of Part XV of the SFO. Save as disclosed above, as at the Latest Practicable Date, there is no information on Mr. Zhang Daowei that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the HKEx Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders. 7. PROPOSED AMENDMENTS TO THE RULES OF PROCEDURES AND ORGANIZATION OF SUPERVISORY COMMITTEE The Supervisory Committee has considered and approved the resolution on proposed amendments to the rules of procedures and organization of Supervisory Committee, and it was approved that such proposed amendments be submitted to the EGM for consideration. The name of the rules of procedures and organization of Supervisory Committee has been changed to the rules of procedures of Supervisory Committee, and the proposed amendments are set out as follows: Original articles Revised articles after the proposed amendments Article 1 Article 1 In order to further improve the corporate governance structure of the Company, standardize the procedure and voting procedures of the Supervisory Committee of the Company, and improve the supervision mechanism of the Company, these rules are formulated in accordance with the Company Law of the People's Republic of China (hereinafter referred to as the "Company Law"), the Articles of Association of Listed Companies Abroad, the Guidelines for the Articles of Association of Listed Companies (revised in 2006), the Guidelines for the Governance of Listed Companies and other relevant laws and regulations of the places where the company are listed and the Articles of Association of PetroChina Company Limited (hereinafter referred to as the "Articles of Association"), and with reference to the Model Rules of Procedure for the Supervisory Committee of Listed Companies of Shanghai Securities Exchange. In order to further improve the corporate governance structure of the Company, standardize the procedure and voting procedures of the Supervisory Committee of the Company, and improve the supervision mechanism of the Company, these rules are formulated in accordance with the Company Law of the People's Republic of China (hereinafter referred to as the "Company Law"), the Articles of Association of Listed Companies Abroad, the Guidelines for the Articles of Association of Listed Companies (revised in 2006), the Guidelines for the Governance of Listed Companies and other relevant laws and regulations of the places where the company are listed and the Articles of Association of PetroChina Company Limited (hereinafter referred to as the "Articles of Association"), and with reference to the Model Rules of Procedure for the Supervisory Committee of Listed Companies of Shanghai Securities Exchange the Guidelines of the Supervisory Committee of Listed Companies. - 65 -

Original articles Revised articles after the proposed amendments Article 3 Article 3 According to relevant laws, administrative regulations, the Articles of Association and other relevant regulations, the Supervisory Committee will focus on supervising the Company's financial activities and the behaviors of the Company's directors, president, senior vice president, vice president, chief financial officer and other senior management personnel in performing their duties in order to ensure that the Company's assets and shareholders' rights and interests are not infringed upon. According to relevant laws, administrative regulations, the Articles of Association and other relevant regulations, the The Supervisory Committee will focus on supervising check the Company's financial activities financial affairs and supervise behaviors of the Company's directors, president, senior vice president, vice president, chief financial officer and other senior management personnel in performing their duties in order to ensure that the Company's assets and shareholders' rights and interests are not infringed upon legally performing their duties, exercising other functions and powers stipulated in the Articles of Association, and safeguard the legitimate rights and interests of the Company and its shareholders. Article 5 Article 5 Supervisors recommended by shareholders shall be elected and removed at general meeting. Employee representative supervisors shall be democratically elected and removed by the employees of the Company. Directors, presidents, senior vice presidents, vice presidents, chief financial officer and other senior management personnel shall not concurrently serve as supervisors. The term of office of supervisors is three years, and the supervisor may be re-elected. The term of office of supervisors shall be calculated from the date of approval at the general meeting. If the supervisor fails to be re-elected in time after the expiration of his/her term of office, or if the resignation of the supervisor during his/her term of office results in the number of members of the Supervisory Committee being lower than the quorum, the original supervisor shall still perform the duties of supervisor in accordance with the provisions of laws, administrative regulations and the Articles of Association before the re-elected supervisor takes office. Supervisors recommended by shareholders shall be elected and removed at general meeting. Employee representative supervisors shall be democratically elected and removed by the employees of the Company. Directors, presidents, senior vice presidents, vice presidents, chief financial officer and other senior management personnel shall not concurrently serve as supervisors. The term of office of supervisors is three years, and the supervisor may be re-elected. The term of office of supervisors shall be calculated from the date of approval at the general meeting appointment. If the supervisor fails to be re-elected in time after the expiration of his/her term of office, or if the resignation of the supervisor during his/her term of office results in the number of members of the Supervisory Committee being lower than the quorum, the original supervisor shall still perform the duties of supervisor in accordance with the provisions of laws, administrative regulations and the Articles of Association before the re-elected supervisor takes office. - 66 -

Original articles Revised articles after the proposed amendments Article 7 Article 7 In addition to meeting the qualifications stipulated in the Company Law and the Articles of Association, supervisors shall also meet the following conditions: (1) familiar with and able to implement the relevant laws, administrative regulations and rules and regulations of PRC; (2) safeguarding the rights and interests of shareholders in accordance with the law and having a high sense of responsibility for preserving and increasing the value of the Company's assets; (3) having knowledge of finance, accounting, auditing, capital operation, law and macro-economy, being familiar with the Company's management and rules and regulations, and having many years of relevant working experience; (4) adhering to principles, fairness, honesty and self-discipline, loyal to their duties; (5) having a strong comprehensive analysis and judgment ability. In addition to meeting the qualifications stipulated in the Company Law and the Articles of Association, supervisors shall also meet the following conditions: (1) familiar with and able to implement the relevant laws, administrative regulations and rules and regulations of PRC; (2) safeguarding the rights and interests of shareholders in accordance with the law and having a high sense of responsibility for preserving and increasing the value of the Company's assets; (3) having knowledge of finance, accounting, auditing, capital operation, law and macro-economy, being familiar with the Company's management and rules and regulations, and having many years of relevant working experience; (4) adhering to principles, fairness and justice, honesty and self-discipline, loyal to their duties; (5) having a strong comprehensive analysis and judgment ability. - 67 -

Original articles Revised articles after the proposed amendments Article 9 Article 9 The Supervisory Committee shall be responsible to the general meeting and shall exercise the following functions and powers according to law: (1) to review the Company's regular reports prepared by the board of directors and put forward written examination opinions; (2) to check the Company's financial affairs; (3) to supervise the acts of directors, president, senior vice president, vice president, chief financial officer and other senior management personnel of the Company in performing their duties, and proposing the removal of the aforesaid personnel when violating the law, administrative regulations, the Articles of Association or resolutions of the general meeting; (4) when the acts of the directors, president, senior vice president, vice president, chief financial officer and other senior management personnel of the Company harm the interests of the Company, the aforesaid personnel shall be required to make correction; (5) to review the financial reports, business reports, profit distribution plans and other financial information to be submitted by the board of directors to the general meeting, and to entrust certified public accountants and practicing auditors in the name of the Company to assist in the review if any doubt is found; (6) to propose the convening of an extraordinary general meeting, and convene and preside over the general meeting when the board of directors fails to perform its duties of convening and presiding over the general meeting as stipulated in the Company Law; (7) to submit proposals to the general meeting; The Supervisory Committee shall be responsible to the general meeting and shall exercise the following functions and powers according to law: (1) to review the Company's regular reports prepared by the board of directors and put forward written examination opinions; (2) to check the Company's financial affairs; (3) to supervise the acts of directors, president, senior vice president, vice president, chief financial officer and other senior management personnel of the Company in performing their duties, and proposing the removal of the aforesaid personnel the directors and senior management personnel when violating the law, administrative regulations, the Articles of Association or resolutions of the general meeting; (4) when the acts of the directors, president, senior vice president, vice president, chief financial officer and other senior management personnel of the Company harm the interests of the Company, the directors and senior management personnel shall be required to make correction; (5) to review the financial reports, business reports, profit distribution plans and other financial information to be submitted by the board of directors to the general meeting, and to entrust certified public accountants and practicing auditors in the name of the Company to assist in the review if any doubt is found; (6) to propose the convening of an extraordinary general meeting, and convene and preside over the general meeting when the board of directors fails to perform its duties of convening and presiding over the general meeting as stipulated in the Company Law; (7) to submit proposals to the general meeting; - 68 -

Original articles Revised articles after the proposed amendments (8) to negotiate with directors on behalf of the Company or bring lawsuits against directors, president, senior vice president, vice president, chief financial officer and other senior management personnel in accordance with Article 152 of the Company Law; (9) to carry out investigation when abnormal company operation is found; (10) to conduct an annual review on the practice performance of external auditors together with the audit committee of the board of directors, and to make recommendations to the general meeting on engagement, re-engagement and removal of external auditors and their audit service fees; (11) to supervise the compliance of related party transactions; (12) other functions and powers stipulated in the Articles of Association. Supervisors attend the board meeting as nonvoting delegates. (8) to negotiate with directors on behalf of the Company or bring lawsuits against directors, president, senior vice president, vice president, chief financial officer and other senior management personnel in accordance with Article 152 Article 151 of the Company Law; (9) to carry out investigation when abnormal company operation is found; (10) to conduct an annual review on the practice performance of external auditors together with the audit committee of the board of directors, and to make recommendations to the general meeting on engagement, re-engagement and removal of external auditors and their audit service fees; (10) to supervise the compliance of related party transactions; (11) other functions and powers stipulated in the Articles of Association. Supervisors attend the board meeting as nonvoting delegates and can raise questions or suggestions on matters decided by the board of directors. Article 10 Article 10 Supervisors have the right and interest to know and inquire about the Company's operation. When necessary, the Supervisory Committee can independently employ intermediary agencies to help them perform their duties. Supervisors have the right power to know and inquire about the Company's operation. When necessary, the Supervisory Committee can independently employ intermediary agencies to help them perform their duties. Article 11 Article 11 The chairman of the Supervisory Committee, shall exercise the following duties and powers according to law: (1) convening and presiding over meetings of the Supervisory Committee; (2) responsible for the daily work of the Supervisory Committee; The chairman of the Supervisory Committee, shall exercise the following duties and powers according to law: (1) convening and presiding over meetings of the Supervisory Committee; (2) responsible for the daily work of the Supervisory Committee; - 69 -

Original articles Revised articles after the proposed amendments (3) reviewing and approving and signing the report of the Supervisory Committee and other important documents; (4) checking the implementation of the resolutions of the Supervisory Committee; (5) to make work reports to the general meeting on behalf of the Supervisory Committee; (6) according to the needs of supervision and inspection, may attend or appoint other supervisors and office personnel of the Supervisory Committee to attend relevant meetings of the Company; (7) other duties that shall be performed by the chairman of the Supervisory Committee. (3) reviewing and approving and signing the report of the Supervisory Committee and other important documents; (4) checking the implementation of the resolutions of the Supervisory Committee; (5) to make produce work reports to the general meeting on behalf of the Supervisory Committee; (6) according to the needs of supervision and inspection, may attend or appoint other supervisors and office personnel of the Supervisory Committee to attend relevant meetings of the Company; (7) other duties that shall be performed by the chairman of the Supervisory Committee. Article 12 Article 12 Establish a normal supervision system for the Company's financial affairs, and the Supervisory Committee will regularly or irregularly inspect the Company's financial situation, including the following ways: (1) to check the Company's financial reports, audit reports, accounting vouchers, accounting books and other financial and accounting information as well as other information related to the operation and management activities. The financial department of the Company shall report the monthly, quarterly, semi-annual and annual financial reports and their analysis and explanation to the office of the Supervisory Committee on the second business day after the work completed in order to master the financial situation of the Company. The financial personnel shall have the obligation to explain the doubts found by the Supervisory Committee in the financial report to the inspectors and make written explanations when necessary. Relevant departments and personnel shall not refuse, conceal, or falsify reports. Establish a normal supervision system for the Company's financial affairs, and the Supervisory Committee will regularly or irregularly inspect the Company's financial situation, including the following ways: (1) to check the Company's financial reports, audit reports, accounting vouchers, accounting books and other financial and accounting information as well as other information related to the operation and management activities. The financial department of the Company shall report the monthly, quarterly, semi-annual and annual financial reports and their analysis and explanation to the office of the Supervisory Committee on the second business day after the work completed in order to master the financial situation of the Company. The financial personnel shall have the obligation to explain the doubts found by the Supervisory Committee in the financial report to the inspectors and make written explanations when necessary. Relevant departments and personnel shall not refuse, conceal, or falsify reports. - 70 -

Original articles Revised articles after the proposed amendments (2) to listen to the reports of the Company's chief financial officer on finance, asset status and operation and management, and to participate in relevant financial meetings held by the Company. (3) to go deep into the subordinate units of the company, conduct investigations and on-site inspections, and if problems are found, require the person in charge of the company to explain the relevant problems. When necessary, social intermediary organizations can be employed to carry out audit investigations. (4) at least once every six months to listen to the relevant work report of financial, auditing, accounting firms, human resource, discipline inspection and supervision departments and units. (2) to listen to the reports of the Company's chief financial officer on finance, asset status and operation and management, and to participate in relevant financial meetings held by the Company. (3) to go deep into the subordinate units of the company, conduct investigations and on-site inspections, and if problems are found, require the person in charge of the company to explain the relevant problems. When necessary, social intermediary organizations can be employed to carry out audit investigations. (4) at least once every six months to listen to the relevant work report of financial, auditing, accounting firms, human resource, discipline inspection, accounting firms and supervision departments and units regularly. Article 13 Article 13 The Supervisory Committee may perform its duties by holding hearings, financial sampling audit investigations, supervisors' inspections, special investigations, etc. The Supervisory Committee may perform its duties by holding hearings, financial sampling audit investigations, supervisors' inspections, special investigations, etc. Article 19 Article 19 When members of the Supervisory Committee have achieved outstanding results in supervision and inspection and made important contributions to safeguarding the interests of the Company and shareholders, the Company shall be advised to provide rewards. When members of the Supervisory Committee have achieved outstanding results in supervision and inspection and made important contributions to safeguarding the interests of the Company and shareholders, the Company shall be advised to may provide rewards. Article 20 Article 20 The directors, president, senior vice president, vice president, chief financial officer and other senior management personnel of the Company shall provide necessary assistance for supervisors to perform their duties normally, and shall not interfere or obstruct. All relevant departments of the Company, professional companies and regional companies shall actively support and closely cooperate with the work of the Supervisory Committee, truthfully provide relevant information and materials, and shall not refuse, conceal or falsify reports. The directors, president, senior vice president, vice president, chief financial officer and other senior management personnel of the Company shall provide necessary assistance for supervisors to perform their duties normally, and shall not interfere or obstruct. All relevant departments of the Company, professional companies and regional companies shall actively support and closely cooperate with the work of the Supervisory Committee, truthfully provide relevant information and materials, and shall not refuse, conceal or falsify reports. - 71 -

Original articles Revised articles after the proposed amendments Article 23 Article 23 Under any of the following circumstances, the Supervisory Committee shall convene an extraordinary meeting within ten days: (1) when any supervisor proposes to convene the meeting; (2) when the general meetings and the meetings of the board of directors have passed resolutions that violates the regulations and requirements of law, rules, regulations, regulatory authorities, the Articles of Association, resolutions of the general meeting and other relevant provisions; (3) when the misconduct of director, president, senior vice president, vice president, chief financial officer and other senior management personnel, may cause significant damage to the company or adverse effects in the market; (4) when directors, supervisors, presidents, senior vice presidents, vice presidents, chief financial officer and other senior management personnel are sued by shareholders; (5) when the Company, directors, supervisors, presidents, senior vice presidents, vice presidents, chief financial officer and other senior management personnel are punished by the securities regulatory authorities or publicly condemned by the exchanges where the Company is listed; (6) when the securities regulatory authorities request the convening of the meeting; (7) other circumstances stipulated in this Articles of Association; (8) other circumstances under which the Supervisory Committee considers it is necessary to convene an extraordinary meeting. Under any of the following circumstances, the Supervisory Committee shall convene an extraordinary meeting within ten days: (1) when any supervisor proposes to convene the meeting; (2) when the general meetings and the meetings of the board of directors have passed resolutions that violates the regulations and requirements of law, rules, regulations, regulatory authorities, the Articles of Association, resolutions of the general meeting and other relevant provisions; (3) when the misconduct of director, president, senior vice president, vice president, chief financial officer and other senior management personnel, may cause significant damage to the company or adverse effects in the capital market; (4) when the Company, directors, supervisors, presidents, senior vice presidents, vice presidents, chief financial officer and other senior management personnel are sued by shareholders; (5) when the Company, directors, supervisors, presidents, senior vice presidents, vice presidents, chief financial officer and other senior management personnel are punished by the securities regulatory authorities or publicly condemned by the exchanges where the Company is listed; (6) when the securities regulatory authorities request the convening of the meeting; (7) other circumstances stipulated in this the Articles of Association; (8) other circumstances under which the Supervisory Committee considers it is necessary to convene an extraordinary meeting. - 72 -

Original articles Revised articles after the proposed amendments Article 24 Article 24 When a supervisor proposes to convene an extraordinary meeting of the Supervisory Committee, a written proposal signed by the proposing supervisor shall be submitted through the office of the Supervisory Committee or directly to the chairman of the Supervisory Committee. The written proposal shall include the following items: (1) the name of the proposed supervisor; (2) the reason for the proposal or the objective matters on which the proposal is based; (3) the proposed time or time limit, location, and method of convening the meeting; (4) the clear and specific proposals; (5) the contact information of the proposed supervisor and proposal date. When a supervisor proposes to convene an extraordinary meeting of the Supervisory Committee, a written proposal signed by the proposing supervisor shall be submitted through the office of the Supervisory Committee or directly to the chairman of the Supervisory Committee. The written proposal shall include the following items: (1) the name of the proposed supervisor; (2) the reason for the proposal or the objective matters on which the proposal is based; (3) the proposed time or time limit, location, and method of convening the meeting; (4) the clear and specific proposals; (5) the contact information of the proposed supervisor and proposal date. Within three days after receiving a written proposal from a supervisor, the office of the Supervisory Committee or the chairman of the Supervisory Committee shall issue a notice to convene an extraordinary meeting of the Supervisory Committee. Within three business days after receiving a written proposal from a supervisor, the office of the Supervisory Committee or the chairman of the Supervisory Committee shall issue a notice to convene an extraordinary meeting of the Supervisory Committee. Article 25 Article 25 The meetings of the Supervisory Committee shall be convened and presided over by chairman of the Supervisory Committee. If chairman of the Supervisory Committee is unable or fails to perform his or her duties, a supervisor jointly elected by more than half of the supervisors shall convene and preside over the meetings. The meetings of the Supervisory Committee shall be convened and presided over by chairman of the Supervisory Committee. If chairman of the Supervisory Committee is unable or fails to perform his or her duties, a supervisor jointly elected by more than half of the supervisors shall convene and preside over the meetings. Presiding Officer shall, on the proposal of the supervisors, require directors, presidents, senior vice presidents, vice presidents, chief financial officer and other senior management personnel, other employees of the Company or relevant personnels of intermediary institutions to attend the meetings to receive inquiries. Presiding Officer shall, on the proposal of the supervisors, require directors, presidents, senior vice presidents, vice presidents, chief financial officer and other senior management personnel, other employees of the Company or relevant personnels of intermediary institutions to attend the meetings to receive inquiries. - 73 -

Original articles Revised articles after the proposed amendments The secretary of the board of directors shall attend the meetings of the Supervisory Committee. The secretary of the board of directors shall attend the meetings of the Supervisory Committee. Article 26 Article 26 The meetings of the Supervisory Committee shall be held only when more than half of the supervisors are present in person. The resolutions of the Supervisory Committee shall be passed by more than two-thirds of the members of the Supervisory Committee through voting. The voting at the Supervisory Committee meeting shall be carried out in the form of one person, one vote, and in writing. The voting intentions of supervisors are divided into agree, disagree, and abstain. The meetings of the Supervisory Committee shall be held only when more than half of the supervisors are present in person. The resolutions of the Supervisory Committee shall be passed by more than two-thirds of the members of the Supervisory Committee through voting. The voting at the Supervisory Committee meeting shall be carried out in the form of one person, one vote, and in writing. The voting intentions of supervisors are divided into agree, disagree, and abstain. Article 27 Article 27 To convene a meeting of the Supervisory Committee, the office of the Supervisory Committee shall issue a written notice ten days in advance and submit it to all supervisors by direct delivery, fax, express mail, registered mail or other means. In case other than direct delivery, it shall also be confirmed by telephone and the corresponding record keeping shall be made. Documents to be discussed at the meeting shall be delivered to all supervisors at least seven business days in advance. To convene a meeting of the Supervisory Committee, the office of the Supervisory Committee shall issue a written notice ten days in advance To convene a regular or extraordinary meeting of the Supervisory Committee, the office of the Supervisory Committee shall issue a written notice ten and five days in advance respectively and submit it to all supervisors by direct delivery, fax, express mail, registered mail or other means. In case other than direct delivery, it shall also be confirmed by telephone and the corresponding record keeping shall be made. Documents to be discussed at the meeting shall be delivered to all supervisors at least seven business days for regular meeting and three days for extraordinary meeting in advance. - 74 -

Original articles Revised articles after the proposed amendments Article 28 Article 28 The meeting of the Supervisory Committee shall be held in the form of tele-conference or with the aid of similar communication equipment, and all supervisors attending the meeting shall be deemed to have attended the meeting in person. When voting by correspondence, supervisors shall fax their written opinions and voting intentions on the matters under consideration to the office of the Supervisory Committee after signing and confirming. Supervisors should not only state their voting opinions without their written opinions or voting reasons. The meeting of the Supervisory Committee may be held in the form of video-conference, tele-conference or with the aid of similar communication equipment, and all supervisors attending the meeting shall be deemed to have attended the meeting in person. When voting by correspondence, supervisors shall fax return their written opinions and voting intentions on the matters under consideration to the office of the Supervisory Committee after signing and confirming. Supervisors should not only state their voting opinions without their written opinions or voting reasons. Article 29 Article 29 If the Supervisory Committee has distributed the contents of the proposed resolution to all supervisors in writing and the number of supervisors who have signed resolution has reached the number required to make a decision as stipulated in Article 26 of these Rules, an effective resolution can be formed for the matters that need to be voted by the extraordinary meeting of the Supervisory Committee, and a meeting of the Supervisory Committee is not required to convene. If the Supervisory Committee has distributed the contents of the proposed resolution to all supervisors in writing and the number of supervisors who have signed resolution has reached the number required to make a decision as stipulated in Article 26 of these Rules, an effective resolution can be formed for the matters that need to be voted by the extraordinary meeting of the Supervisory Committee, and a physical meeting of the Supervisory Committee is not required to convene. Article 33 Article 33 Supervisors shall attend the meeting of the Supervisory Committee in person. If the supervisor is unable to attend for some reason, he or she may entrust other supervisors to attend on his or her behalf in writing. The power of attorney shall specify scope of authorization. The Supervisory Committee shall request the general meeting of shareholders to replace supervisor who did not attend the meetings of the Supervisory Committee twice consecutively nor did he or she entrust other supervisors to exercise his or her powers on his or her behalf. Supervisors shall attend the meeting of the Supervisory Committee in person. If the supervisor is unable to attend for some reason, he or she may entrust other supervisors to attend on his or her behalf in writing. The power of attorney shall specify scope of authorization and voting intention. The Supervisory Committee shall request the general meeting or employee representative meeting to replace supervisor who did not attend the meetings of the Supervisory Committee twice consecutively nor did he or she entrust other supervisors to exercise his or her powers on his or her behalf. Article 34 Article 34 A supervisor may resign before the expiration of his or her term of office, and a written resignation report shall be submitted to the Supervisory Committee. A supervisor may who resigns before the expiration of his or her term of office, and shall submit a written resignation report shall be submitted to the Supervisory Committee. - 75 -

Original articles Revised articles after the proposed amendments Article 37 Article 37 The files of the Supervisory Committee meeting, including the meeting notice and meeting materials, meeting attendance book, meeting recording materials, voting tickets, meeting record keeping signed and confirmed by the supervisors attending the meeting, resolution announcement, etc., shall be kept by a special person. The files of the Supervisory Committee meeting, including the meeting notice and meeting materials, meeting attendance book, meeting recording materials, voting tickets, meeting record keeping signed and confirmed by the supervisors attending the meeting, resolution announcement, etc., shall be kept by a special person. The files of the Supervisory Committee meeting shall be preserved for more than 10 years. The files of the Supervisory Committee meeting shall be preserved as Company files for more than 10 years. Article 38 Article 38 All supervisors of the Supervisory Committee have the right to obtain the Company information needed to perform their duties. The supervisors obtain information mainly through the office of the Supervisory Committee. (Deleted) Article 39 Article 39 Daily communication of information. The office of the Supervisory Committee shall provide all supervisors with relevant reports and materials currently available in the Company. (Deleted) In addition, the Company's important conference report, the Company's files with respect to management system and management policy and reports of other major events should be communicated by the office of the Supervisory Committee with the office of the president of the Company and delivered to all supervisors timely. Article 40 Article 38 The office of the Supervisory Committee is established under the Supervisory Committee. The office of the Supervisory Committee is the daily administrative body of the Supervisory Committee, equipped with a number of directors, deputy directors, department level and below employees who understand financial, auditing, legal and other professional knowledge. The office of the Supervisory Committee is established under the Supervisory Committee. The office of the Supervisory Committee is the daily administrative body of the Supervisory Committee, equipped with a number of directors, deputy directors, department level and below employees who understand are equipped with financial, auditing, legal and other professional knowledge. - 76 -

Original articles Revised articles after the proposed amendments Article 41 Article 39 The duties of the office of the Supervisory Committee are: (1) to be responsible for preparing and organizing meetings of the Supervisory Committee, preparing meeting documents, arranging relevant meetings, and being responsible for the accuracy of meeting records; (2) to keep the meeting documents and records, to master the implementation of relevant resolutions of the Supervisory Committee, and reminding chairman of the Supervisory Committee to communicate with the board of directors and make suggestions on important issues that need to be considered by the Supervisory Committee before the relevant board of directors is convened; (3) to actively organize and carry out research work, timely and accurate grasp of the situation, provide accurate basis for the implementation of supervision by the Supervisory Committee; (4) when the Supervisory Committee considers necessary to hire independent accounting firm to conduct auditing, it shall be responsible for the recommendation of the accounting firm to be engaged and the coordination and liaison work during the auditing period; (5) to be responsible for coordinating the collection of required information by the Supervisory Committee and supervisors; (6) to be responsible for the contact with various departments of the Company's organs and the accounting firm employed by the Company, and to do a good job of communication; The duties of the office of the Supervisory Committee are: (1) to be responsible for preparing and organizing meetings of the Supervisory Committee, preparing meeting documents, arranging relevant meetings, and being responsible for the accuracy of meeting records; (2) to keep the meeting documents and records, to master the implementation of relevant resolutions of the Supervisory Committee, and reminding chairman of the Supervisory Committee to communicate with the board of directors and make suggestions on important issues that need to be considered by the Supervisory Committee before the relevant board of directors is convened submit review opinions of the Supervisory Committee timely before the convening of the board of directors meeting; (3) to actively organize and carry out research work, timely and accurate grasp of the situation, provide accurate basis for the implementation of supervision by the Supervisory Committee; (4) when the Supervisory Committee considers necessary to hire independent accounting firm to conduct auditing, it shall be responsible for the recommendation of the accounting firm to be engaged and the coordination and liaison work during the auditing period; (5) to be responsible for coordinating the collection of required information by the Supervisory Committee and supervisors; (6) to be responsible for the contact with various departments of the Company's organs and the accounting firm employed by the Company, and to do a good job of communication; - 77 -

Original articles Revised articles after the proposed amendments (7) to be responsible for the research of the Supervisory Committee on the supervision policies and the supervision mechanism of the Company, and to provide relevant information and research reports to the members of the Supervisory Committee timely; (8) to be responsible for the confidentiality of sensitive information of the Company within the scope of the Supervisory Committee, and to formulate corresponding confidentiality systems and measures; (9) other daily affairs that the Supervisory Committee needs to carry out. to be responsible for the research of the Supervisory Committee on the supervision policies and the supervision mechanism of the Company, and to provide relevant information and research reports to the members of the Supervisory Committee timely; (8) to be responsible for the confidentiality of sensitive information of the Company within the scope of the Supervisory Committee, and to formulate corresponding confidentiality systems and measures; (9) other daily affairs that the Supervisory Committee needs to carry out. * The rules of procedures and organization of Supervisory Committee is written in Chinese without an official English version. Therefore, the English translation above is for reference only. In case of inconsistency, the Chinese version shall prevail. Following the above amendments, the number of articles of the rules of procedures of Supervisory Committee will decrease from 44 to 42 and other articles will be renumbered accordingly. 8. THE EGM The Company will convene the EGM at 9 a.m. on Thursday, 9 November 2023 at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC to review, consider and, if thought fit, to approve the New Comprehensive Agreement, the Financial Services Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions, the proposed election and appointment of a director and the proposed amendments to the rules of procedures and organization of Supervisory Committee. The notice of EGM is set out on pages 132 to 135 of this circular. The proxy form and reply slip for use at the EGM is enclosed with this circular. Whether or not you are able to attend the EGM, please complete the proxy form and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the proxy form, together with the notarized power of attorney or other document of authorization (if any), must be delivered to the Board of Directors Office at Room 0612, Block C, PetroChina Building, No.9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM (i.e., by no later than 9:00 a.m. on - 78 -

Wednesday, 8 November 2023). To be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period. Holders of H Shares whose names appear on the register of members of the Company on Thursday, 9 November 2023 are entitled to attend the EGM. The register of members of H Shares of the Company will be closed from Tuesday, 10 October 2023 to Thursday, 9 November 2023 (both days inclusive), during which period no share transfer of H Shares will be registered. In order to qualify for attending and voting at the EGM, holders of H Shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Monday, 9 October 2023. The Articles of Association provide that Shareholders who intend to attend the EGM shall lodge a written reply 20 days before the date of the EGM (the "Reply Date"). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent no more than one half of the total number of voting Shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of announcement again. The EGM may be convened after the publication of such announcement. You are urged to complete and return the proxy form and reply slip whether or not you intend to attend the EGM. Completion and return of the proxy form will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so. 9. VOTES TO BE TAKEN BY POLL In accordance with the HKEx Listing Rules, any votes of Shareholders at the EGM will be taken by poll. 10. RECOMMENDATIONS Your attention is drawn to the letter from the Independent Board Committee, which is set out on pages 81 to 82 of this circular, and which contains their recommendation in respect of the New Comprehensive Agreement, the Financial Services Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions. - 79 -

The advice of the Independent Financial Advisor on the fairness and reasonableness of the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions are set out on pages 83 to 125 of this circular. The Independent Financial Advisor considers that the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions on the whole are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. The Directors believe that the New Comprehensive Agreement, Financial Services Agreement and the proposed annual caps of the Non-Exempt Continuing Connected Transactions, the proposed election and appointment of a Director and the proposed amendments to the rules of procedures and organization of Supervisory Committee are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders to vote in favor of the resolutions set out in the notice of EGM. 11. MISCELLANEOUS Your attention is drawn to the general information set out in the Appendices to this circular. By order of the Board PetroChina Company Limited Chairman of the Board DAI Houliang - 80 -

PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 857) 20 September 2023 Dear Shareholders RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC AND CNPC FINANCE IN RESPECT OF 2024 TO 2026 We refer to the circular (the "Circular") dated 20 September 2023 of the Company of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein. As CNPC is the controlling shareholder of the Company, transactions between the Group and CNPC/Jointly-held Entities constitute connected transactions of the Company under the HKEx Listing Rules. As CNPC Finance is a subsidiary of CNPC, transactions between the Group and CNPC Finance also constitute connected transactions of the Company under the HKEx Listing Rules. The New Comprehensive Agreement, the Financial Services Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval from the Independent Shareholders. In view of the interest of the Independent Shareholders, we have been appointed by the Board to constitute the Independent Board Committee to consider and advise the Independent Shareholders as to the fairness and reasonableness in relation to the New Comprehensive Agreement, the Financial Services Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions, details of which are set out in the letter from the Board in the Circular. ICBC International has been appointed as the independent financial advisor to advise the Independent Board Committee. We wish to draw your attention to the letter from ICBC International as set out in the Circular. - 81 -

Having taken into account the information set out in the letter from the Board in the Circular, and the principal factors, reasons and recommendations set out in the letter from ICBC International, we consider the terms of the New Comprehensive Agreement, the Financial Services Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions to be fair and reasonable insofar as the Independent Shareholders are concerned and believe that the New Comprehensive Agreement, the Financial Services Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. At the same time, we are of the view that such transactions are in the ordinary and usual course of business of the Group and have been entered into on normal commercial terms or terms no less favorable to the Group than those with independent third parties. Accordingly, we recommend that the Independent Shareholders should vote in favor of the resolutions to be proposed at the EGM to approve the New Comprehensive Agreement, the Financial Services Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions. Yours faithfully Cai Jinyong Independent non-executive director Jiang, Simon X. Independent non-executive director Zhang Laibin Independent non-executive director Hung Lo Shan Lusan Independent non-executive director Ho Kevin King Lun Independent non-executive director - 82 -

The following is the text of a letter from ICBC International for the purpose of incorporation in this circular in connection with its advice to the Independent Board Committee and the Independent Shareholders in connection with the terms and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions. ICBC International Capital Limited 7/F, ICBC Tower 3 Garden Road, Central, Hong Kong 20 September, 2023 To the independent Board Committee and the Independent Shareholders Dear Sirs, RENEWAL OF CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2024 TO 2026 1. INTRODUCTION We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant Proposed Caps in connection with the Non-Exempt Continuing Connected Transactions (the "Proposed Annual Caps") contemplated under the New Comprehensive Agreement entered into between the Group and CNPC and the Financial Service Agreement entered into between the Group and CNPC Finance. Pursuant to the HKEx Listing Rules, the Non-Exempt Continuing Connected Transactions are subject to, among other things, the approval of the Independent Shareholders at the Extraordinary General Meeting. Details of the Continuing Connected Transactions (including the Non-Exempt Connected Transactions and terms of the relevant Proposed Annual Caps) are set out in the letter from the board (the "Letter from the Board") contained in this circular to its Shareholders dated 20 September 2023 (the "Circular") issued by the Company, of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular. References are made to the circular of the Company dated 15 September 2020 in relation to the Continuing Connected Transactions and the Prospectus dated 27 March 2000. At the extraordinary general meeting of the Company held on 5 November 2020, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2023. - 83 -

CNPC is the controlling shareholder of the Company and CNPC Finance is a subsidiary of the Company's Controlling Shareholder, CNPC. By virtue of the above, CNPC and CNPC Finance is a connected person of the Company under the HKEx Listing Rules. Accordingly, the Non-Exempt Continuing Connected Transactions between the Company and (i) CNPC; and (ii) CNPC Finance constitute non-exempt continuing connected transactions of the Company under the Chapter 14A of the HKEx Listing Rules and are subject to reporting, announcement and independent shareholders' approval requirements under the HKEx Listing Rules. The Company announced on 30 August 2023 that the Board has approved the Renewal of Caps of Continuing Connected Transactions in Respect of 2024 to 2026. As the Company would continue the Connected Transactions after 31 December 2023 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2024 to 31 December 2026), including disclosing further information in the announcement and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Annual Caps). As stated in the Letter from the Board, the Audit Committee of the Board gave advice to the Board about the New Comprehensive Agreement, the Financial Service Agreement and Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions. The Board (including the independent non-executive directors) has reviewed the advice and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favorable to the Company than those with independent third parties. It is also of the view that such transactions are fair and reasonable to, and in the interest of, the Company and the Shareholder as a whole. On such basis, the Board suggests the Independent Shareholders of the Company to consent to such transactions. An Independent Board Committee, comprising the independent non-executive Directors, namely, Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan, and Mr. Ho Kevin King Lun, has been established by the Company to advise the Independent Shareholders in connection with the terms and the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions. We, ICBC International, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Non-Exempt Continuing Connected Transactions are entered into on normal commercial terms or terms no less favorable to the Company than those with independent third parties, in the ordinary and usual course of business, and the terms of transactions are fair and reasonable so far as the - 84 -

Independent Shareholders are concerned and are in the interest of, the Company and the Shareholders as a whole, and whether the Proposed Annual Caps in respect of the Non-Exempt Continuing Connected Transactions are reasonably determined. 2. BASIS OF OUR OPINION In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information, opinions and facts supplied and representations made to us by the Directors and management of the Company, who have assumed full responsibility for the accuracy of the information contained in the Circular, and that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. We have discussed with the management of the Company regarding their plans and prospects of the Company. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of the extraordinary general meeting. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of independent in-depth investigation into the business affairs or assets and liabilities of the Company, CNPC or any of their respective subsidiaries or associated companies. Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We have no obligation to update this opinion to take into account events occurring after the date on which this opinion is delivered to the Independent Board Committee and the Independent Shareholders. This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Annual Caps), except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent. ICBC International is a licensed corporation to carry out Type 1 regulated activities (dealing in securities), Type 4 regulated activities (advising on securities) and Type 6 regulated activities (advising on corporate finance) under the SFO. ICBC International and its affiliates, whose ordinary business involves the trading of, dealing in and the holding of securities, may be involved in the trading of, dealing in, and the holding of the securities of the Company for client accounts. Other than this appointment as the Independent Financial Adviser, ICBC International has no - 85 -

relationships with or interests in the Company and any other parties that could reasonably be regarded as relevant to our independence. We are hence independent from the Company pursuant to Rule 13.84 of the HKEx Listing Rules. 3. INFORMATION OF THE GROUP, CNPC AND CNPC FINANCE The Company was established as a joint stock company with limited liability under the Company Law of the PRC on 5 November 1999 as part of the restructuring of the CNPC. The Group is one of the largest oil and gas producers and sellers occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, transmission, production and sale of crude oil and natural gas, and new energy business; the refining of crude oil and petroleum products; the production and sale of basic and derivative chemical products and other chemical products, and new material business; the sales of refined products and non-oil products and trading business; and the transportation and sales of natural gas. As stated in the Letter from the Board, CNPC is the controlling shareholder of the Company. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company () in July 1998. CNPC is also a state-authorized investment corporation and state-owned enterprise. CNPC is also a state-authorized investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering domestic and foreign exploration and development of oil, gas and new energy, marketing of refining, petrochemical and new materials, maintenance and service, capital and finance. CNPC Finance is a subordinate financial enterprise of CNPC. As at the Latest Practicable Date, CNPC Finance is owned as to 40% by CNPC, 32% by the Company and 28% indirectly by CNPC Capital Company Limited (). CNPC Finance was incorporated with the approval from the People's Bank of China and holds business licenses and financial permits. The principal activities of CNPC Finance include providing guarantee, bill acceptance and discounting, taking deposits, and loans to members of the CNPC and the Group, providing entrusted loans, entrusted investment services, internal settlement and clearance plans designing related to members of the CNPC and the Group, underwriting corporate bonds of members of CNPC and the Group, investment in marketable securities. - 86 -

Set out below is a summary of the Group's financial information prepared in accordance with International Financial Reporting Standards (the "IFRS") as extracted from the 2022 Annual Report: For the year ended 31 December 2020 2021 2022 RMB Million RMB Million RMB Million Revenue 1,933,836 2,614,349 3,239,167 Profit from operations 75,937 161,153 216,660 Profit before income tax expense 56,073 158,203 213,277 As at 31 December 2020 2021 2022 RMB Million RMB Million RMB Million Total assets 2,488,126 2,502,262 2,673,485 Total liabilities 1,121,505 1,093,393 1,135,632 Net assets 1,366,621 1,408,869 1,537,853 4. PRINCIPAL FACTORS AND REASONS CONSIDERED In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the result of the analysis in light of each other and ultimately reached our opinion based on the results of all analysis taken as a whole. 4.1 Background and Nature of the Non-Exempted Continuing Connected Transactions As stated in the Letter from the Board, references are made to the announcement of the Company dated 27 August 2020 in relation to the Continuing Connected Transaction published on the website of the Hong Kong Stock Exchange. At the extraordinary general meeting of the Company held on 5 November 2020, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2023. In order to satisfy the products and services required by the Company and CNPC, the Company would continue the Continuing Connected Transactions after 31 December 2023 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2024 to 31 December 2026), including disclosing - 87 -

further information thereof in this circular and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Annual Caps). On 30 August 2023, (i) the Company and CNPC entered into the New Comprehensive Agreement; and (ii) the Company and CNPC Finance entered into the Financial Service Agreement. The New Comprehensive Agreement and the Financial Service Agreement has a term of three years, starting from 1 January 2024. In the past, CNPC Finance provides financial services to the Group pursuant to the Comprehensive Agreement. Currently, pursuant to the rules of Shanghai Stock Exchange, the Company should enter into a financial service agreement with its connected person in relation to connected transactions involving finance companies and disclose and submit as a separate resolution to the Board meeting or the general meeting of the Company for their review. Therefore, the financial services provided by CNPC Finance to the Group have been excluded from the New Comprehensive Agreement. The Company and CNPC Finance have entered into the Financial Service Agreement in relation to the financial services between the Group and CNPC Finance. Details of the Non-Exempt Continuing Connected Transactions with CNPC/Jointly-held Entities contemplated under the New Comprehensive Agreement are set out as follows: Transaction type Description (1) Products and services to be provided by the Group to CNPC/Jointly-held Entities Products and services including those relating to refined oil products, chemical products, natural gas, crude oil, water supply, electricity supply, gas supply, heating supply, quantifying and measuring, entrusted operation and management, material supply and other relevant or similar products and services as may be requested by CNPC/Jointly-held Entities for its own consumption, use or sale from time to time (2) Engineering technology services to be provided by CNPC to the Group Engineering technology services, mainly associated with products and services to be provided at the stage, including but not limited to exploration technology service, downhole operation service, oilfield construction service, refinery construction service, engineering design service and public engineering services - 88 -

Transaction type Description (3) Production services to be provided by CNPC to the Group Production services, mainly associated with products and services to be provided, arising from the day-to-day operations of the Group, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply, heat supply and communication services (4) Financial service -- Deposit services to be provided by CNPC (excluding CNPC Finance) to the Group Financial services, mainly associated with deposits services Details of the Non-Exempt Continuing Connected Transactions with CNPC Finance contemplated under the Financial Service Agreement are set out as follows: Transaction type Description Financial service -- Deposit services to be provided by CNPC Finance to the Group Financial services, mainly associated with deposits services 4.2 Pricing of the Non-Exempt Continuing Connected Transactions The New Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the New Comprehensive Agreement. Such pricing principles are largely similar to that of the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles: (a) government-prescribed price (this applies to products and services such as refined oil products, natural gas, water supply, electricity supply, gas supply and heat supply (plus diversion costs in respect of supply of water, electricity, gas and heat)); or - 89 -

(b) where there is no government-prescribed price, then according to the relevant market-oriented prices (at present, this applies to products and services such as engineering design, project monitoring and management, crude oil, chemical products, asset leasing, repair of machinery, transportation, purchase of material, quantifying and measuring and entrusted operation and management, etc.); or (c) where neither (a) nor (b) is applicable, then according to: (i) the actual cost incurred (at present, this applies to book information and partial filing storage, maintenance of roads); or (ii) the agreed contractual price, being the actual cost for the provision of such product or service plus an addition of not more than: (1) 15 per cent of the cost for certain engineering technology services (at present, this applies to products and services such as geophysical prospecting, drilling, well cementing, logging, mud logging, well testing, oil testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and (2) 3 per cent of the cost for all other types of products and services priced (at present, this applies to products and services such as downhole operations, equipment maintenance and repair, equipment antiseptic testing and research, technical services, communications, firefighting, quality inspection, storage of materials, delivery of materials and training centers). (d) with regards to certain special products and services, the following pricing principles are adopted: (i) for public engineering services (means engineering service in relation to oil regions, factory roads, municipal facilities, civil construction and public facilities), in accordance with the set quotas and pricing standards (the quotas specified by the People's Government of respective provinces, autonomous regions or municipalities) if the same have been set uniformly by the government; and via public tendering if no such quotas and pricing standards have been set. - 90 -

The Financial Service Agreement details specific pricing principles for the financial services to be provided pursuant to the Financial Service Agreement. If, for any reason, the specific pricing principle for a particular financial service ceases to be applicable, whether due to a change in circumstances or otherwise, such financial service must then be provided in accordance with the following general pricing principles: (a) government-prescribed price; or (b) where there is no government-prescribed price, then the price shall be determined based on the government-guided price; or (c) where neither (a) nor (b) is applicable, then: (i) the price shall be determined with reference to the market price or fees offered by the independent third parties; or (ii) where there is no market price from the independent third parties, then the price shall be determined after arm's length negotiation based on fair and reasonable principle. In summary, pricing principles for Non-Exempt Continuing Connected Transactions are as follows: (1) products and services provided by the Group to CNPC/Jointly-held Entities: pricing principles include government-prescribed pricing plus diversion cost (if any) and market-oriented pricing; (2) Engineering technology services provided by CNPC/Jointly-held Entities to the Group: pricing principles include government-prescribed pricing, market-oriented pricing (which includes tender prices) and agreed contractual price; (3) Production services provided by CNPC/Jointly-held Entities to the Group: pricing principles include government-prescribed pricing plus diversion cost (if any), market-oriented pricing, agreed contractual price and cost; and (4) Deposit services provided by CNPC/CNPC Finance to the Group: pricing principles include government-prescribed pricing and market-oriented pricing. - 91 -

We understand that the main revised terms and conditions of the New Comprehensive Agreement in respect of the Non-Exempt Continuing Connected Transactions in comparison with the Comprehensive Agreement are that: (1) the pricing basis for entrustment loans and guarantee services provided by the Group to CNPC/Jointly-held Entities has been updated; (2) the pricing basis for refinery construction, loan and guarantees services provided by CNPC to the Group has been updated; and (3) the financial services provided by CNPC Finance to the Group have been excluded from the New Comprehensive Agreement and the Company and CNPC Finance have entered into the Financial Services Agreement in relation to the financial services between the Group and CNPC Finance. 4.3 Discussion on major pricing principles (a) Government-prescribed price The definition of "government-prescribed price" refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organization responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organization or form) or other regulatory departments; or - 92 -

The "government-prescribed price" for different products and services is determined with reference to the following: Type of product/service with "government-prescribed prices" Basis for price determination Refined oil products According to the Notice of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2016] No. 64) issued by the National Development and Reform Commission on 13 January 2016, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel, to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-guided prices. The supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps shall be government-prescribed prices. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission publishes the maximum retail price in ton of standard gasoline and diesel, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps on its portal website. The provincial price authorities shall publish the highest wholesale prices and highest retail prices of gasoline and diesel standard products and non-standard products in their regions on the designated websites. - 93 -

Type of product/service with "government-prescribed prices" Basis for price determination Natural gas According to the Catalogue of Pricing by the Central Government (Order No.31 of the National Development and Reform Commission of the People's Republic of China) issued by the National Development and Reform Commission on 13 March 2020 and effective on 1 May 2020, the city-gate prices of offshore gas, shale gas, coal-bed gas, coal gas, liquefied natural gas, gas directly supplied to users, gas purchased and sold through gas storage facilities, gas publicly traded on the trading platform, and imported natural gas through pipelines put into operation after 2015, as well as natural gas in provinces with competitive conditions shall be formed on the market; and the city-gate prices of natural gas of other domestic onshore pipelines and imported natural gas through pipelines put into operation before the end of 2014 shall be temporarily governed by the pricing mechanism currently in force, and be liberalized at appropriate time and formed on the market depending on the market-oriented reform progress of natural gas. According to a series of plans for natural gas price reform gradually released by the National Development and Reform Commission in recent years, the current pricing mechanism mainly involves implementing benchmark city-gate price management. The natural gas supply and demand sides negotiate and determine specific city-gate prices within a range of 20% upward and unlimited downward adjustments based on the benchmark city-gate prices published by local governments. At the same time, the seasonal price policies will be carried out to encourage market-oriented trading. Natural gas production and operation enterprises and users are encouraged to actively enter and trade on natural gas trading platforms, and the prices of natural gas publicly traded through trading platforms such as Shanghai and Chongqing Petroleum and Gas Exchange will be formed by the market. - 94 -

Type of product/service with "government-prescribed prices" Basis for price determination Refinery and chemical facilities construction (including construction and installation) Prices shall be determined by public invitation to bid according to the "The Bidding Law of the Peoples' Republic of China". For the construction phase, prices shall be determined by standards prescribed by the People's Government of the respective province, autonomous region and municipalities. For the installation phase, prices shall be determined by industrial standards. Water supply According to the Measures for the Administration of Urban Water Supply Prices issued by the National Development and Reform Commission and the Ministry of Housing and Urban-Rural Development on 3 August 2021 and effective on 1 October 2021, urban water supply prices are in principle set by the government, and the specific pricing power shall be implemented in accordance with the provisions of the pricing catalogue of local governments. - 95 -

Type of product/service with "government-prescribed prices" Basis for price determination Electricity supply In line with the Electricity Law issued by Standing Committee of the National People's Congress (Order No. 23 of the President of the People's Republic of China) on 28 December 1995 and revised on 27 August 2009, 24 April 2015 and 29 December 2018, for the power purchase price of a power network spanning different provinces, autonomous regions, or municipalities, as well as in a provincial power network, a proposal shall be made through consultation by the enterprises engaged in power production and power network operations, and shall be examined and approved by the pricing administrative department of the State Council. The on-grid electricity price in an independent power network shall be negotiated and proposed by the power production enterprise and the power network operating enterprise, and submitted to the pricing administrative department with management authority for approval. For the power produced by locally funded power production enterprises, if an independent power network within different regions of the province is formed or the power is generated for local use, the price shall be under the control of the People's Government of the province, autonomous region or municipality Gas supply According to the Regulation on the Administration of Urban Gas (PRC State Council Order No. 666) issued by the State Council on 19 October 2010 and amended on 6 February 2016, the pricing bureau of the People's Government above the county level could prescribe and adjust the selling price for pipeline gas. Heat Supply Prices for the supply of heat are prescribed by the local governments. - 96 -

Save as disclosed above, the macro government-prescribed prices are updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the People's Government of the respective provinces, autonomous regions and municipalities are updated from time to time in accordance with the local actual situations. The Company has paid and will continue to pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly. As advised by the management of the Company, the Company will follow the service and product prices determined from time to time by the governments departments according to the government-prescribed price documents published by the Central Government. In cases where there are no regional government determined service and products prices, market-oriented prices will be used within the price ceilings set by the central government-prescribed pricing documents. The actual prices implemented by the Company will be arrived at after arms-length negotiations, and will be no less favorable than those provided to/by independent third parties. In this regard, we concur with the view of the Directors that such price determination is fair and reasonable. According to the Letter from the Board, the Company will strictly enforce a series of policies, including connected transaction management methods, internal control management handbook and internal control assessment management methods, to ensure the continuing connected transactions of the Company are conducted in accordance with the New Comprehensive Agreement and the Financial Services Agreement. The Company's audit department and external auditors shall conduct annual supervision and inspection and external audits of the effectiveness of the Company's internal control system, including two tests on internal control at the middle and end of each year. Meanwhile, the Audit Committee of the Board of the Company shall review the evaluation of internal control and the implementation of the continuing connected transaction twice a year and the Supervisory Committee shall listen to reports on internal control evaluation and the implementation of the continuing connected transactions simultaneously. In addition, the management of the Company has confirmed that if the government prescribed price documents will be updated during the following three years, the Company will implement according to the updated government prescribed price documents and regional government determined prices, with the Company's price management department responsible for overseeing, determining, and updating the prices considering the relevant government prescribed price documents among other sources. As advised by the Company's PRC legal counsel, the pricing guidance documents referenced above for various products and services are currently in force and have national authority. - 97 -

(b) Market-oriented price The definition of "market-oriented price" refers to the price determined in accordance with the following order: (i) With reference to the price charged, by at least two independent third parties, in areas where such types of product or service is provided and on normal terms in the area where the product or service of comparable scale is being provided at that time; or (ii) with reference to the price charged, by at least two independent third parties, in nearby areas where such type of product or service is provided and on normal terms in the area or country adjacent to the area where the product or service of comparable scale is being provided at that time. Further, the New Comprehensive Agreement and the Financial Service Agreement stipulates, among other things, that for the financial services provided by CNPC and CNPC Finance: (i) the deposit services shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People's Bank of China. Such prices must also be not less favorable to the Group than those offered by other independent third parties unless otherwise provided by laws and regulations. According to the Letter from the Board, when adopting pricing mechanism market-oriented price, the Company will consider at least two independent third parties' price quotation. As advised by the Company's management, we note that the Company shall seek to obtain market-oriented prices through various channels actively, e.g. considering the comparable transaction prices between the Company and independent third parties for the same period and the transaction prices among independent third parties for the same period. Meanwhile, we have obtained and reviewed the regulations for the management of tendering of the Company. According to the regulations for the management of tendering of the Company, in terms of the product or service of which the transaction amount reaches the particular standard prescribed in regulations, the Company shall obtain the above-mentioned market-oriented prices through tendering and the final suppliers of products or services are determined based on the price quotations and other factors including quality of products and services, specific needs of the transaction parties, technical advantages of the suppliers, performance capabilities of the suppliers, and qualification and relevant experience of the suppliers. The operating entities or the tendering center of the Company are responsible for the preparation of - 98 -

tendering requirement documents. A tendering committee comprised by both internal and external randomly picked experts will be established to conduct the tendering process for each project. If the terms offered by CNPC are considered to be comparable to or better than other bidders by the tendering committee after taking into consideration the above-mentioned factors, CNPC will be selected as the supplier. In terms of the product and service of which the transaction amount is lower than the particular standard prescribed in regulations, the Company shall obtain the above-mentioned market-oriented prices by inviting suppliers to the competitive negotiations and the final suppliers of products or services are determined based on the price quotations and other factors including quality of products and services, specific needs of the transaction parties, technical advantages of the suppliers, performance capabilities of the suppliers, and qualification and relevant experience of the suppliers. The relevant department of the operating entities to which the products or services will be supplied shall be responsible for comparing the terms of these suppliers. If the terms offered by CNPC are considered to be comparable to or better than other suppliers by such department after taking into consideration the above-mentioned factors, CNPC will be selected as the supplier upon the final approval by the management team of the operating entity. When we analyze the Company's pricing principle of market-oriented price, we also referred to comparable companies' practice, i.e. companies that are listed on the Hong Kong Stock Exchange and operating in the same industry as the Company. We note that the pricing principle of CNOOC Limited (883.HK) for its non-exempt continuing connected transactions is that, when there is no government-prescribed price, it makes reference to the price charged by at least two independent third parties (if applicable) in areas (or nearby areas) providing such type of services on normal terms with comparable scale at that time. We also note that China Petroleum & Chemical Corporation (386.HK) makes reference to relevant market prices for products or services (including but not limited to crude oil, refined oil products, chemical products, coal, asset leasing, repair of machinery, transportation, warehousing, and agency service on the procurement of material) when there is no government-prescribed price. We therefore consider adopting market-oriented price as the pricing principle is of industry norm and common in the normal business course. Based on the above, we are of the view that, when there is no government-prescribed price, adopting market-oriented price for Non-Exempt Continuing Connected Transactions is fair and reasonable as far as Independent Shareholders are concerned. - 99 -

(c)(i) Actual cost incurred For the pricing mechanism (c), as stated in the Letter from the Board and advised by the Company's management, in order to ensure the reasonableness and accuracy of the actual cost for the relevant products and services, the transaction parties under the Company and CNPC will generally negotiate the cost for the products and services to be provided in advance. The cost will be determined based on the number of consumed units and unit price. The number of consumed units will be determined by the parties according to the cost-efficient level or the average level of similar projects in history. The unit price will be determined by the parties with reference to the market-oriented price for cost. Meanwhile, the Company and CNPC have jointly set up a construction cost center comprised by experienced technical experts, which is responsible for the formulation of the cost standards for certain engineering technology services provided by CNPC according to the above-mentioned mechanism. After the provision of relevant products or services, the internal auditors of the Group will review the actual cost of these products or services prepared by CNPC with reference to the negotiation results prior to the transactions or the cost standards formulated by the construction cost center. The settlement and payment shall only be made after the review is approved by the internal auditors. (c)(ii) Agreed contractual price As stated in the Letter from the Board, for Non-Exempt Continuing Connected Transactions, only engineering technology services and production services provided by CNPC/Jointly held Entities for the Company will adopt agreed contractual price as the pricing principle when there is no government-prescribed price or market-oriented price. As advised by the Company, this pricing principle has been adopted since the listing of the Company on the Hong Kong Stock Exchange and has been appropriately implemented during the past three years. As advised by the Company, we understand that relevant transactions (engineering technology services and production services) using agreed contractual price for pricing, are based on the complete production chain comprising of established facilities integrated with CNPC's facilities. Thus, considering the Group's main oil fields and refinement and production facilities are scattered across different regions, some of which are in remote areas with harsh operating conditions, which is difficult to identify alternative suppliers and/or no direct market comparable considering the cost of facilities and networks. - 100 -

When we analyze the Company's pricing principle of agreed contractual price, we also referred to comparable companies' practice, i.e. companies that are listed on the Hong Kong Stock Exchange and operating in the same industry as the Company. We note that CNOOC Limited (883.HK) and China Petroleum & Chemical Corporation (386.HK) also adopted similar pricing principles for their non-exempt continuing connected transactions. Specifically, China Petroleum & Chemical Corporation (386.HK) applies agreed price (determined as reasonable cost incurred plus reasonable profit) for supply of utility and engineering products, which are comparable to the production services, and engineering technology services provided by CNPC to the Company, in terms of transaction nature. Thus, we consider the agreed contractual price is of industry norm and common in the normal business course. Based on the above, we are of the view that when there is no government-prescribed price or market-oriented price, adopting agreed contractual price for Non-Exempt Continuing Connected Transactions is fair and reasonable as far as Independent Shareholders are concerned. Cost plus 15% For the pricing mechanism (c) regarding the 15% margin, the management of the Company has advised that they are of the view that the additional 15% margin ("15% Margin") respective to the engineering technology services under categories of products and services stated above are what they believe to be fair and reasonable and in the interest of the Company and the Shareholders as a whole. In order to assess the fairness and reasonableness of the 15% Margin as set out in pricing mechanism (c) above, we have, on a best effort basis, conducted a search of companies that are principally engaged in similar engineering technology services provided by the CNPC to the Group and identified three relevant oilfield servicing companies listed on the Hong Kong Stock Exchange. There are only very few such relevant company on the Hong Kong Stock Exchange is of a comparable size to CNPC. Thus, we expanded our search to companies listed on the New York Stock Exchange, and have, to the best of our knowledge, identified three relevant oilfield servicing companies listed on the New York Stock Exchange with total assets as at 31 December 2022 of each of them over US$50 billion (the total six comparable companies together called the "Comparable Companies") providing relevant engineering technology services. These Comparable Companies had over approximately 80% of their revenue derived from the provision of oil and gas services including drilling, evaluation, production and completion of oil and gas wells all over the world. - 101 -

LETTER FROM ICBC INTERNATIONAL

The tables below illustrate the EBIT margins of the Comparable Companies for each of the years ended 31 December 2018, 2019, 2020, 2021 and 2022, respectively.

No.	Ticker	Comparable Companies listed on the NYSE Company Name	Total Assets as at 31 December 2022 *US$ Million*	EBIT Margins 2018	2019	2020	2021	2022	Average
1	SLB	Schlumberger Ltd[(1)]	43,135	9.7%	9.1%	n.m.	12.1%	14.8%	11.4%
2	HAL	Halliburton Co	23,255	11.4%	9.2%	9.4%	11.8%	15.1%	11.4%
3	NE	Noble Corp PLC[(2)]	5,235	n.m.	n.m.	n.m.	n.m.	15.8%	15.8%

No.	Ticker	Comparable Companies listed on the HKSE Company Name	Total Assets as at 31 December 2022 *RMB Million*	EBIT Margins 2018	2019	2020	2021	2022	Average
1	2883.HK	China Oilfield	77,184	11.3%	17.2%	20.2%	14.0%	11.1%	14.8%
2	3337.HK	Anton Oilfield	7,983	25.7%	23.7%	14.5%	17.3%	18.8%	20.0%
3	1623.HK	Hilong Holding[(3)]	7,801	17.0%	17.1%	n.m.	15.2%	20.7%	17.5%

Statistical data	EBIT Margins 2018	2019	2020	2021	2022	Average
Maximum	25.7%	23.7%	20.2%	17.3%	20.7%	21.5%
Median	11.4%	17.1%	14.5%	14.0%	15.5%	14.5%
Minimum	9.7%	9.1%	9.4%	11.8%	11.1%	10.2%
Average	15.0%	15.3%	14.7%	14.1%	16.1%	15.0%

Source: Annual Reports

Note:

1. According to the annual report of Schlumberger Ltd, it underwent business restructuring in 2020, as a result its EBIT margin may not be meaningful as a reference point for this exercise from that point backwards

2. According to the annual report of Noble Corporation PLC, it underwent internal business restructuring in 2021, as a result its EBIT margin may not be meaningful as a reference point for this exercise in and before 2021

3. According to the annual report of Hilong Holding, it underwent debt restructuring in 2020, as a result its EBIT margin may not be meaningful as a reference point for this exercise in 2020

4. EBIT margins of Comparable Companies was adjusted for those non-recurring items including but not limited to impairment loss, other loss, merger expenses

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The EBIT margins of the Comparable Companies from 2018 to 2022 ranged from approximately 9.1% to 25.7%, while their average EBIT margin were approximately 15.0%, 15.3%, 14.7%, 14.1%, and 16.1% for each of the years ended 31 December 2018, 2019, 2020, 2021 and 2022, respectively, and the pricing mechanism referred to (c) above lies within the range of EBIT margin of the Comparable Companies. Most of the Comparable Companies generally recorded relatively lower EBIT margin in 2019 or 2020, while EBIT margins in other years were relatively similar. The performance of the Comparable Companies in 2019 and 2020 may affected by the significantly lower level of international crude oil prices in respective years. Having considered that (i) the 15% Margin was determined with reference to the Company's prospectus dated 27 March 2000 and the circular dated 15 September 2020; (ii) is within the range of the average of Comparable Companies EBIT margins; (iii) is comparable to the average of five-year EBIT margins of the Comparable Companies (15.0%); (iv) based on the information provided by the Group, overall gross profit margin of the engineering technology services provided by the CNPC/Jointly-held Entities to the Group are lower than 15% for the years ended 31 December 2021 and 2022; (v) based on the New Comprehensive Agreement, the agreed contractual price shall not be higher than price available for the provision of such products and services in the international market; (vi) the reasons of the Group using cost-plus pricing mechanism and the internal control mechanisms in place to ensure the margins are no higher than the 15%; and (vii) we note from the annual reports of the Company for 2020 to 2022 that the auditors of the Company have reviewed the Non-Exempt Continuing Connected Transactions for each of the financial years ended 31 December 2020, 2021, and 2022, and confirmed that the transactions were conducted in the manner stated in Rule 14A.56 of the HKEx Listing Rules. Additionally, CNPC has extensive experience in exploration and development of crude oil and natural gas projects in the world, offering premier engineering technology services to the Group. CNPC is also one of the few companies in the PRC which provide unique and high quality petrochemical related engineering technology services. Furthermore, the services and terms offered by independent third parties are difficult to match the same quality services provided by CNPC. CNPC has had a long-term relationship with the Group providing relevant services, and is familiar with the Group and established a good cooperative model and accumulated rich cooperative experience to create synergy. CNPC offers advantages including safety, reliability, technical expertise, understanding of existing facilities and experience in providing engineering technology services, which enable CNPC to be competitive. - 103 -

In light of the aforesaid, we are of the opinion that the 15% Margin and such agreed contractual price charged by CNPC to the Group shall not be higher than the prices available for the provision of such products and services in the international market is fair and reasonable so far as the Independent Shareholders are concerned. (d)(i) Quotas and pricing standards set by government or public tendering Regarding pricing mechanism (d)(i), the Company will proceed in accordance with the set quotas and pricing standards if the same have been set uniformly by the government of the relevant countries or regions, which is consistent with pricing policy (a). When there is no government-prescribed pricing standards for public engineering projects, the management of the Company advised that the public tender pricing will be adopted in accordance with the Company's internal tender procedures, with the bidders meeting all the necessary requirements set out in the invitation to tender (including but not limited to qualification, experience, capability and previous relationship, etc.) and the general conditions for the optimal bid quoted. The Company's tender process is managed by the Engineering and Material Management Department of the Company in order to ensure that the transactions are in the interests of the Company and the Independent Shareholders as a whole. 4.4 Internal control According to the Letter from the Board, in order to ensure that the Non-Exempt Continuing Connected Transactions ending 31 December 2026 is in accordance with the New Comprehensive Agreement and the Financial Service Agreement, the Company's audit department and external auditors shall conduct supervision and inspection and external audits of the effectiveness of the Company's internal control system. Meanwhile, the Audit Committee of the Board of the Company shall review the evaluation of internal control and the implementation of the continuing connected transactions twice a year; the Supervisory Committee shall listen to reports on internal control evaluation and the implementation of the continuing connected transaction simultaneously. - 104 -

For the products and services provided by the Group to CNPC/Jointly-held Entities, we have confirmed with the Company's management and understood that the Company has established a series of internal control measures to ensure that the pricing basis for continuing connected transactions of the Company will follow the prescribed pricing mechanism under its framework agreement, including: (1) For products and services where the government-prescribed price applies, when any laws, regulations or other regulatory documents in relation to government-prescribed price in respect of certain category of products or services come into effect, the pricing management department of the Company will forward these regulatory requirements to its operating entities and require all the operating entities to follow the government-prescribed price. The internal audit department of the Company will review the enforcement of the government-prescribed price by the operating entities with from time to time. All the operating entities shall accept the law enforcement supervision by the pricing authorities of the government; (2) For products and services where the market-oriented price applies, all the operating entities of the Company shall comply with the regulations for the management of tendering of the Company. In terms of the product or service of which the transaction amount reaches the particular standard prescribed in regulations, all the operating entities shall determine their suppliers of products and services through tendering. The operating entities or the tendering center of the Company are responsible for the preparation of tendering requirement documents. A tendering committee comprised by both internal and external randomly picked experts will be established to conduct the tendering process for each project and determine the final suppliers. In terms of the product and service of which the transaction amount is lower than the particular standard prescribed in regulations, all the operating entities shall determine their suppliers of products and services by inviting suppliers to the competitive negotiations. The relevant department of the operating entities to which the product or service will be offered is responsible for comparing the terms of these suppliers. The comparison results will be submitted to the management team of the operating entity for final approval; (3) For products and services where the actual cost or agreed contractual price applies, the operating entities of the Company and CNPC will generally negotiate the cost for the products and services to be provided in advance. Meanwhile, the Company and CNPC have jointly set up a construction cost center comprised by experienced technical experts, which is responsible for the formulation of the cost standards for certain engineering technology services provided by CNPC. After the provision of relevant products or services, the internal auditors of the Group will review the - 105 -

actual cost of these products or services prepared by CNPC with reference to the negotiation results prior to the transactions or the cost standards formulated by the construction cost center. The settlement and payment shall only be made after the review is approved by the internal auditors; (4) The Company's audit department shall regularly conduct internal assessments on the internal control measures every year to ensure that the internal control measures in respect of connected transactions remain complete and effective; (5) The Board shall review the financial reports containing the disclosure and analysis of the execution of the continuing connected transaction on a semi-annual basis. The review will mainly include whether the Company and relevant connected persons follow the continuing connected transaction agreements (including the prescribed pricing mechanism thereunder) during the year or half of the year and whether the actual transaction amounts incurred between the Company and relevant connected persons are within the annual caps as approved at the general meeting of the Company (if applicable); (6) The independent non-executive Directors shall conduct annual review on the continuing connected transactions and provide annual confirmations in the annual reports of the Company on whether the continuing connected transactions are conducted (i) in the ordinary course of business of the Company; (ii) in accordance with normal commercial terms or better and on terms that are fair and reasonable; (iii) in accordance with the terms of the relevant agreements; and (iv) in the interest of the Company and the Shareholders as a whole; (7) The audit committee of the Board shall conduct review on the annual report and interim report which include the disclosure and analysis of the implementation of the continuing connected transactions; (8) The external auditors of the Company shall report on the continuing connected transactions of the Company every year and issue a letter to the Board in respect of the continuing connected transactions of the Company in accordance with the HKEx Listing Rules; and (9) The Supervisory Committee shall supervise the continuing connected transactions and hear the annual financial report and interim financial report which include the disclosure and analysis of the implementation of the continuing connected transactions twice a year. The Supervisory Committee shall also review whether the connected transactions between the Company and connected persons comply - 106 -

with the regulatory requirements of places where the Company is listed, whether the prices are fair and reasonable and whether there is any act which is detrimental to the interests of the Company and the Shareholders. For the deposit service provided by CNPC Finance, we have confirmed with the Company's management and understood that the Company has established a series of internal control and risk management measures, guaranteeing the security of capital and safeguarding the interest of the Company, including: (1) in order to regulate the connected transactions between the Company and CNPC Finance, the Company and CNPC Finance adopt "the Risk Management Plan of PetroChina Company Limited for Conducting Financial Business with China Petroleum Finance Company Limited", which covers the relevant risk control system and the risk management plan to prevent financial risks and to ensure that the deposits of the Company in the CNPC Finance can be utilized at the Company's discretion; (2) as the controlling shareholder of CNPC Finance, CNPC undertakes that in case of emergency where the CNPC Finance has difficulties making payments, CNPC will increase the capital of CNPC Finance in accordance with the actual need for the purpose of permitting payments to be made; (3) the Company and CNPC Finance agreed on a series of strict risk assessment and control measure in the Financial Services Agreement to ensure the safety of the Group's deposits in CNPC Finance. Meanwhile, CNPC Finance shall provide various information, including various financial indicators (as well as annual and interim financial reports), semi-annually so that the Company can monitor the risk and financial conditions of CNPC Finance continuously; (4) the Company shall monitor the maximum daily amount of deposits (including accrued interests) with CNPC Finance to ensure that the relevant amount do not exceed the applicable annual caps; and (5) During the annual audit period of the Company, the external auditors shall review and express opinion on the continuing connected transactions between the Company and CNPC Finance, and the Company shall timely perform the information disclosure obligation according to the requirement of HKEx Listing Rules. - 107 -

To evaluate the sufficiency and effectiveness of the Company's internal control measures, we have reviewed the Company's internal control policy and discussed with the Company's management to understand the relevant policy. We have also performed the following procedures: (i) discussed with the Company's legal and corporate reform department in order to understand the implementation and execution of the internal control measures and confirmed that there was no material discrepancy found for the past three years; (ii) reviewed the internal control management handbook and internal control assessment management methods; (iii) reviewed the advice provided by the Audit Committee and Supervisory Committee of the Company with regard to the internal control measures for connected transactions on a sampling basis; (iv) reviewed sample documents (including, among other things, contracts, and other related documents) with respect to the adoption of (a) government-prescribed price; (b) market-oriented price; and (c) agreed contractual price under the Non-Exempt Continuing Connected Transactions conducted with CNPC/Jointly-held Entities during the past three years, and we note that they are consistent with the pricing policy as described above; (v) reviewed sample documents (including, among other things, deposit statement, and other related documents) under the Non-Exempt Continuing Connected Transactions conducted with CNPC Finance during the past three years, and we note that they are consistent with the pricing policy as described above; and (vi) reviewed the audited results as stated in the annual reports of the Company and reviewed unaudited results as stated in the interim reports of the Company prepared by the external auditor regarding the Non-Exempt Continuing Connected Transactions, respectively. We have also discussed with the management of the Company and we understand that the internal control policy regarding connected transactions was set up in 2003 and commenced since 2006. Therefore, we concur with the view of the Directors that the internal control measures adopted by the Company are sufficient to ensure that the future prices will be set in accordance with the pricing bases for each of the Non-Exempt Continuing Connected Transactions. - 108 -

For detailed description of the terms in relation to the New Comprehensive Agreement and the Financial Services Agreement, please refer to the Letter from the Board. Based on the above, the priority is set from (a) to (c) such that the price mechanisms in (b) and (c) would only apply where the preceding price mechanism(s) are inapplicable. As (a) and (b) are based on the applicable government-prescribed prices and market-oriented prices, including the applicable regional or national market prices, while (d)(i) is only applicable for public engineering services which is based on government-prescribed price, or based on tendering if there is no government-prescribed price, we are of the opinion that the above mechanism is fair and reasonable as far as the Independent Shareholders are concerned. 4.5 Reasons for and Benefits of the Non-Exempt Continuing Connected Transaction As stated in the Letter from the Board, the Company believes that the Non-Exempt Continuing Connected Transactions will be beneficial to the continued operation and development of the Group. The reasons for and benefits of such Non-Exempt Continuing Connected Transactions have been discussed in the Letter from the Board in details. For the Non-Exempt Continuing Connected Transaction conducted with CNPC/Jointly-held Entities, the reasons and benefits mainly embrace: (1) the competitive advantages of CNPC in providing such services given its experience. The Company is a joint-stock company established during the reorganization of CNPC in 1999. CNPC injected the assets, liabilities and rights related to its core business into the Company, such as oil and gas exploration and development, oil refinement, petrochemical, sales and marketing, natural gas, pipelines and related scientific research, etc. CNPC retained businesses related to the production and operation of petroleum and natural gas, such as engineering technology services, production services, material supply services, social and living support services and financial services, etc. CNPC has significant experience, technology and cost advantages when compared with other service providers; (2) the oil and gas engineering and technological service provided by CNPC are of higher standards within the industry, which can satisfy the high technological and quality standards of the Group. At the same time, can also reduce potential safety and environmental protection risks; - 109 -

(3) the Group's main oil fields and refining and chemical production facilities are scattered across different regions, some of which are in remote areas with harsh operating conditions. CNPC and its subsidiaries can provide service and business support to the Group locally, which, to a large extent, is beneficial to the Group's continued development in such regions; and (4) CNPC's financial institution (excluding CNPC Finance) is a banking financial institution with the approval of the China Banking Regulatory Commission (currently known as the National Administration of Financial Regulation). According to "2023 China Banking Sector Top 100 List" issued by the China Banking Association, CNPC's financial institution ranked within Top 50 in terms of the net tier-1 core capital. The Company believes that the Group's deposit in CNPC's financial institution is safe and the risk profile of CNPC's financial institution is not greater than those of commercial banks in the PRC. In additions, CNPC's financial institution has been providing financial services to the Group for many years and has established a comprehensive and matured cooperation mechanism with the Group. The efficient internal settlement could lower the costs of the Group and provide better interest rate. Thus, the provision of financial services by CNPC's financial institution is beneficial for the Group's more efficient and convenient business activities. For the Non-Exempt Continuing Connected Transaction conducted with CNPC Finance, the reasons and benefits mainly include: (1) pursuant to the Financial Services Agreement, CNPC Finance provides deposit services, settlement services and other financial services (including entrustment loans, bills, bonds underwriting, non-financing letter of guarantee services, financial advisory, credit verification and consulting agency business, etc.). CNPC Finance also provides loan services to the Group. For the two years ended 31 December 2022 and the six months ended 30 June 2023, the amount of loans provided by CNPC Finance to the Group was approximately RMB70,567 million, RMB64,616 million and RMB62,353 million, respectively. CNPC Finance will not charge the Group fees in relation to provision of settlement service and charge no less favorable fees than independent third parties in relation to provision of other financial services, which lower the transaction cost; (2) In 2001, the Ministry of Finance of the PRC released "Notice on the Issuance of the Interim Measure of Capital and Financial Management of State-owned Enterprises", which proposes that the parent company of state-owned enterprises should establish an internal fund management system and implement centralized - 110 -

fund management. Afterwards, the State-owned Assets Supervision and Administration Commission of the State Council further issued a number of notices and guidance letters which encourage state-owned enterprises to enhance its centralization of fund management, including "Notice on Further Improving Central Enterprises' Revenue and Expenditure Reduction Works" and "Opinions on Promoting Central Enterprises to Accelerate its Treasury System and Further Strengthen Fund Management", etc. State-owned enterprises establish an internal settlement platform and finance companies to conduct centralized fund management in order to ensure fund safety, improve fund efficiency and lower the finance cost. To fulfil the above-mentioned government policies and regulations, CNPC Finance is owned as to 40% by CNPC, 32% by the Company and 28% indirectly by CNPC Capital Company Limited () as at the Latest Practicable Date. CNPC Finance is the internal settlement, fund raising and financing, and capital management platform of CNPC. In order to optimize cash flow management and capital efficiency of the Group, CNPC Finance has been providing deposit, loan, settlement and other financial services to the Group for many years. The Company's deposits in CNPC Finance is also mainly used for the settlement business in CNPC Finance; (3) Both the Company and CNPC are large enterprises, with a large scale and transaction volumes. The Group entered into a large numbers of daily transactions with CNPC and its associates. The deposits and other financial services provided by CNPC Finance to the Company can facilitate settlement within the members of the Company and between the Company and members of CNPC, which shorten the time required for fund transfer, improve the operational efficiency and lower the cost; (4) CNPC Finance was familiar with the capital structure, business operations, capital requirements and cash flow pattern of the Company, enabling it to better forecast the capital requirements of the Company, and can provide flexible, convenient and low cost services to the Company; and (5) As at 31 December 2022, the total assets of the Group was approximately RMB2,673.485 billion, the time deposits (with maturity over three months and less than a year) and cash at bank and on hand was approximately RMB225,049 million. Given its fund size, fund security and efficiency are the Company's utmost concerns. CNPC Finance is under the supervision of the National Administration of Financial Regulation as a major domestic non-bank financial institution, operates under strict observance with risk controlling indicators and risk monitoring indicators required by national laws and regulations and has met the regulatory - 111 -

requirements as determined by regulatory indicators over the years. As at 30 June 2023, the cash on hand and at the People's Bank of China of CNPC Finance was approximately RMB11.40 billion, the total assets of CNPC Finance was approximately RMB632.64 billion. For the six months ended 30 June 2023, CNPC Finance achieved net interest income of approximately RMB3.35 billion and net profit after tax of approximately 3.03 billion, which is in a leading position among domestic counterparts. According to "Finance Companies Industry Statistics 2022" issued by the China National Association of Finance Companies, CNPC Finance ranked first in 2022 in terms of total assets and equity. Meanwhile, CNPC's undertaking to as the payer of last resort for CNPC Finance provides better security of funds as compared to external banks. In fact, the transactions contemplated under the New Comprehensive Agreement and the Financial Services Agreement have been carried on for many years. Actual practices provided that the Continuing Connected Transactions benefit the continued operation and development of the Company. Additionally, the Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group's business; (b) the Continuing Connected Transactions with CNPC have been conducted on normal commercial terms or on terms no less favorable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Proposed Annual Caps are fair and reasonable and in the interest of the Company and the Shareholders as a whole. We noted from the annual reports of the Company for 2020 to 2022 that the auditors of the Company have reviewed the Non-Exempt Continuing Connected Transactions for each of the financial years ended 31 December 2020, 2021 and 2022 (the "Prior Year Transactions") and confirmed that the Prior Year Transactions were conducted in the manner stated in Rule 14A.56 of the HKEx Listing Rules. - 112 -

LETTER FROM ICBC INTERNATIONAL

In light of the aforesaid analysis, we are of the view that the Non-Exempt Continuing Connected Transactions are being conducted on normal commercial terms or on terms no less favorable to the Company than those with independent third parties, and is in the interest of the Company and the Independent Shareholders as a whole.

4.6 Proposed Annual Caps of the Non-Exempt Continuing Connected Transaction

The Non-Exempt Continuing Connected Transactions are subject to the Proposed Annual Caps whereby for each of the three years ending 31 December 2026, the monetary value of the Non-Exempt Continuing Connected Transactions will not exceed the applicable annual amounts as stated in the Letter from the Board.

In assessing the fairness and reasonableness of the Proposed Annual Caps, we have discussed with the management of the Company about the basis and underlying assumptions used in the determination of the Proposed Annual Caps.

Historical transaction amounts of the Non-Exempt Continuing Connected Transactions for each of the two years ended 31 December 2022 and the six months ended 30 June 2023, the historical annual caps for each of the three years ending 31 December 2023 and the Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions for each of the three years ending 31 December 2026 are set out as follows:

		Historical transaction amounts *RMB Million*			Historical annual caps *RMB Million*			Proposed annual caps *RMB Million*		
		For the years ended 31 December		For the period ended 30 June	For the years ended/ending 31 December			For the years ending 31 December		
		2021	2022	2023	2021	2022	2023	2024	2025	2026
4.6.1	Products and services to be provided by the Group to CNPC and the Jointly-held Entities	69,226	82,541	27,371	150,000	147,200	144,600	95,900	102,900	104,100
4.6.2	Engineering technology services to be provided by CNPC to the Group	162,776	171,158	54,123	198,200	197,500	197,000	236,400	250,000	256,800

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LETTER FROM ICBC INTERNATIONAL

	Historical transaction amounts RMB Million			Historical annual caps RMB Million			Proposed annual caps RMB Million		
	For the years ended 31 December		For the period ended 30 June	For the years ended/ending 31 December			For the years ending 31 December		
	2021	2022	2023	2021	2022	2023	2024	2025	2026
4.6.3 Production service to be provided by CNPC to the Group	129,264	174,688	75,827	207,700	205,500	204,500	227,400	234,400	236,400
4.6.4 Financial services to be provided by CNPC and CNPC Finance to the Group	54,343	53,806	53,602	55,000	55,000	55,000	75,000	75,000	75,000
a. Deposit services to be provided by CNPC (excluding CNPC Finance)(1)	7,554	7,959	7,974	8,000	8,000	8,000	10,000	10,000	10,000
b. Deposit services to be provided by CNPC Finance(2)	46,789	45,847	45,628	47,000	47,000	47,000	65,000	65,000	65,000

(1) Historical transaction amounts and proposed Annual Caps refer to aggregate of maximum deposits made by the Group with CNPC (excluding CNPC Finance) and the interests received in respect of these deposits

(2) Historical transaction amounts and proposed Annual Caps refer to aggregate of maximum deposits made by the Group with CNPC Finance and the interests received in respect of these deposits

4.6.1 Products and services to be provided by the Group to CNPC and the Jointly-held Entities

The Proposed Annual Caps for the products and services to be provided by the Group to CNPC and the Jointly-held Entities have been determined with reference to:

(a) the historical transactions and transaction amounts in providing products and services by the Group to CNPC/Jointly-held Entities;

(b) the estimated business development of the Group and CNPC;

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(c) the potential fluctuations in the prices of crude oil, petrochemical products, natural gas, and other oil products and services both in the international market and in the domestic market; and (d) quantities of crude oil and natural gas reserves required (by CNPC as decreed by the government). Based on the information provided by the Company, the historical transaction amounts of products and services provided by the Group to CNPC and the Jointly-held Entities were approximately RMB69,226 million and RMB82,541 million for the two years ended 31 December 2022 respectively, representing approximately 46.2% and 56.1% of the historical annual caps respectively. As advised by the management of the Company, the main reasons for the discrepancy between the historical annual caps and historical amounts incurred for the two years ended 31 December 2022 are as follows: (1) international trade accounts for a large proportion of this category of connected transactions, and its uncertainly is far greater than other businesses; (2) considering that the Group and CNPC and most of their respective subsidiaries are located in the same region, the Group wished to supply more products and services to CNPC in order to save logistic costs and improve efficiency. However, as markets and needs from CNPC may change and there is competition from independent third parties on the market, products and services actually provided by the Group to CNPC were less than anticipated. In terms of the Proposed Annual Caps for products and services to be provided by the Group to CNPC and the Jointly-held Entities for each of the three years ending 31 December 2026, the expected amounts in products and services to be provided by the Group to CNPC and the Jointly-held Entities will decrease by approximately 33.7% in 2024 as compared to 2023, then will increase by approximately 7.3% in 2025 as compared to 2024, and increase by approximately 1.2% in 2026 as compared to 2025. Furthermore, we understand from the management of the Company that the decrease in the Proposed Annual Caps in 2024 as compared to 2023 is mainly due to the historical annual caps were not fully utilized. The utilization rate of the annual caps for 2021 and 2022 were 46.2% and 56.1% respectively. Therefore, the Company adjusted the Proposed Annual Caps in 2024 according to the market changes and actual needs from CNPC. In arriving at the Proposed Annual Caps for products and services to be provided by the Group to CNPC and the Jointly-held Entities for the three years ending 31 December 2026, the Group has estimated the future crude oil, natural gas, and other refined oil products prices based on experience with reference to the historical crude oil, natural gas, and other refined oil products price fluctuations and expected future price fluctuations. We are given to understand that when determining the Proposed Annual - 115 -

Caps for 2024-2026, the Company assumed the international crude oil average prices to be US$80 per barrel, US$78 per barrel and US$75 per barrel for 2024, 2025 and 2026, respectively. According to the previous description of the oil products government-prescribed pricing policy, we also note that the price of gasoline and diesel will change according to fluctuations in international oil prices, which is adjusted every ten working days. Below is the world's major crude oil index from 1 January 2020 to 31 August 2023: Source: Bloomberg as at 31 August 2023 According to the information obtained from Bloomberg, the international crude oil price has been fluctuating significantly and the closing prices of North Sea Brent from 1 January 2020 to 31 August 2023 ranged from about US$17.3 per barrel to US$133.9 per barrel. According to the international oil price forecast by Bloomberg as of 30 June 2023, they predict that the international crude oil prices for the coming three years will remain steady, with forecast median international oil prices of approximately US$83, US$80 and US$75 per barrel for 2024-2026, respectively. Taking into account the historical crude oil price fluctuations and the future oil prices as estimated in the international oil price forecast by Bloomberg as of 30 June 2023, we consider that the Company's estimation of the international crude oil prices in the next three years to be US$80 per barrel, US$78 per barrel and US$75 per barrel respectively are fair and within reasonable intervals. - 116 -

According to National Development and Reform Commission document (NDRC Price[2015] 351) "Rationalizing Prices of Natural Gas Used by Non-Residential Consumers", we note that the prices of existing and incremental gas would be merged, to rationalize the price of natural gas used by non-residential consumers, which was implemented on 1 April 2015. According to the PRC State Council document ([2018] 31) "Promoting the Coordinated and Stable Development of Natural Gas", we note that "rationalizing natural gas pricing mechanism" has been set as a policy objective. In August 2017, the National Development and Reform Commission published "Notice of the National Development and Reform Commission on Lowering the Non-residential Natural Gas City-Gate Benchmark Price" (NDRC Price [2017]1582) which stated natural gas city-gate benchmark prices for various provinces (districts and cities) in the PRC, ranging from RMB1050 per thousand cubic meter (value-added tax included) to RMB2080 per thousand cubic meter (value-added tax included). In April 2019, the National Development and Reform Commission published "Notice of the National Development and Reform Commission on Adjustment of Natural Gas City-Gate Benchmark Prices" (NDRC Price [2019] 562), in which the city-gate benchmark prices after adjustment for various provinces (districts and cities) in the PRC range from RMB1030 per thousand cubic meter (9% value-added tax included) to RMB2040 per thousand cubic meter (9% value-added tax included). Therefore, we concur with the Company's estimation of the natural gas prices to remain stable for the following three years ending 31 December 2026. Given the markets and needs from CNPC may change and there is competition from independent third parties on the market, the quantities of future transactions between the Group and CNPC and the Jointly-held Entities may decrease. We are of the view that given the uncertainties in the world energy market, the fluctuating energy prices and business development of the Group, the Proposed Annual Caps will enable the Group to provide reasonably steady supply to CNPC and the Jointly-held Entities. 4.6.2 Engineering technology services to be provided by CNPC to the Group The Proposed Annual Caps for the provision of engineering technology services have been determined with reference to: (a) the completed transactions and transaction amounts for the engineering technology services provided by CNPC to the Group; and (b) the estimated business development of the Group. - 117 -

Based on the information provided by the Company, the historical transaction amounts of engineering technology services provided by CNPC to the Group were approximately RMB162,776 million, and RMB171,158 million for the two years ended 31 December 2022 respectively, representing approximately 82.1% and 86.7% of the historical annual caps respectively. As advised by the management of the Company, the main reasons for the discrepancy between the historical annual caps and historical amounts incurred for the two years ended 31 December 2022 are as follows: (i) both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transaction are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans and the Company's needs for production and operation when applying for the annual caps; and (ii) CNPC's competitiveness in the industry are comparably stronger as it has human resource advantages, technological advantages and cost advantages, etc. When estimating the historical annual caps, the Group has considered the possibility that CNPC will participate in all the projects. However, CNPC might not be able to participate in all the projects in practice due to specific conditions of different projects. In terms of the Proposed Annual Caps for engineering technology services to be provided by CNPC to the Group for each of the three years ending 31 December 2026, the expected amounts in engineering technology services to be provided by CNPC to the Group will increase by approximately 20.0% in 2024 as compared to 2023, then will increase by approximately 5.8% in 2025 as compared to 2024 and then increase by approximately 2.7% in 2026 as compared to 2025. As advised by the management of the Company that the Proposed Annual Caps of engineering technology services to be provided by CNPC to the Group is based on the estimated business development plan, including but not limited to, accelerate the construction of key production capacity and engineering projects, green and low-carbon transformation, refining and upgrading, etc. The Group has obtained engineering technology services from CNPC in the ordinary course of business. CNPC has extensive experience in exploration and development of crude oil and natural gas projects in the world, offering premier engineering technology services to the Group. CNPC is also one of the few companies in the PRC which provide quality petrochemical related engineering technology services. We understand from the management of the Company that the Proposed Annual Caps of engineering technology services to be provided by CNPC to the Group for 2024 to 2026 are determined by considering (i) the possibility of a substantial level of - 118 -

construction projects obtained by CNPC based on the above-mentioned advantages offered by CNPC; and (ii) the historical capital expenditure, historical caps and historical transaction amounts. Having considered the above-mentioned, we are of the view that the future capital expenditure plan is in line with the Company's business development objectives, and are prepared after careful consideration. We are of the view that the Proposed Annual Caps for the provision of engineering technology services provide sufficient room for the Group to capture the Group's future anticipated expansion plan, and the Proposed Annual Caps for the provision of engineering technology services are determined on a fair and reasonable basis. 4.6.3 Production services to be provided by CNPC to the Group The Proposed Annual Caps for the production services provided by CNPC to the Group have been determined with reference to: (a) the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group; (b) the estimated business development of the Group; and (c) the potential fluctuations in the international and the PRC market prices of crude oil, petroleum and petrochemical products. Based on the information provided by the Company, the historical transaction amounts of production services provided by CNPC to the Group were approximately RMB129,264 million and RMB174,688 million for the two years ended 31 December 2022 respectively, representing approximately 62.2% and 85.0% of the historical annual caps respectively. As advised by the management of the Company, the main reasons for the discrepancy between the historical annual caps and historical amounts incurred for the two years ended 31 December 2022 are as follows: (i) international trade accounted for a large proportion of this category of connected transactions, and its uncertainty is much greater than other businesses; and (ii) due to the objective to maintain the quality of crude oil and natural gas, CNPC is required to replace its crude oil and natural gas reserve from time to time and supply the replaced crude oil and natural gas to the Company to conduct production and sales activities, and the quantities and timing of replacement are uncertain. - 119 -

Based on the Proposed Annual Caps for production services to be provided by CNPC to the Group for each of the three years ending 31 December 2026, the expected production services to be provided by CNPC to the Group will increase by approximately 11.2% in 2024 as compared to 2023, then will increase by approximately 3.1% and 0.9%, respectively in 2025 and 2026 as compared with those in 2024 and 2025 respectively. The increase in the Proposed Annual Caps for 2024-2026 as compared to the historical annual caps for 2021-2023 is mainly due to the average spot price for North Sea Brent crude oil in the first half of 2023 was US$79.66 per barrel, representing an increase of approximately 99.4% as compared with US$39.95 per barrel of the first half of 2020. As advised by the management of the Company, the Proposed Annual Caps of production services to be provided by CNPC to the Group is based on the estimated business development plan. Due to the objective to maintain the quality of crude oil and natural gas, CNPC is required to replace its crude oil and natural gas reserves from time to time and supply the replaced crude oil and natural gas to the Company to conduct production and sales activities. Therefore, this amount needs to be taken into consideration when determining the proposed annual caps. Having considered the above-mentioned, we are of the opinion that the Proposed Annual Caps for the production services provided by CNPC to the Group are determined on a fair and reasonable basis. 4.6.4 Financial services to be provided by CNPC and CNPC Finance to the Group respectively: deposit services The Proposed Annual Caps for the aggregate of maximum daily deposits made by the Group with CNPC and CNPC Finance and the interests received in respect of these deposits have been determined with reference to: (a) the estimated business development of the Group; (b) the Group's historical cash flow and levels of deposits; (c) the expected net cash inflow from the Company's operations; and (d) the competitive interest rates offered by CNPC, CNPC Finance and other financial institutions. - 120 -

Based on the information provided by the Company, the historical transaction amounts of financial services (aggregate of deposits and interests) provided by CNPC and CNPC Finance to the Group were approximately RMB54,343 million and RMB53,806 million for the two years ended 31 December 2022, respectively, representing approximately 98.8% and 97.8% of the historical annual caps respectively. Based on the Proposed Annual Caps for deposit services to be provided by CNPC and CNPC Finance to the Group for each of the three years ending 31 December 2026, the expected deposit services to be provided by CNPC and CNPC Finance to the Group will increase by approximately 36.4% in 2024 as compared to 2023, then will remain unchanged in 2025 and 2026 as compared to 2024. As advised by the management of the Company, the Proposed Annual Caps of deposit services (aggregate of deposits and interests) to be provided by CNPC and CNPC Finance to the Group is based on estimated business development of the Group. The reasons for the determination of higher Proposed Annual Caps for the financial services (aggregate of deposits and interests) to be provided by CNPC and CNPC Finance to the Group in 2024, 2025, and 2026 as compared with 2023 are primarily: (i) based on the historical transaction amount, the Group's demand of financial services (aggregate of deposits and interests) are relatively stable; (ii) the Company's planned expansion and/or business development, including establishing new energy and new material department, accelerating new energy, new material, green and low-carbon transformation, etc., as a result, the achievable income is expected to increase in the future, which will lead to a corresponding increase in the Company's internal settlement amount and various cash flows; and (iii) the competitive interest rates offered by CNPC, CNPC Finance and other financial institutions. - 121 -

We have compared the proposed annual caps of deposit services to be provided by CNPC and CNPC Finance to the Group with the amount of cash and cash equivalent of the Group. The tables below illustrate the comparison between the Group's cash and cash equivalent as at 31 December 2020, 2021 and 2022 and 30 June 2023 and the historical annual caps of deposit service for 2020-2023: As at 31 December As at 31 December As at 31 December As at 30 June 2020 2021 2022 2023 (Audited) (Audited) (Audited) (Unaudited) RMB million RMB million RMB million RMB million Time deposits with maturities over three months and less than one year Cash and cash equivalents at the end of the period 27,319 118,631 26,747 136,789 33,859 191,190 43,381 219,173 Total cash and cash equivalents A 145,950 163,536 225,049 262,554 Historical annual caps of deposit services to be provided by CNPC and CNPC Finance B 63,000 55,000 55,000 55,000 Historical annual caps to the total cash and cash equivalents (%) B/A 43.2 33.6 24.4 20.9 - 122 -

The table below illustrates the comparison between the Group's cash and cash equivalent as at 30 June 2023 and the proposed annual caps of deposit service for 2024-2026: Proposed annual caps for 2024-2026 to the total cash and cash equivalents as at 30 June 2023 RMB million (%) Total cash and cash equivalents as 30 June 2023 262,554 -- Proposed annual caps of deposit services to be provided by CNPC for 2024-2026 10,000 3.8 Proposed annual caps of deposit services to be provided by CNPC Finance for 2024-2026 65,000 24.8 Total proposed annual caps of deposit service for 2024-2026 75,000 28.6 According to the above table, the historical annual caps of deposit service for 2020 and 2021 to the total cash and cash equivalents of the Group as at 31 December 2020 and 2021 were approximately 43.2% and 33.6% respectively. Given the Group's cash and cash equivalent has increased significantly from 31 December 2021 to 30 June 2023, representing an increase of approximately 60.5% from 2021 to 2023. Thus, the percentage of the historical annual caps for 2022 and 2023 to the total cash and cash equivalents as at 31 December 2022 and 30 June 2023 has decreased to 24.4% and 20.9%, respectively. In additions, the proposed annual caps of deposit services for 2024-2026 to the total cash and cash equivalents as at 30 June 2023 was approximately 28.6%, which is comparable to the historical annual caps of deposit services for 2020 and 2021. The increase in the proposed annual caps for 2024-2026 as compared to the historical annual caps for 2021-2023 is mainly due to: (i) the Group is in a leading position in the oil gas industry in the PRC, which has been profitable for consecutive years and with an abundant cash flow; and (ii) the Group strictly manages and controls the cash inflow and outflow of its investing and financing activities to ensure and maintain a positive cash flow and net current asset position. As a result, the total cash and cash equivalents of the Group has increased from approximately RMB145,950 - 123 -

xmillion as at 31 December 2020 to approximately RMB225,049 million as at 31 December 2022, representing a CAGR of 24.2% from 2020 to 2022. Given the Group expects to continue to generate positive cash flow in the future, there is expected to be a corresponding increase in the total cash and cash equivalents. Considering (i) given the Group's historical cash flow position, it is expected that the Group will continue to generate positive net cash flow in the future, which will lead to a corresponding increase in the cash and cash equivalents; (ii) the percentage of the proposed annual caps of deposit service for 2024-2026 to the total cash and cash equivalents of the Group as at 30 June 2023 remains at similar level as compared to the historical percentage in 2020 and 2021; (iii) there is a significant increase in the total cash and cash equivalent of the Group from 31 December 2020 to 30 June 2023; (iv) according to the 2022 annual report of the Company, the Group plans to enhance exploration and development, actively increase oil and gas reserve and output, develop chemicals and new material business steadily, promote the integration of oil and gas and new energy, and develop new energy business steadily, etc. The expected business expansion will lead to a corresponding increase in the transaction volume and number of settlement; (v) given the business nature of the Company, relevant transactions are mostly associated with large amounts of cash inflows and/or outflows, therefore the annual cap should be set to such level that allows reasonable business flexibility; and (vi) the utilization rate of the annual caps for 2021 and 2022 were approximately 98.8% and 97.8% respectively. The historical utilization status, the historical annual caps did not show overestimation. We are of the opinion that the Proposed Annual Caps for the financial services (aggregate of deposits and interests) provided by CNPC and CNPC Finance to the Group are determined on a fair and reasonable basis. 5. RECOMMENDATION Having considered the above principal factors and reasons, we consider that (i) the entering of the Non-Exempt Continuing Connected Transactions are in the ordinary and usual course of business of the Group and on normal commercial terms or terms no less favorable to the Company than those with independent third parties; (ii) the Proposed Annual Caps of the Non-Exempt Continuing Connected Transactions are reasonably determined; (iii) the terms of the Non-Exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned; and (iv) the entering of the Non-Exempt Continuing Connected Transactions are in the interest of the Company and the Independent Shareholders as a whole. - 124 -

We therefore advise the Independent Board Committee to recommend the Independent Shareholders to vote in favor of ordinary resolutions in relation to the Non-Exempt Continuing Connected Transactions as detailed in the notice of the Extraordinary General Meeting as set out at the end of the Circular. Yours faithfully, For and on behalf of ICBC International Capital Limited Vincent Wong Managing Director Corporate Advisory Group Letty Wu Executive Director Corporate Advisory Group Mr. Vincent Wong and Ms. Letty Wu are licensed persons registered with the Securities and Futures Commission to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO. Mr. Wong is a responsible officer of ICBC International Capital Limited and has over 19 years of experience in finance and investment bank. Ms. Wu is a responsible officer of ICBC International Capital Limited and has over 17 years of experience in finance and investment bank. - 125 -

1. RESPONSIBILITY STATEMENT This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the HKEx Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading. 2. DISCLOSURE OF INTERESTS AND CONFIRMATION As at the Latest Practicable Date, none of the Directors, Supervisors or chief executive of the Company had an interest and short positions in the shares, underlying shares and debentures of the Company or an associated corporation. As at the Latest Practicable Date: (a) no Director, Supervisor or chief executive of the Company had any interest or short position in the Shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including those taken or deemed as their interests and short position in accordance with such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Hong Kong Stock Exchange; (b) apart from Mr. Dai Houliang, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Xie Jun, who are deemed as connected directors of the Company by virtue of their positions in CNPC who abstained from voting at the board meeting held on 30 August 2023 in respect of the Continuing Connected Transactions and apart from Mr. Cai Anhui, Mr. Xie Haibing, Ms. Zhao Ying, Mr. Cai Yong and Mr. Jiang Shangjun, who also hold positions in CNPC, none of other Directors or Supervisors was materially interested in any contract or arrangement entered into by any member of the Group, which was subsisting and significant in relation to the business of the Group; - 126 -

(c) apart from Mr. Dai Houliang, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Xie Jun, who are deemed as connected directors of the Company by virtue of their positions in CNPC who abstained from voting at the board meeting held on 30 August 2023 in respect of the Continuing Connected Transactions and apart from Mr. Cai Anhui, Mr. Zhang Daowei, Mr. Xie Haibing, Ms. Zhao Ying, Mr. Cai Yong and Mr. Jiang Shangjun, who also hold positions in CNPC, none of other Directors, Supervisors or proposed Director had any direct or indirect interest in any assets which have been, since 31 December 2022, being the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group; (d) except for Mr. Dai Houliang, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Huang Yongzhang, Mr. Ren Lixin, Mr. Xie Jun and Mr. Zhang Daowei, who are concurrently serving as a director and/or senior management of CNPC, to the best of the Directors' knowledge, none of our Directors, proposed Director or any of their close associates had any interest in a business which competes or is likely to compete, directly or indirectly, with the Group's business; (e) the Directors are not aware of any material adverse change in the financial or trading positions of the Group since 31 December 2022, the date to which the latest published audited financial statements of the Company were made up; and (f) none of the Directors or Supervisors had entered or proposed to enter into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)). - 127 -

3. SUBSTANTIAL SHAREHOLDERS As at the Latest Practicable Date, as far as is known to the Directors and the chief executive of the Company, the following persons have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of any class of share capital carrying rights to vote in all circumstances at general meetings: Name of shareholders Nature of share holding Number of shares Capacity Percentage of such shares in the same class of the issued share capital Percentage of total share capital (%) (%) CNPC A Shares 150,923,565,570 (L) Beneficial Owner 93.21 82.46 BlackRock, Inc. (2) H Shares 291,518,000 (L) (1) Interest of Corporation Controlled by the Substantial Shareholder H Shares 1,472,617,558 (L) Interest of Corporation Controlled by the Substantial Shareholder 1.38 0.16 6.98 0.80 (L) Long position (1) 291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited. (2) BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, 1,472,617,558 H shares (long position) were held in its capacity as interest of corporation controlled by the substantial shareholder, including 12,690,000 underlying shares through its holding of certain unlisted derivatives (cash settled). Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or a short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of any class of share capital carrying rights to vote in all circumstances at general meetings. - 128 -

APPENDIX STATUTORY AND GENERAL INFORMATION

Except for Mr. Dai Houliang, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Huang Yongzhang, Mr. Ren Lixin, Mr. Xie Jun, Mr. Zhang Daowei, Mr. Cai Anhui, Mr. Xie Haibing and Ms. Zhao Ying, Mr. Cai Yong and Mr. Jiang Shangjun, who are concurrently directors and/or employees of CNPC, as of the Latest Practicable Date, no other Director, Supervisor or proposed Director acted as director or employee of any Shareholder of the Company nor director or employee of the company having any interests or short position in the Shares or underlying Shares of the Company or otherwise was required to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO.

4. EXPERTS' QUALIFICATIONS AND CONSENTS

The following are the qualifications of the experts who have given opinions or advice which are contained in this circular:

Names	Qualification
ICBC International Capital Limited	a licensed corporation carrying out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO
Beijing Huayuan Longtai Real Estate and Land Assets Valuation Co., Ltd. (北京華源龍泰房地產土地資產評估有限公司)	an independent valuer

(a) Each of ICBC International Capital Limited and Beijing Huayuan Longtai Real Estate and Land Assets Valuation Co., Ltd. (北京華源龍泰房地產土地資產評估有限公司) is not beneficially interested in the share capital of any member of the Group and none of them has any right (whether legally enforceable or not), to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(b) Each of ICBC International Capital Limited and Beijing Huayuan Longtai Real Estate and Land Assets Valuation Co., Ltd. (北京華源龍泰房地產土地資產評估有限公司) has given and has not withdrawn its written consent to the issue of this circular with inclusion of its opinions and letters, as the case may be, and the reference to its name included herein in the form and context in which they respectively appear.

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(c) As at the Latest Practicable Date, each of ICBC International Capital Limited and Beijing Huayuan Longtai Real Estate and Land Assets Valuation Co., Ltd. () did not have any direct or indirect interest in any assets which have been, since 31 December 2022 (being the date to which the latest published audited financial statements of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group. 5. GENERAL (a) The registered office of the Company is located at 16 Andelu, Dongcheng District, Beijing, the PRC, and the headquarters of the Company is located at No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC. (b) The share registrar of the Company in Hong Kong is Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. (c) In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text. 6. DOCUMENTS ON DISPLAY Copies of the following documents will be published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (www.petrochina.com.cn) for a period of 14 days from the date of this circular (inclusive): (a) the New Comprehensive Agreement, the confirmation letters to the Land Use Rights Leasing Contract and the 2017 Buildings Leasing Contract and the Financial Services Agreement mentioned in this circular; (b) the letter of recommendation from the Independent Board Committee, the text of which is set out on pages 81 to 82 of this circular; (c) the letter issued by the ICBC International Capital Limited on 20 September 2023, the text of which is set out on pages 83 to 125 of this circular; (d) the letter issued by Beijing Huayuan Longtai Real Estate and Land Assets Valuation Co., Ltd. () on 10 July 2023 in respect of rental of lands and buildings of CNPC by the Group; and - 130 -

(e) the written consents of ICBC International Capital Limited and Beijing Huayuan Longtai Real Estate and Land Assets Valuation Co., Ltd. referred to in paragraph headed "4. Experts' Qualifications and Consents" in this appendix. - 131 -

PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 857) NOTICE OF THE 2023 FIRST EXTRAORDINARY GENERAL MEETING NOTICE IS HEREBY GIVEN that the 2023 first extraordinary general meeting of PetroChina Company Limited (the "Company") will be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 9 November 2023 at 9 a.m. to consider, approve and authorize the following matters: ORDINARY RESOLUTIONS To consider and, if thought fit, to pass the following as ordinary resolutions: By way of non-cumulative voting: 1. To consider and approve the following resolution in respect of continuing connected transactions: "THAT, as set out in the circular dated 20 September 2023 issued by the Company to its shareholders (the "Circular"): the new comprehensive agreement entered into between the Company and China National Petroleum Corporation () on 30 August 2023 (the "New Comprehensive Agreement") be and is hereby approved, ratified and confirmed; and the chief financial officer of the Company be and is hereby authorized to make any amendment to the New Comprehensive Agreement as he/she thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his/her opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transaction; and the non-exempt continuing connected transactions under the New Comprehensive Agreement and their proposed annual caps, which will be in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby approved." - 132 -

2. To consider and approve the following resolution in respect of continuing connected transactions: "THAT, as set out in the Circular: the financial services agreement entered into between the Company and China Petroleum Finance Company Limited () on 30 August 2023 (the "Financial Services Agreement") be and is hereby approved, ratified and confirmed; and the chief financial officer of the Company be and is hereby authorized to make any amendment to the Financial Services Agreement as he/she thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his/her opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transaction; and the non-exempt continuing connected transactions under the Financial Services Agreement and their proposed annual caps, which will be in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby approved." 3. To consider and approve the resolution of the election of Mr. Zhang Daowei as a director of the Company. SPECIAL RESOLUTION To consider and, if thought fit, to pass the following as special resolution: By way of non-cumulative voting: 4. To consider and approve the resolution of the amendments to the rules of procedures and organization of the supervisory committee of the Company. By order of the Board PetroChina Company Limited Company Secretary WANG Hua Beijing, the PRC 20 September 2023 - 133 -

Notes: 1. The register of members of H Shares of the Company will be closed from Tuesday, 10 October 2023 to Thursday, 9 November 2023 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the 2023 first extraordinary general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Monday, 9 October 2023. Holders of the Company's H Shares whose names appear on the register of members of the Company on Thursday, 9 November 2023 are entitled to attend and vote in respect of all resolutions to be proposed at the 2023 first extraordinary general meeting of the Company. The address of the share registrar of the Company's H Shares is: Hong Kong Registrars Limited Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong 2. Each Shareholder is entitled to attend and vote at the 2023 first extraordinary general meeting of the Company may appoint one or more proxies to attend and vote on his/her/its behalf at this 2023 first extraordinary general meeting of the Company. A proxy need not be a shareholder of the Company. 3. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll. 4. The instrument appointing a proxy must be in writing under the hand of the appointer or his/her/its attorney duly authorized in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of A Shares, the notarized power of attorney or other document of authorization, and the proxy form must be delivered to the Board of Directors Office (Address: Room 0612, Block C, PetroChina Building, No.9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the 2023 first extraordinary general meeting of the Company (i.e., by no later than 9:00 a.m. on Wednesday, 8 November 2023). To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong) within the same period. 5. The completed and signed reply slip accompanying each notice of the 2023 first extraordinary general meeting of the Company should be delivered to Board of Directors Office for holders of A shares at Room 0612, Block C, PetroChina Building, No.9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007) on or before 4:30 p.m. on Thursday, 19 October 2023 personally, by mail, by email (ir@petrochina.com.cn) or by fax (fax number: (8610) 6209 9557); to Hong Kong Registrars Limited for holders of H shares at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period. 6. This 2023 first extraordinary general meeting of the Company is expected to last for half a day. Shareholders (in person or by proxy) attending this 2023 first extraordinary general meeting of the Company are responsible for their own transportation and accommodation expenses. - 134 -

NOTICE OF THE 2023 FIRST EXTRAORDINARY GENERAL MEETING

7. The address of the Board of Directors Office is as follows:

   Room 0612, Block C, PetroChina Building
   No.9 Dongzhimen North Street,
   Dongcheng District, Beijing, the PRC
   Postal code: 100007
   Tel: (8610) 5998 2622
   Fax: (8610) 6209 9557
   Email Address: ir@petrochina.com.cn

8. As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors.

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